1/8

08000094

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05022

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

BEST AVAILABLE COPY

OICF/BY: dee

DATE: 1/8/08

082-05012

RECEIVED

9-30-08
AR/S

Annual Report 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)



corporate

KUALA LUMPUR KEPONG BERHAD ("KLK") a multi-national company incorporated in Malaysia, employs under its Group more than 25,000 employees worldwide. It is listed on the Main Board of Bursa Malaysia Securities Berhad and has a market capitalisation in excess of RM14 billion as at 30 September 2007.

Started as a plantation company more than 100 years ago, plantations still lead as KLK's core business activity. The Group has a total of more than 150,000 hectares planted with oil palm and rubber in Malaysia (Peninsular and Sabah) and Indonesia (Belitung, Sumatra and Kalimantan). Since 1990s, the Group has diversified into resource-based manufacturing (oleochemicals, cocoa products and rubber products), property development and retailing (personal care products, toiletries, home fragrances and fine foods).

financial calendar

FINANCIAL YEAR END	30 September 2007

ANNOUNCEMENT OF RESULTS

First Quarter	14 February 2007
Second Quarter	23 May 2007
Third Quarter	22 August 2007
Fourth Quarter	20 November 2007

PUBLISHED ANNUAL REPORT AND FINANCIAL STATEMENTS

Despatch Date	28 December 2007
ANNUAL GENERAL MEETING	20 February 2008

DIVIDENDS

Interim

Announcement	23 May 2007
Entitlement Date	16 July 2007
Payment Date	9 August 2007

Final

Announcement	20 November 2007
Entitlement Date	21 February 2008
Payment Date	17 March 2008

contents



the corporation
the business



the financials



properties held & shareholdings



the corporation

Expanding on our local and international presence by continuing to do what we do best and by exploring new frontiers for development

GROUP HIGHLIGHTS

Financial		2007	2006	2005	2004	2003
Revenue	(RM'000)	**5,067,627**	3,916,649	3,789,897	3,883,483	3,473,531
Profit:						
before taxation	(RM'000)	**886,458**	588,554	576,072	558,426	547,543
attributable to equity holders of the Company	(RM'000)	**694,154**	436,230	421,315	408,478	399,069
Earnings per share*	(sen)	**65.18**	40.96	39.56	38.36	37.47
Dividend per share*:						
gross	(sen)	**50.0**	33.3	26.7	20.0	16.7
net	(sen)	**36.9**	24.3	20.3	15.5	12.0
Net tangible assets	(RM'000)	**4,609,566**	4,370,513	4,169,809	3,966,409	3,688,124
Net tangible assets per share*	(RM)	**4.33**	4.10	3.92	3.72	3.46

Production		2007	2006	2005	2004	2003
Fresh Fruit Bunches	(tons)	**2,360,061**	2,422,487	2,250,808	2,019,506	1,925,953
Rubber	('000 kgs)	**22,942**	24,257	24,870	25,828	24,755

Quarterly Financial		Year 2007	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	(RM'000)	**5,067,627**	1,509,056	1,351,719	1,034,865	1,171,987
Operating profit	(RM'000)	**890,698**	326,970	197,464	169,859	196,405
Profit before taxation	(RM'000)	**886,458**	327,071	193,698	171,466	194,223
Profit attributable to equity holders of the Company	(RM'000)	**694,154**	263,336	148,009	126,697	156,112
Earnings per share – basic	(sen)	**65.18**	24.73	13.90	11.90	14.65
Dividend per share – gross	(sen)	**50**	40	–	10	–

* *Comparative figures have been adjusted for the effect of the 1 for 2 Bonus Issue.*

Earnings Per Share (sen)


65.2
41.0
39.6
38.4
37.5
2007
2006
2005
2004
2003

Shareholders' Funds (RM'000)


4,919,053
4,494,889
4,247,839
4,045,838
3,767,330
2007
2006
2005
2004
2003

Net Tangible Assets Per Share (RM)


4.33
4.10
3.92
3.72
3.46
2007
2006
2005
2004
2003

AREA STATEMENT

	Age in Years	2007 Hectares	2007 % Under Crop	2007 % of Total Planted Area	2006 Hectares	2006 % Under Crop	2006 % of Total Planted Area
OIL PALM	4 to 9	**46,824**	**35**		48,095	39	
	10 to 18	**45,515**	**34**		37,075	30	
	19 and above	**14,843**	**11**		15,828	13	
	Mature	**107,182**	**80**	**69**	100,998	82	70
	Immature	**27,799**	**20**	**18**	22,464	18	16
	Total	**134,981**	**100**	**87**	123,462	100	86
RUBBER	6 to 10	**2,578**	**13**		2,300	12	
	11 to 15	**2,276**	**12**		4,159	21	
	16 to 20	**9,310**	**47**		8,146	41	
	21 and above	**1,733**	**9**		1,654	8	
	Mature	**15,897**	**81**	**10**	16,259	82	11
	Immature	**3,687**	**19**	**3**	3,518	18	3
	Total	**19,584**	**100**	**13**	19,777	100	14
TOTAL PLANTED		**154,565**		**100**	143,239		100
Plantable Reserves		**38,391**			30,852		
Building Sites, etc.		**10,366**			8,809		
GRAND TOTAL		**203,322**			182,900		

Oil Palm Planted Area
FFB Production


2,360
107,182
27,799
2,422
100,998
22,464
2,251
98,684
22,346
2,020
94,570
26,633
1,926
87,028
26,756
2007
2006
2005
2004
2003
FFB production ('000 tons)
Planted Area - mature (hectares)
Planted Area - immature (hectares)

Rubber Planted Area
Production


22,942
15,897
3,687
24,257
16,259
3,518
24,870
16,547
3,739
25,828
16,146
4,355
24,755
16,496
4,671
2007
2006
2005
2004
2003
Rubber production ('000 kgs)
Planted Area - mature (hectares)
Planted Area - immature (hectares)

LOCATION OF THE GROUP'S PLANTATIONS OPERATIONS

MALAYSIA

KEDAH	Hectares
1 Batu Lintang ◇	2,017
2 Ghim Khoon	773
3 Pelam	2,526

PERAK	
4 Allagar	805
5 Glenealy	1,084
6 Kuala Kangsar	847
7 Serapoh	936
8 Subur	1,290

SELANGOR	Hectares
9 Changkat Asa ◇ ○	1,544
10 Kerling	619
11 Sungai Gapi	603
12 Tuan Mee ◇	1,556

NEGERI SEMBILAN	
13 Ayer Hitam	2,640
14 Batang Jelai	2,162
15 Gunong Pertanian	686
16 Jeram Padang ◇ ○	2,114
17 Kombok	1,916
18 Ulu Pedas	923


KELANTAN
KEDAH
PERAK
SELANGOR
NEGERI SEMBILAN
PAHANG
JOHOR
Ipoh
Kuala Lumpur
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37

JOHOR	Hectares
19 Ban Heng	631
20 Fraser	2,968
21 Kekayaan ◇	2,818
22 Landak	2,833
23 New Pogoh	1,560
24 Paloh ◇	2,680
25 See Sun	589
26 Sungei Penggeli	951
27 Sungai Tamok	3,238
28 Voules ○	2,977
29 KLK Edible Oils ☆	5

PAHANG	Hectares
30 Renjok	1,579
31 Selborne ○	1,282
32 Sungei Kawang	1,890
33 Tuan	1,812

KELANTAN	
34 Kerilla ○	2,191
35 Kuala Gris ○	2,429
36 Pasir Gajah ◇	2,655
37 Sungai Sokor	1,603

LOCATION OF THE GROUP'S PLANTATIONS OPERATIONS

as at 30 September 2007

MALAYSIA

SABAH	Hectares
38 KDC Complex	
Jatika	3,508
Pang Burong	2,535
Pangeran ◇	2,855
Pinang	2,420
Ringlet	1,834
Sigalong	2,861
Sri Kunak	2,773
Tundong ◇	2,089

	Hectares
39 GSSB Complex	
39A Bornion ◇	3,233
Segar Usaha	2,792
39B Bukit Tabin	2,916
Lungmanis ◇	1,656
Rimmer ◇	2,730
Sg. Silabukan	2,654
Tungku	3,418
40 Leluasa Untung △☆	6



SABAH
Sandakan
39A
Lahad Datu
40
39B
38
Tawau
46
45
48
47
49
KALIMANTAN
43
44
INDONESIA
SUMATRA
BELITUNG
42
41



IPOH
(Head Office)
Tanjung Redeb
Pekanbaru
Sampit
Belitung
INDONESIA
Jakarta

LEGEND

- ◆ With Palm Oil Mill
- ● With Rubber Factory
- ▲ With Kernel Crushing Plant
- ★ With Refinery

INDONESIA

BELITUNG	Hectares
41 Kebun SWP ◇	14,065
42 Kebun Parit Sembada	3,990

SUMATRA	
43 Kebun Mandau ◇○	14,799
44 Kebun Nilo ◇	14,560

KALIMANTAN TIMUR	Hectares
45 Kebun Jabontara Eka Karsa	14,086
46 Kebun Hutan Hijau Mas	7,710

KALIMANTAN TENGAH	
47 Kebun Mulia Agro Permai	9,056
48 Kebun Karya Makmur Abadi	13,127
49 Kebun Menteng Jaya Sawit Perdana	7,399

FIVE-YEAR FINANCIAL STATISTICS

	2007 RM'000	2006 RM'000	2005 RM'000	2004 RM'000	2003 RM'000
REVENUE					
Palm products	**1,956,142**	1,580,038	1,446,789	1,489,965	1,351,493
Rubber	**208,725**	224,385	159,759	153,583	111,567
Manufacturing	**2,014,487**	1,231,692	1,358,868	1,444,651	1,268,506
Retailing	**775,118**	764,891	736,773	715,675	671,721
Property development	**63,868**	63,664	44,258	44,506	42,893
Investment income	**43,185**	42,974	34,665	25,314	21,647
Other income	**6,102**	9,005	8,785	9,789	5,704
	5,067,627	3,916,649	3,789,897	3,883,483	3,473,531
GROUP PROFIT					
Palm products	**582,862**	357,546	357,207	383,610	338,104
Rubber	**94,749**	101,354	60,201	57,531	18,471
Manufacturing	**61,624**	14,282	76,915	76,856	84,628
Retailing	**14,354**	(12,047)	(13,923)	11,893	18,831
Property development	**12,056**	23,220	10,149	10,396	8,759
Others	**(912)**	(141)	7,004	441	483
Share of results of associates	**31,899**	18,060	17,513	25,517	46,981
Investment income	**43,185**	42,974	34,665	25,314	21,647
Finance costs	**(36,139)**	(14,215)	(6,744)	(5,686)	(5,615)
Corporate	**82,780**	57,521	33,085	(27,446)	15,254
Profit before taxation	**886,458**	588,554	576,072	558,426	547,543
Tax expense	**(172,009)**	(148,568)	(149,570)	(130,126)	(130,735)
Profit for the year	**714,449**	439,986	426,502	428,300	416,808
Attributable to:					
Equity holders of the Company	**694,154**	436,230	421,315	408,478	399,069
Minority interests	**20,295**	3,756	5,187	19,822	17,739
	714,449	439,986	426,502	428,300	416,808
ASSETS					
Property, plant and equipment	**2,093,208**	1,582,213	1,207,822	1,058,624	1,020,747
Investment properties	**5,188**	5,241	15,514	15,790	4,617
Prepaid lease payments	**242,809**	214,639	186,280	189,518	163,470
Biological assets	**1,189,512**	1,136,557	1,081,833	1,092,994	1,088,778
Land held for property development	**194,735**	194,305	194,839	194,389	54,652
Goodwill on consolidation	**264,698**	101,061	60,369	60,369	60,369
Intangible assets	**44,789**	23,315	17,661	19,060	18,837
Investment in associates	**172,455**	141,341	135,803	493,443	497,020
Other investments	**438,705**	449,178	462,614	90,305	78,517
Deferred tax assets	**11,634**	7,232	8,664	5,176	26,299
Current assets	**2,345,559**	1,837,678	1,835,414	1,676,693	1,527,945
Total assets	**7,003,292**	5,692,760	5,206,813	4,896,361	4,541,251

FIVE-YEAR FINANCIAL STATISTICS

	2007 RM'000	2006 RM'000	2005 RM'000	2004 RM'000	2003 RM'000
EQUITY					
Share capital	**1,067,505**	712,516	712,516	712,516	712,516
Reserves	**3,864,995**	3,795,820	3,548,770	3,346,769	3,068,261
Cost of treasury shares	**(13,447)**	(13,447)	(13,447)	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	**4,919,053**	4,494,889	4,247,839	4,045,838	3,767,330
Minority interests	**176,159**	168,795	145,965	137,894	125,078
Total equity	**5,095,212**	4,663,684	4,393,804	4,183,732	3,892,408
LIABILITIES					
Deferred tax liabilities	**195,218**	186,911	159,442	134,486	135,876
Provision for retirement benefits	**32,951**	40,809	41,878	40,456	38,739
Borrowings	**566,893**	98,578	69,648	24,849	18,938
Obligations under finance leases	**–**	28	60	212	367
Current liabilities	**1,113,018**	702,750	541,981	512,626	454,923
Total liabilities	**1,908,080**	1,029,076	813,009	712,629	648,843
Total equity and liabilities	**7,003,292**	5,692,760	5,206,813	4,896,361	4,541,251
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen*	**65.18**	40.96	39.56	38.36	37.47
Share price at 30 September – RM*	**13.20**	7.25	5.15	4.45	4.15
Gross dividend rate – sen	**50.0**	50.0	40.0	30.0	25.0
Adjusted gross dividend rate – sen*	**50.0**	33.3	26.7	20.0	16.7
Dividend yield at 30 September	**3.8%**	4.6%	5.2%	4.5%	4.0%
P/E ratio at 30 September	**20.3**	17.7	13.0	11.6	11.1

** Comparative figures have been adjusted for the effect of the 1 for 2 Bonus Issue.*

FIVE-YEAR PLANTATION STATISTICS

		2007	2006	2005	2004	2003
OIL PALM						
FFB Production						
– own estates	(tons)	**2,360,061**	2,422,487	2,250,808	2,019,506	1,925,953
– sold	(tons)	**68,748**	62,104	32,021	30,513	109,917
– purchased	(tons)	**851,981**	1,016,033	1,002,701	849,449	795,688
– total processed	(tons)	**3,143,294**	3,376,416	3,221,488	2,838,442	2,611,724
Yield per mature hectare	(tons FFB)	**22.25**	24.15	22.89	21.57	22.15
Profit per mature hectare (before replanting expenditure)	(RM)	**5,790**	3,599	3,744	4,448	4,160
Average selling prices:						
Refined palm products	(RM/ton ex-refinery)	**2,147**	1,478	1,448	1,701	1,535
Crude palm oil	(RM/ton ex-mill)	**1,929**	1,401	1,391	1,636	1,476
Palm kernel oil	(RM/ton ex-mill)	**2,175**	1,899	2,179	2,065	1,477
Palm kernel cake	(RM/ton ex-mill)	**259**	160	132	177	155
Palm kernels	(RM/ton ex-mill)	**1,131**	872	986	973	683
FFB	(RM/ton)	**465**	285	282	337	269
RUBBER						
Production						
– own estates	('000 kgs)	**22,942**	24,257	24,870	25,828	24,755
– sold	('000 kgs)	**—**	—	—	6	285
– purchased	('000 kgs)	**5,285**	7,050	6,356	4,883	2,805
– total processed	('000 kgs)	**28,227**	31,307	31,226	30,705	27,275
Yield per mature hectare	(kgs)	**1,450**	1,499	1,563	1,611	1,507
Profit per mature hectare (before replanting expenditure)	(RM)	**6,070**	6,696	3,961	3,975	1,606
Average selling price (net of cess)	(sen/kg)	**786**	761	539	519	386
PLANTED AREA (weighted average hectares):						
OIL PALM						
Mature		**106,076**	100,308	98,348	93,606	86,965
Immature		**29,010**	23,079	22,910	25,727	26,630
RUBBER						
Mature		**15,819**	16,179	15,916	16,034	16,429
Immature		**3,799**	3,748	4,298	4,616	4,975
TOTAL PLANTED AREA		**154,704**	143,314	141,472	139,983	134,999

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dato' Seri Lee Oi Hian
Chairman/CEO

YM Tengku Robert Hamzah

R. M. Alias

Dato' Lee Hau Hian

Tan Sri Dato' Thong Yaw Hong

Datuk Abdul Rahman bin Mohd. Ramli

Yeoh Eng Khoon

Roy Lim Kiam Chye
Executive Director
(Appointed on 1/6/2007)

COMPANY SECRETARIES

J. C. Lim

Fan Chee Kum

AUDITORS

KPMG

PLACE OF INCORPORATION AND DOMICILE

In Malaysia as a public limited liability company

SHARE REGISTRAR AND REGISTERED OFFICE

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S. P. Seenivasagam
30000 Ipoh, Perak, Malaysia
Tel : 605-2417844
Fax : 605-2535018
Web : www.klk.com.my

PRINCIPAL BANKERS

Malayan Banking Berhad

HSBC Bank Malaysia Berhad

Public Bank Berhad

RHB Bank Berhad

Citibank N.A.

CIMB Bank Berhad

STOCK EXCHANGE LISTING

Bursa Malaysia Securities Berhad
Main Board
Listed since 1974



Dato' Seri Lee Oi Hian
Chairman/CEO

Malaysian, aged 56, joined the Board on 1 February 1985 and is the Chairman/CEO of KLK. He is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc. In addition to being the current Chairman of the Malaysian Palm Oil Council, he also serves as a trustee of Yayasan Tuanku Bainun, Perdana Leadership Foundation, Star Foundation, Tan Sri Lee Loy Seng Foundation and Yayasan KLK, and as a board member of Royal Perak Golf Club Berhad.

He graduated with a Bachelor of Agricultural Science (Honours) degree from the University of Malaya and obtained his Masters in Business Administration from Harvard Business School, US.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO.

Dato' Lee Hau Hian who is also a Director of KLK is his brother. Dato' Seri Lee is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related party transactions with the KLK Group. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2007.



YM Tengku Robert Hamzah
Independent Non-Executive Director

Malaysian, aged 68, Independent Non-Executive Director, joined the Board on 1 May 1976. He serves as Chairman of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad. An architect by profession, he graduated from the AA School of Architecture and is a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He is Chairman of T.R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended three (3) out of four (4) Board of Directors' meetings held in the financial year ended 30 September 2007.



[illegible]
Independent Non-Executive Director



[illegible]
Non-Independent Non-Executive Director

Malaysian, aged 75, Independent Non-Executive Director, has served on the Board since 1 July 1978. He is the Chairman of the Remuneration Committee and a member of the Nomination Committee of the Board.

He holds a Bachelor of Arts (Honours) degree from University of Malaya, Singapore, a Certificate in Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Program at Harvard Business School, US.

His directorships in other listed companies include Batu Kawan Berhad and Cerebos Pacific Limited (Singapore). He is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2007.

Malaysian, aged 54, Non-Independent Non-Executive Director, joined the Board on 20 December 1993. He is a member of the Nomination Committee and the Remuneration Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of Yule Catto & Co. plc. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneur & Skills Development Centre. Besides serving as a director of Yayasan De La Salle and See Sen Chemical Berhad, he is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a Masters in Business Administration degree from Stanford University, US.

He is the brother of Dato' Seri Lee Oi Hian who is the Chairman/CEO of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related party transactions with the KLK Group. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2007.



Tan Sri Dato' Thong Yaw Hong
Independent Non-Executive Director

Malaysian, aged 77, Independent Non-Executive Director, joined the Board on 8 March 1995. He is the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Board. He is a Fellow member of the Institute of Bankers Malaysia.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad and Public Mutual Berhad, Chairman of Berjaya Sports Toto Bhd. His directorships in other public companies are Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Public Islamic Bank Berhad (formerly Public Merchant Bank Bhd) and Public Investment Bank Bhd. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation, Malaysian Institute of Economic Research and Yayasan Wah Seong. He is also a member of the Working Group of the Executive Committee for the National Implementation Task Force, and a member of the Investment Committee for the Unit Trust Funds managed by Public Mutual Berhad.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Program from Harvard Business School. Tan Sri was the Pro-Chancellor of Universiti Putra Malaysia till June 2006. In 17 September 2006, he was conferred the Honorary Doctorate of Economics by Universiti Putra Malaysia.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2007.



Datuk Abdul Rahman bin Mohd. Ramli
Non-Independent Non-Executive Director



Yeoh Eng Khoon
Independent Non-Executive Director

Malaysian, aged 68, Non-Independent Non-Executive Director, joined the Board on 11 September 1999. He serves as a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently a Board member of Malayan Banking Berhad and DRB-HICOM Berhad, both are public listed companies.

He is a nominee director of Permodalan Nasional Berhad, a shareholder of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2007.

Malaysian, aged 60, Independent Non-Executive Director was appointed to the Board on 24 February 2005. He serves as a member of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad and See Sen Chemical Berhad, as well as a trustee of Yayasan KLK. His past working experience included banking, manufacturing and the retail business.

He obtained his Bachelor of Arts (Honours) degree in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2007.



Roy Lim Kiam Chye
Non-Independent Executive Director

Malaysian, aged 57, Non-Independent Executive Director, was appointed to the Board on 1 June 2007.

Mr. Lim holds a Bachelor of Economics (Honours) degree and a Diploma in Education (Distinction) from the University of Malaya. He has also attended the Senior Management Development Programme from Harvard Business School and Advanced Management Programme from INSEAD.

Mr. Lim is the KLK Group Plantations Director. He has been with the KLK Group for the past 32 years. Prior to his current position, he was the Marketing Director overseeing commodity trading for the Plantations. He is also a council member of the Malaysian Agricultural Producers Association and Malaysian Palm Oil Association.

He has no family relationship with any other director/major shareholder of KLK. He has no personal interest in any transactions involving the KLK Group carried out in the ordinary course of business. He has attended one (1) Board of Directors' meeting held after his appointment in the financial year ended 30 September 2007.

Note: *None of the Directors of KLK have been convicted of any offences.*


Official Opening of

10 November 2006

Official opening of Davos Life Science Pte. Ltd. by Philip Yeo, Chairman of A*STAR (Agency for Science, Technology and Research, Singapore).

18 November 2006

Official opening of Kekayaan Super Palm Oil Mill, Johor by Yeoh Eng Khoon, on behalf of founder director, Yeoh Chin Hin.





18 December 2006

Announcement on the proposed acquisition of the entire equity interest of Dr. W. Kolb Holding AG which is a large independent alkoxylator, and a large manufacturer and distributor of non-ionic surfactants and esters. This acquisition has been completed.

16 January 2007

As part of its commitment to Corporate Responsibility, KLK donated RM150,000 to the National Disaster Relief Fund for the flood victims affected by the widespread floods in Peninsular Malaysia.

2 February 2007

Announcement on proposed acquisition of a subsidiary company, PT Menteng Jaya Sawit Perdana. The company owns approximately 7,400 hectares of land in Kalimantan, Indonesia, which it intends to develop into oil palm plantations. This acquisition has been completed.

Announcement on proposed acquisition of a subsidiary company, PT Karya Makmur Abadi. The company owns approximately 15,000 hectares of land in Kalimantan, Indonesia, which it intends to develop into oil palm plantations. This acquisition has been completed.



6 February 2007

KLK's Ladang Kekayaan and Ladang Pasir Gajah were awarded the National Occupational Safety and Health 2006 Excellence Award by the National Council for Occupational Safety and Health.

14 February 2007

The Company's 34th Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.

8 March 2007

Allotment of Bonus Issue of 354,988,564 ordinary shares of RM1.00 each in KLK credited as fully paid-up on the basis of 1 new KLK share for every 2 existing KLK shares.

21 March 2007

Expansion of Nilo Palm Oil Mill in Sumatra was commissioned. Its processing capacity was increased from 50 tons/hour to 90 tons/hour.

21-23 March 2007

KLK participated as a corporate speaker at the "Invest Malaysia 2007" conference in Kuala Lumpur jointly sponsored by Bursa Malaysia Bhd, RHB Investment Bank Bhd (RHB InvestBank) and UBS Securities Malaysia Sdn Bhd.


invest
malaysia
UBS
BURSA MALAYSIA


KUALA LUMPUR KEPONG BERHAD

20-29 April 2007

KLK participated in the Minggu Saham Amanah Malaysia 2007 Exhibition organised by Permodalan Nasional Berhad held in Kuantan, Pahang.

25 April 2007

KLK Signing Ceremony in relation to the issuance of up to RM500 million nominal value Islamic Commercial Papers and/or Islamic Medium Term Notes Programme with the joint lead managers of the programme, Aseambankers Malaysia Berhad and CIMB Investment Bank Berhad in Kuala Lumpur.




PLATINUM
LD SPONSOR
SBC

5 May 2007

KLK's Director, R. M. Alias, was awarded the Malaysian Palm Oil Association's Recognition Award. This inaugural award is bestowed on outstanding personalities for their lifelong devotion, commitment and contributions to the industry and the various plantation associations both current and past.

1 June 2007

Commissioning of KL-Kepong Oleomas Sdn Bhd, Pulau Indah, Klang.





3-8 July 2007

KLK participated in the Malaysia International Commodity Conference & Showcase 2007 organised by the Ministry of Plantation Industries and Commodities held in Kuala Lumpur.

5 July 2007

KLK co-sponsored the Malaysia-China Business Forum 2007 on "Growing Bilateral Relationship: Expanding Business Opportunities" jointly organised by the Malaysia-China Business Council (MCBC), the Asian Strategy & Leadership Institute (ASLI) and the Johor State Investment Centre, held in Johor Bahru.

29 August 2007

Announcement on acquisition of Golden Complex Sdn Bhd through a subscription of shares. The company has a 92% equity stake in PT Malindomas Perkebunan which holds approximately 8,266 hectares of plantation land in Berau, East Kalimantan, Indonesia. This acquisition has been completed.

28 September 2007

Announcement on the acquisition of Uniqema (Malaysia) Sdn Bhd which is involved in the manufacture of glycerine, fatty acids, esters and soap noodles. This acquisition has been completed.

GROUP COMPANIES

PLANTATIONS

Bornion Estate Sdn Bhd
63% (Plantation)

Fajar Palmkel Sdn Bhd
100% (Trading in palm kernel)

Gocoa Sdn Bhd
100% (Plantation)

Golden Peak Development Sdn Bhd
100% (Plantation)

Golden Sphere Sdn Bhd
100% (Plantation)

Golden Yield Sdn Bhd
100% (Plantation)

Jasachem Sdn Bhd
100% (Investment holding)

- **P.T. Karya Makmur Abadi**
  90% (Plantation)

Kalumpang Estates Sdn Bhd
100% (Plantation)

KL-Kepong (Sabah) Sdn Bhd
100% (Milling of palm products)

KL-Kepong Edible Oils Sdn Bhd
100% (Refining of palm products)

KL-Kepong Plantation Holdings Sdn Bhd
100% (Investment holding)

- **Double Jump Ltd**
  100% (Investment holding)
- **Tri-Force Element Inc**
  100% (Investment holding)
- **P.T. Jabontara Eka Karsa**
  95% (Plantation)
- **Gunong Pertanian Sdn Bhd**
  100% (Plantation)
- **Parit Perak Plantations Sdn Bhd**
  100% (Plantation)
- **Pinji Horticulture Sdn Bhd**
  100% (Plantation)
- **P.T. ADEI Plantation & Industry**
  95% (Plantation)
- **P.T. KLK Agriservindo**
  100% (Management of plantations)
- **P.T. Kreasijaya Adhikarya**
  95% (Dormant)
- **P.T. Menteng Jaya Sawit Perdana**
  80% (Plantation)
- **P.T. Mulia Agro Permai**
  90% (Plantation)
- **P.T. Steelindo Wahana Perkasa**
  95% (Plantation)
- **Sy Kho Trading Plantation Sdn Bhd**
  100% (Plantation)
  - **Sunshine Plantation Sdn Bhd**
    100% (Plantation)

KLK (Mauritius) International Ltd
100% (Investment holding)

- **P.T. Hutan Hijau Mas**
  92% (Plantation)
- **P.T. Parit Sembada**
  95% (Plantation)

Kulumpang Development Corporation Sdn Bhd
100% (Plantation)

Ladang Finari Sdn Bhd
100% (Plantation)

Ladang Sumundu (Sabah) Sdn Bhd
100% (Plantation)

Leluasa Untung Sdn Bhd
100% (Refining of palm products and kernel crushing)

Masawit Plantation Sdn Bhd
100% (Plantation)

Richinstock Sawmill Sdn Bhd
100% (Plantation)

Rubber Fibreboards Sdn Bhd
100% (Manufacturing of fibre mat)

Sabah Cocoa Sdn Bhd
100% (Plantation)

Sabah Holdings Corporation Sdn Bhd
70% (Investment holding)

Selit Plantations (Sabah) Sdn Bhd
100% (Plantation)

Sri Kunak Plantation Sdn Bhd
100% (In Members' Voluntary Liquidation)

Susuki Sdn Bhd
100% (Investment holding)

- **Axe Why Zed Sdn Bhd**
  100% (Plantation)
- **Bandar Merchants Sdn Bhd**
  100% (Plantation)
- **Segar Usaha Sdn Bhd**
  100% (Plantation)
- **Syarikat Budibumi Sdn Bhd**
  100% (Plantation)

Syarikat Swee Keong (Sabah) Sdn Bhd
100% (Plantation)

Taiko Plantations Sdn Bhd
100% (Management of plantations)

The Kuala Pertang Syndicate Ltd
100% (Plantation)

The Shanghai Kelantan Rubber Estates (1925) Ltd
100% (Plantation)

- **K.H. Syndicate Ltd**
  100% (Plantation)

Uni-Agro Multi Plantations Sdn Bhd
51% (Plantation)

Verdant Plantations Ltd
100% (Investment holding)

Voray Holdings Ltd
55% (Investment holding)

- **Hubei Zhong Chang Vegetable Oil Co Ltd***
  60% (Edible oil refining)
- **Tianjin Voray Bulking Installation Co Ltd****
  50.1% (Bulking installation)

* *Group's effective shareholding 33%*
** *Group's effective shareholding 37%*

PROPERTIES

KL-K Holiday Bungalows Sdn Bhd
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

- **Austerfield Corporation Sdn Bhd**
  100% (Investment holding)
- **Betatechnic Sdn Bhd**
  100% (Property development)
- **Brecon Holdings Sdn Bhd**
  100% (Renting out of storage and office space)
- **Colville Holdings Sdn Bhd**
  100% (Property development)
- **KL-Kepong Complex Sdn Bhd**
  100% (Property development)
- **KL-Kepong Country Homes Sdn Bhd**
  100% (Property development)
- **KL-Kepong Property Development Sdn Bhd**
  100% (Property development)
- **KL-Kepong Property Management Sdn Bhd**
  100% (Property management)
- **Kompleks Tanjong Malim Sdn Bhd**
  80% (Property development)
- **Palermo Corporation Sdn Bhd**
  100% (Property development)

ASSOCIATES

Applied Agricultural Resources Sdn Bhd
50% (Agronomic service and research)

Beijing King Voray Edible Oil Co Ltd ***
25% (Inactive)

Esterol Sdn Bhd
50% (Manufacturing of food esters)

Kumpulan Sierramas (M) Sdn Bhd
50% (Property development)

Malaysia Pakistan Venture Sdn Bhd
37.5% (Investment holding)

MAPAK Edible Oils (Private) Ltd
30% (Manufacturing and marketing of palm and other soft oils)

Pearl River Tyre (Holdings) Ltd
31% (Investment holding and manufacturing of tyres)

P.T. Sekarbumi Alamlestari
48% (Plantation)

Tawau Bulking Installation Sdn Bhd
49% (Bulking installation)

*** *Group's effective shareholding 14%*

RETAILING

CE Holdings Ltd
100% (Investment holding)

- **Crabtree & Evelyn Holdings Ltd**
  100% (Investment holding)
  - **Crabtree & Evelyn Australia Pty Ltd**
    100% (Distribution of toiletries)
  - **C&E Canada, Inc**
    100% (Retailing and distribution of toiletries)
  - **Crabtree & Evelyn Ltd**
    100% (Retailing and distribution of toiletries)
    - **Windham Manufacturing Ltd**
      100% (Manufacturing of toiletries)
  - **Crabtree & Evelyn Europe BV**
    100% (Investment holding)
    - **Crabtree & Evelyn Deutschland GmbH**
      100% (Retailing and distribution of toiletries)
      - **Crabtree & Evelyn Austria GmbH**
        100% (Retailing of toiletries)
  - **Crabtree & Evelyn (Overseas) Ltd**
    100% (Distribution of toiletries)
    - **Crabtree & Evelyn London S A**
      100% (Retailing of toiletries)
    - **Crabtree & Evelyn London Ltd**
      100% (Dormant)
    - **Scarborough and Co Ltd**
      100% (Dormant)
  - **Crabtree & Evelyn (Hong Kong) Ltd**
    100% (Retailing and distribution of toiletries)
  - **Crabtree & Evelyn (Malaysia) Sdn Bhd**
    100% (Retailing of toiletries)
  - **Crabtree & Evelyn Philippines, Inc**
    100% (Retailing and distribution of toiletries)
  - **Crabtree & Evelyn (Singapore) Pte Ltd**
    100% (Retailing and distribution of toiletries)
  - **Quillspur Ltd**
    100% (Investment holding)
- **Premier Procurement Ltd**
  100% (Investment holding)
  - **Crabtree Global Resourcing Sdn Bhd**
    100% (General trading)
  - **Crabtree & Evelyn Trading Ltd**
    100% (Manufacturing of toiletries)
    - **Crabtree & Evelyn Shop Ltd**
      100% (Manufacturing of jams)
    - **Windham Toiletries Ltd**
      100% (Inactive)

INVESTMENT HOLDING & OTHERS

Kersten Holdings Ltd
100% (Investment holding)

KL-Kepong Equity Holdings Sdn Bhd
100% (Investment holding)

- **Ablington Holdings Sdn Bhd**
  100% (Investment holding)
- **KL-Kepong International Ltd**
  100% (Investment holding)
- **Quarry Lane Sdn Bhd**
  100% (Investment holding)

KLK Assurance (Labuan) Ltd
100% (Offshore captive insurance)

KLK Farms Pty Ltd
100% (Cereal and sheep farming)

KLKI Holdings Ltd
100% (Investment holding)

- **Kuala Lumpur-Kepong Investments Ltd**
  100% (Investment holding)

Ortona Enterprise Sdn Bhd
100% (Money lending)

MANUFACTURING

Capital Glogalaxy Sdn Bhd
100% (Inactive)

Davos Life Science Pte Ltd
51% (Manufacturing of nutraceutical, cosmetoceutical and pharmaceutical products)

- **Biogene Life Science Pte Ltd**
  51% (Investment holding)
- **Centros Life Science Pte Ltd**
  51% (Manufacturing of pharmaceutical and bio-pharmaceutical intermediates)
- **Davos Life Science Marketing Pte Ltd**
  51% (Sales and marketing)
- **Helix Life Science Pte Ltd**
  51% (Research and experimental development on plant micronutrients)

Dr. W. Kolb Holding AG
100% (Investment holding)

- **Dr. W. Kolb AG**
  100% (Manufacturing of non-ionic surfactants and esters)
- **Kolb Distribution AG**
  100% (Distribution of non-ionic surfactants and esters)
- **Dr. W. Kolb Netherlands BV**
  100% (Manufacturing of non-ionic surfactants and esters)
- **Kolb Distribution BV**
  100% (Distribution of non-ionic surfactants and esters)
- **Kolb Italia Srl**
  100% (Distribution of non-ionic surfactants and esters)
- **Kolb France SARL**
  100% (Distribution of non-ionic surfactants and esters)
- **Dr. W. Kolb Deutschland GmbH**
  100% (Distribution of non-ionic surfactants and esters)
- **Kolb Asia Pte Ltd**
  100% (Dormant)

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holding)

- **B.K.B. Hevea Products Sdn Bhd**
  100% (Manufacturing of parquet flooring products)
  - **B.K.B. Flooring Sdn Bhd**
    100% (Marketing of parquet flooring products)
- **KL-Kepong Cocoa Products Sdn Bhd**
  100% (Manufacturing of cocoa products)
  - **Selbourne Food Services Sdn Bhd**
    100% (Marketing and distribution of chocolate products)
  - **Selbourne Suisse SARL**
    100% (Brand licensing, marketing and sales of cocoa products)
- **KL-Kepong Rubber Products Sdn Bhd**
  100% (Inactive)
  - **Masif Latex Products Sdn Bhd**
    100% (Manufacturing of household latex gloves)
- **KSP Manufacturing Sdn Bhd** *****
  100% (Manufacturing of soap noodles)
- **Palmamide Sdn Bhd**
  88% (Manufacturing of industrial amides)
- **Palm-Oleo Sdn Bhd**
  80% (Manufacturing of oleochemicals)
  - **Uniqema (Malaysia) Sdn Bhd** ****
    100% (Manufacturing of oleochemicals)

KL-Kepong Nutrients Sdn Bhd
100% (Manufacturing of palm oil fatty acids products)

KL-Kepong Oleomas Sdn Bhd *****
100% (Manufacturing of fatty alcohol)

KLK Overseas Investments Ltd
100% (Investment holding)

- **B.K.B. Europa SARL**
  100% (Marketing of wood based products)
- **KLK Oleo Europe GmbH**
  (formerly known as F. Holm Chemie Handels GmbH)
  100% (Trading and distribution of oleochemicals)
- **Standard Soap Company Ltd**
  100% (Manufacturing of toiletries)
  - **Premier Soap Company Ltd**
    100% (Dormant)

KLK Premier Capital Ltd
100% (Investment holding)

- **Taiko Palm-Oleo (Zhangjiagang) Co Ltd**
  90% (Manufacturing of fatty acids, glycerine and soap noodles)

Stolthaven (Westport) Sdn Bhd
51% (Storing and distribution of bulk liquid)

***** Group's effective shareholding 80%*
****** Group's effective shareholding 96%*



DATO' SERI LEE OI HIAN
Chairman/CEO
Pengerusi/Ketua Pegawai Eksekutif

'We are committed to deliver sustainable added value to our shareholders guided by our Corporate Governance Policies and are at the same time mindful of our Corporate Responsibility.'

'Kami bertekad untuk menyampaikan nilai tambah yang mapan kepada para pemegang saham kami dengan dipandu oleh Dasar Tadbir Urus Korporat kami dan pada masa yang sama sentiasa memberi perhatian terhadap Tanggungjawab Korporat kami.'

The oil palm industry is indeed very blessed to be enjoying an unprecedentedly lengthy period of high commodity prices. Although such levels were achieved before in the past, it was only for brief moments before succumbing to the surpluses in supply. For this period, it appears that prices are sustainable due to a few factors namely, the huge demand created by biofuel, the ever increasing need to satisfy food requirements and the competition from corn and wheat for oilseeds hectareage. There is now a strong co-relation with crude petroleum prices, thus providing a safety net for our plantations industry that was previously absent.

In such a conducive environment the KLK Group, like other plantation companies, produced a record net profit of RM694.2 million, a significant increase of 59% over that of last year. Despite the recent bonus issue of 1 for 2, the earnings per share (EPS) of 65.2 sen is even higher than last year. Your Board is recommending a final gross dividend of 40 sen per share, which will bring the total year's dividend to 50 sen gross. The total net payout to shareholders is RM393.0 million, a ratio of 57% to total earnings. Our Company's share price correspondingly rose to RM16.10 as at 4 December 2007, a significant improvement of 76% for the year.

As expected, the **Plantation** sector was the star performer contributing the dominant share of 79% of our pre-tax profits. The oil palm sector generated 86% of this total plantations profit, despite a drought induced reduction to 2.36 million tons of Fresh Fruits Bunches. Yield per hectare also declined to 22.25 tons. Fortunately, the strong upsurge in palm products prices more than offset the higher costs of production due to this drought and other factors like fertilisers costs, increased governmental export duties and cesses. Our Rubber sector continues to provide a valuable and steady return. With the yearly addition of new oil palm plantings in Indonesia, our age profile is being kept at a healthy young age. In line with our stated strategic plan of expansion, our landbank was increased by 20,526 hectares in Kalimantan Tengah and in October 2007, there was a further addition of 8,266 hectares in Kalimantan Timur adjoining our existing property, of which 3,800 hectares are already planted. Our management teams have been enthusiastically keeping ahead of the many

Industri kelapa sawit amat bernasib baik kerana menikmati tempoh harga komoditi tinggi yang berpanjangan. Walaupun paras harga sedemikian pernah dicapai sebelum ini, namun ia hanya untuk jangka masa yang singkat sebelum kembali rendah akibat bekalan berlebihan. Bagi tempoh ini, harga yang dinikmati dilihat mampu bertahan disebabkan oleh beberapa faktor iaitu permintaan tinggi yang dijana oleh bahanapi bio, permintaan yang semakin meningkat untuk memenuhi keperluan bahan makanan dan persaingan daripada jagung dan gandum untuk jumlah pengeluaran sehektar. Kini terdapat hubungan yang teguh harga petroleum mentah, justeru menyediakan keadaan yang selamat bagi industri pertanian kita yang tidak pernah wujud sebelum ini.

Dalam persekitaran yang memberangsangkan ini, Kumpulan KLK, seperti syarikat-syarikat perladangan lain, telah mencatat keuntungan bersih tertinggi sebanyak RM694.2 juta, peningkatan ketara pada kadar 59% berbanding tahun lepas. Walaupun telah melaksanakan terbitan bonus 1 bagi 2 baru-baru ini, namun pendapatan sesaham (EPS) sebanyak 65.2 sen adalah lebih tinggi berbanding tahun lepas. Lembaga Pengarah anda mengesyorkan dividen kasar akhir sebanyak 40 sen sesaham, yang akan menjadikan jumlah dividen pada tahun ini sebanyak 50 sen kasar. Jumlah pembayaran bersih kepada pemegang saham adalah sebanyak RM393.0 juta, nisbah sebanyak 57% daripada jumlah pendapatan. Seiring dengan pencapaian tersebut, harga saham Syarikat kita juga telah meningkat kepada RM16.10 pada 4 Disember 2007, melonjak 76% bagi tahun ini.

Seperti dijangka, sektor **Perladangan** merupakan penjana pendapatan terbaik dengan menyumbangkan bahagian terbesar iaitu 79% daripada keuntungan sebelum cukai kita. Sektor kelapa sawit menjana 86% daripada jumlah keuntungan perladangan ini, walaupun kemarau telah menyebabkan jumlah Buah Tandan Segar menurun kepada 2.36 juta tan. Hasil sehektar juga menurun kepada 22.25 tan. Walau bagaimanapun, lonjakan teguh harga produk kelapa sawit mengimbangi peningkatan kos pengeluaran disebabkan oleh kemarau ini dan pelbagai faktor lain seperti kos baja, peningkatan duti eksport kerajaan dan ses. Sektor Getah kita terus memberikan pulangan yang bernilai dan teguh. Dengan penambahan kawasan tanaman baru setiap tahun di Indonesia, profil usia tanaman kita dikekalkan pada usia yang muda. Sejajar dengan rancangan pengembangan strategik kita, tanah simpanan kita meningkat sebanyak 20,526 hektar di Kalimantan Tengah dan pada bulan Oktober 2007, penambahan sebanyak 8,266 hektar di Kalimantan Timur yang terletak bersebelahan dengan hartanah sedia ada kita, dengan 3,800 hektar daripadanya telahpun ditanam. Pihak pengurusan kita telah memberi challenges like specialised training, sustainable palm oil development, in-house "bar code" IT system, carbon credits, yields and oil extraction improvement programmes. Similarly, our engineers are fully committed to ensuring the timely completion of the processing plants and infrastructure to cope with the anticipated production.

Although our **Manufacturing** profit, compared to last year, has grown significantly, it is still far from achieving its full potential. Whilst our Malaysian basic oleochemicals businesses performed well in spite of the high raw materials prices, there are two other problematic business units, that of our China fatty acids operations and Davos Life, the nutraceuticals business. The lengthy commissioning period caused by numerous technical problems (although now resolved) in Oleomas, the fatty alcohol unit, also contributed to this profit setback. The timely acquisition of Kolb Switzerland not only extended the sphere of our oleochemicals activities to ethoxylation but also complemented Oleomas as fatty alcohols is their key raw material. Expansion of Kolb's Moerdijk plant is already ongoing, in anticipation of this synergy. Similarly, the recent purchase of Uniqema Malaysia has now provided the much needed additional fatty acids volume, all within the "Klang" epicenter of our oleo activities. As an extension of the surfactants range, Oleomas will be building a methyl esters sulphonates plant on its site in Westport with operational date due in 2009. Our Cocoa business, now integrated to chocolate couverture, has expanded to 60,000 tons per annum of grindings. Management strength here is great and is a fine example of excellent leadership with good teamwork and spirit. For 2008, we are confident that the management's tenacious and determined efforts in overcoming the problematic subsidiaries will bear fruit.

The **Property** division's maiden development, Desa Coalfields, although only 230 acres, is now entering its last phase and gearing to the development of the adjoining 1,000 acres of converted land. Worth mentioning is our remarkable track record of delivering quality affordable homes and also the initiation of innovative low cost townhouses instead of the traditional high density walkup flats – an innovation that is much desired and appreciated by home owners for townhouses.

perhatian besar terhadap pelbagai cabaran seperti latihan khusus, pembangunan kelapa sawit mapan, sistem IT "kod bar" dalam syarikat, kredit karbon, program peningkatan hasil dan perahan minyak sawit. Justeru, jurutera kita komited sepenuhnya untuk memastikan kilang pemprosesan dan infrastruktur siap dalam jangka masa yang ditetapkan untuk disesuaikan dengan jangkaan pengeluaran.

Walaupun keuntungan **Perkilangan** kita, telah berkembang dengan ketara berbanding tahun lepas, namun ia masih jauh daripada potensinya yang sebenar. Sungguhpun perniagaan oleokimia asas kita di Malaysia menampilkan prestasi baik walaupun harga bahan mentah yang tinggi, terdapat dua unit perniagaan lain yang bermasalah, iaitu operasi asid lemak kita di China dan Davos Life, perniagaan nutraseutikal. Tempoh pentauliahan yang panjang disebabkan oleh beberapa masalah teknikal (walaupun kini telah diatasi) di Oleomas, unit alkohol lemak kita, turut menyumbang kepada keuntungan yang rendah ini. Pengambilalihan ke atas Kolb Switzerland yang tepat pada masanya, bukan sahaja meluaskan liputan aktiviti oleokimia kita kepada ethoxylasion tetapi juga melengkapi operasi Oleomas kerana alkohol lemak merupakan bahan mentah utamanya. Sebagai langkah untuk memenuhi jangkaan sinergi ini, loji Koerdijk milik Kolb kini sedang dalam pengembangan. Pembelian yang kita lakukan baru-baru ini ke atas Uniqema Malaysia juga menyediakan volum asid lemak tambahan yang amat diperlukan, semuanya terletak di pusat aktiviti oleo kita di "Klang". Sebagai tambahan kepada jenis surfaktan, Oleomas akan membina sebuah loji sulfonat ester methyl di tapaknya di Westport yang dijadualkan akan beroperasi pada 2009. Perniagaan Koko kita, kini disatukan dengan aktiviti *couverture* coklat telah menambah kapasiti penghancurannya kepada 60,000 tan setahun. Pengurusan di sini sangat mantap dan ia menjadi contoh terbaik kecemerlangan kepimpinan dengan semangat berpasukan yang tinggi. Bagi tahun 2008, kita berasa yakin bahawa usaha giat dan bersungguh-sungguh yang dilaksanakan oleh pengurusan untuk memulihkan syarikat-syarikat subsidiari bermasalah akan membuahkan hasil.

Desa Coalfields yang merupakan projek pertama bahagian **Hartanah**, walaupun hanya seluas 230 ekar, kini berada dalam fasa akhirnya dan bersedia untuk melaksanakan pembangunan tanah seluas 1,000 ekar di sebelahnya yang telah ditukar tarafnya. Apa yang lebih utama adalah kecemerlangan rekod kita menyediakan kediaman mampu milik yang berkualiti dan juga usaha berinovatif membina rumah bandar kos rendah sebagai ganti kepada rumah pangsa berkepadatan tinggi yang bertangga – inovasi yang dinanti-nantikan dan diimpikan oleh para pemilik rumah bandar.

Crabtree & Evelyn shows an improvement reverting from a loss to a small profit of RM7.6 million. This improvement has been largely due to the significant cost reduction to the manufacturing and logistic chains. Focus this year will be on improving the front end. At the senior management level, a new Group CEO as well as a new CEO for UK/Europe have been appointed and tasked to drive sales, through enhancing brand image and essence.

PROSPECTS

The Group is poised to achieve yet another year of record profit which should comfortably surpass that of the previous financial year. A small level of gearing is being maintained to continue the strategic investment in our Plantations and Oleochemicals Divisions. Planned capital expenditure exceeds RM500 million, with the bulk in new plantings of oil palm and its related processing facilities, the methyl esters sulphonates plant and the expansion of Kolb's ethoxylation capacity. To achieve the strategic plan, the Group is fully cognizant of the critical importance of human resource development, and as part of institution and capacity building, a KLK Management Academy has been initiated to train future leaders. Also, the attention given to address the few loss making subsidiaries in manufacturing will be further intensified.

APPRECIATION

The Board wishes to express its deep appreciation for the support of all various stakeholders. For shareholders, we will continue to create value and ensure proper balance between growth and reasonable dividend yields. As for our employees, a reward system linking both the Company's results to their personal contributions will be maintained. To all the management leaders and employees of the corporate and business units, we express our gratitude and appreciation for your dedication, loyalty and care to the wellbeing of the KLK Group which has truly become a trademark which we can be proud of.

4 December 2007

Crabtree & Evelyn menunjukkan peningkatan untuk pulih daripada kerugian bagi mencatatkan keuntungan kecil berjumlah RM7.6 juta. Peningkatan ini sebahagian besarnya disebabkan oleh pengurangan kos yang ketara terhadap operasi perkilangan dan rantaian logistik. Fokus tahun ini akan ditumpukan terhadap usaha untuk mempertingkatkan prestasi permulaan sesuatu projek. Di peringkat pengurusan kanan, seorang CEO Kumpulan serta CEO bagi UK/Eropah telah dilantik dan bertanggungjawab untuk mendorong jualan, melalui peningkatan imej jenama dan teras.

PROSPEK

Kumpulan bersedia untuk mencatat keuntungan tertinggi pada tahun ini yang berkemungkinan akan mengatasi tahap tahun sebelumnya. Tahap penggearan yang kecil dikekalkan untuk meneruskan pelaburan strategik dalam sektor Perladangan dan Oleokimia kita. Sementara itu, perbelanjaan modal dirancang melebihi RM500 juta, dengan sebahagian besarnya akan diperuntukkan kepada penanaman baru kelapa sawit dan kemudahan berkaitan pemprosesannya, loji sulfonat ester methyl dan peningkatan kapasiti ethoxylasion Kolb. Untuk mencapai pelan strategik ini, Kumpulan menyedari sepenuhnya kepentingan pembangunan sumber manusia dan sebagai sebahagian daripada pembinaan institusi dan kapasiti, Akademi Pengurusan KLK telah ditubuhkan untuk melatih barisan kepemimpinan masa depan. Selain itu, perhatian lebih besar turut diberi untuk mengatasi masalah kerugian yang dialami oleh beberapa syarikat subsidiari perkilangan.

PENGHARGAAN

Lembaga Pengarah ingin merakamkan setinggi-tinggi penghargaan atas sokongan yang diberi oleh pelbagai pemegang kepentingan. Bagi para pemegang saham, kami akan terus mencipta nilai dan memastikan keseimbangan yang sewajarnya antara pertumbuhan dan pulangan dividen yang berpatutan. Bagi warga kerja pula, satu sistem ganjaran yang berkait dengan keputusan Syarikat dan sumbangan peribadi mereka akan dikekalkan. Kepada semua pemimpin pengurusan dan warga kerja korporat dan unit perniagaan, kami menyampaikan ucapan terima kasih dan penghargaan di atas kesungguhan, kesetiaan dan keprihatinan anda terhadap keteguhan Kumpulan KLK yang benar-benar telah menjadi ciri-ciri kebanggaan kita.

4 Disember 2007



the business

Sustaining our momentum through the development of new opportunities by penetrating into untapped markets that will continue to increase our growth and profitability

PLANTATIONS



View of a new oil palm replant, Ladang Sungei Kawang



Ramets from tissue culture developed in-house by AAR



Imparting the finer points of tapping



FFB unloading direct from truck onto ramp

For the financial year under review, the plantation sector turned in a set of sterling results mainly on account of high commodity prices. Revenue was boosted by RM360.44 million to RM2.16 billion, and the turnover generated a profit of RM697.88 million. The profit from plantation operations exceeded that of the previous year by 49.5% or RM231.2 million in absolute terms.

The bulk of the profit was provided by the oil palm sector, which contributed a hefty 86.4% to the total plantation profit. This was made possible by the massive gains in the prices of CPO and palm kernels. The average price achieved for CPO was RM1,929 per ton ex-mill, whilst that for palm kernels was RM1,131 per ton ex-mill, and they were respectively 37.7% and 29.7% above the values secured last year. The average price of rubber also gained by 3.3% to 786 sen/kg. However, this marginal gain was insufficient to prevent a slight decline in its profit to RM99.27 million, succumbing to lower output and increase in costs. Nevertheless, the sector continues to provide a valuable and steady return. Generally, the Group was fortunate to enjoy excellent commodity prices which more than made up for the decline in production and increase in the cost of production of both commodities, although the reduced supply was partly the cause of firmness in the prices of commodities, especially those of palm products.


Immature
Old
Prime
Young

AGE PROFILE FOR OIL PALM AS AT 30/9/2007

PALM AGE (YRS.)	AREA (HA)	PERCENTAGE
Immature	27,799	20.59%
Young [4 – 9 yrs.]	46,824	34.69%
Prime [10 – 18 yrs.]	45,515	33.72%
Old [19 & above]	14,843	11.00%
Total	**134,981**	**100.00%**

In terms of profit per hectare before replanting expenditure, rubber achieved RM6,070 per hectare, slightly ahead of that for oil palm at RM5,790 per hectare, the latter being diluted by some 6,000 hectares of new fields being brought into harvest mainly in Indonesia. However, our prime oil palm in Golden Sphere Complex in Sabah was able to reach a high profit of RM8,298 per hectare. The age profile for the Group's oil palms is generally young with the immature and young areas comprising up to 55% of the planted area due to heavy plantings in Indonesia in recent years, which is still continuing in our plantable reserves. The Group's prime area will increase gradually as young fields age with each year but, the immature and young areas would continue to feature prominently in the next few years on account of replanting in Malaysia and new planting in Indonesia.

The world's vegetable oils markets have been bullish throughout the year, and straining to meet the demand for both food and fuel. Sunflower oil supply has been sharply reduced by drought in Eastern Europe and rapeseed oil prices have sky rocketed in meeting demand for food and bio-diesel. In the US, the increasing use of corn as feedstock for bio-ethanol has increased its planted area at the expense of soybeans. High mineral oil prices have ensured the rapid expansion of the bio-diesel industry especially in countries where they are heavily subsidised. More recently, wheat prices have risen sharply due to drought in Australia and plantings may be expanded in several countries to meet the shortage and for reasons of food security. All these imply that prices of oilseeds and hence, oils will have to rise or lose acreage to grains.

Palm oil prices benefitted from this complex scenario, and its price rose from about RM1,500 per ton in October 2006 to reach just below RM2,600 per ton by the close of our financial year. CPO price started to correlate with that of mineral oil and move in tandem with its rise on most occasions.

However, the increase in export duty on CPO from 1.5% to 6.5% in June 2006 by Indonesia has diluted the average price of our Indonesian production. The duty has since been raised further to 10%, equivalent to about RM260 per ton. Similarly, palm kernel prices only started at about RM800 per ton at the beginning of the financial year but, climbed steadily to close around RM1,570 per ton one year later in response to tight lauric oils supply and improving values of palm kernel expellers. In contrast, rubber had a steady passage throughout the year without much excitement and violent fluctuations and average prices were hanging around the mid 750 sen/kg. However, things may be set to change with the sharp rise of mineral oil price to above USD90 per barrel.

The Group's output of rubber declined by 5.4% to 22,942 tons. The shortfall was mainly due to the vagaries of weather which adversely affected tapping and cropping pattern, lower than expected yields from our newly matured R-2000 series fields and unfavourable panel positions in some estates. Consequently, the average yield per hectare was pulled down to 1,450 kg/ha with the resultant increase in ex-estate cost by 9.8% to 249.43 sen/kg the latter being also affected by the revised Rubber Tappers' Agreement with effect from June 2007. The Group's harvest of fresh fruit bunches

("FFB") also decreased by 2.6% to 2.36 million tons mainly attributed to tree stress and biological cycle, giving an average yield per hectare of 22.25 tons. The palms were going through a recovery phase after flush yields experienced last year and the peak season for this year was partly delayed and showing promise for a good start to the next financial year. The two waves of massive floods in Johor experienced during the 1st Quarter of the financial year had obviously impacted on the output of both commodities. The ex-estate FFB cost increased to RM125.52 per ton due to the overall lower output and higher cost in the new fields brought to maturity besides the general effects of inflation. On the brighter side, the Group's oil extraction rate was marginally higher at 20.58%. Greater cooperation between the estates and mills to focus on key issues for the improvement of OER have enabled the gains to be sustained in spite of a wetter year and the purchase of large amounts of FFB from outside sources in which quality is harder to control.

Notwithstanding the lower output for the year, our thrust to increase productivity to counter rising costs is ongoing with the implementation of best practices as per our Group Agriculture Policies and through regular engagement with our research arm, Applied Agricultural Resources. Our commitment to use tissue culture materials where possible in replanting and new planting stays. Drainage projects are being undertaken in some estates, the most extensive being our Nilo Complex in Indonesia and POME irrigation is being investigated in our Jeram Padang Estate. Our in-house "bar code" system for the determination of workers wages is now operating in full swing in Peninsular Malaysia and is in the process of being extended to Sabah. The system also doubles up as a useful tool for estate management. The OSHA department has successfully reduced the number of accidents in the workplace through their many programmes and training sessions and two of our estates were amongst the top five winners in the national competition. The arterial road system in our estates especially in Sabah has been improved with the use of "probase" material to expedite crop evacuation and reduce wear and tear on vehicles. We have committed a joint development agreement with the BIOX Group from the Netherlands for the capture of methane gas from the effluent ponds of our palm oil mills in Peninsular Malaysia which would be eligible to earn carbon credits via the Clean Development Mechanism ("CDM") of the United Nations. CDM projects involving other mills in Sabah and Indonesia are currently under evaluation with several parties. Much effort has been put in towards meeting the challenges of producing sustainable palm oil under the auspices of the Roundtable on Sustainable Palm Oil (RSPO). The Group has put to trial to test RSPO principles and criteria with a foreign client on a business to business basis in some of its estates and mills with positive results from external independent auditors.



FFB Grading at Pinang Palm Oil Mill


KUALA LUMPUR KEPONG BERHAD
Tandan Masak

Upholding the Group's harvesting standards

The Production Division successfully commissioned our new refinery in Lahad Datu in June 2007 and the extension of the kernel crushing plant on the same premise one month later. Our new kernel crushing plant in Riau, Indonesia which comes with a bio-mass power plant, is slightly delayed and will be commissioned in the early part of the next financial year together with a new bulking installation in Dumai port to serve the processing unit besides opening up opportunity for the export of CPO from the Group's palm oil mills in Riau. The construction of a new palm oil mill of 60 tons of FFB per hour employing vertical steriliser technology on our Parit Sembada property on Belitung Island in Indonesia is in an advanced stage with expected commissioning sometime in April 2008 whilst earthworks for another new palm oil mill to cater for our Kalimantan Timur properties have just started.

Two new acquisitions were completed on 13 June 2007 for properties in Kalimantan Tengah with the intention to develop into oil palm plantation in due course viz: 90% equity interest in PT Karya Makmur Abadi and 80% equity interest in PT Menteng Jaya Sawit Perdana. Both companies hold Certificates of *Izin Lokasi* for 13,127 hectares and 7,399 hectares respectively. The year ahead promises to be busy with lots of planting activities in Kalimantan Timur and in our more recently acquired green fields in Kalimantan Tengah. With the coming on-stream of the mentioned processing facilities, trading opportunities will expand and synergies with our manufacturing sector and overseas outfits will have to be developed. The visibility for continued strength in commodity prices looks quite good baring unforeseen effects from the subprime crisis in the US.


GROUP
POLICY
RUBBER
GROUP
POLICY
AGRICULTURE
OIL PALM
Group Agriculture Policy Manuals – constantly reviewed and upgraded in line with technological development


Panoramic view of Ladang Pang Burong oil palm nursery


From fruitlet to oil...


Kekayaan Palm Oil Mill, Johor – supermill of 120 tons FFB/hour

RESEARCH AND DEVELOPMENT

– *by Dr. Kee Khan Kiang, Director of Research*



Nursery at the AAR tissue culture laboratory, Ladang Tuan Mee



The New AAR-UNMC Biotechnology Research Centre, Semenyih



Brainstorming session between management of Kebun Nilo and AAR agronomists



Fresh water from hills diverted for flushing of acidic water and irrigation to peat soils in Kebun Nilo



New seed production laboratory, Ladang Paloh



New tissue culture laboratory, Ladang Tuan Mee

KLK has in the past invested in Research and Development and will continue to do so in the future through its 50% owned research arm Applied Agricultural Resources Sdn Bhd ("AAR") to stay ahead of competition.

AAR has emerged as a leading tropical plantation crop research centre since its establishment in 1986. It maintains a large research programme in strategic areas to improve productivity and efficiency in estates. Highlights of AAR's research and commercial activities for the financial year under review are as follows:

OIL PALM TISSUE CULTURE AND SEED PRODUCTION

Production of elite tissue culture ramets to date has exceeded AAR's 2007 estimate of 0.57 million. The much improved production is due to better culture management and very high survival rates of our rooted shoots in the conditioning nursery. 63.5% of this production is taken up by KLK for planting. AAR is currently on target to reach a production of 1 million ramets by 2010/11. AAR laboratory has also successfully cultured selected Psifera seedlings through "embryo rescue" as well as recloning of Dura mother palms. This will pave the way for semiclonal and biclonal seed production in the near future.

The seed production laboratory was successfully relocated from Balau (Semenyih) to Ladang Paloh in January 2007. Despite the transition, production target and quality are well maintained. Total production is expected to reach 7 million seeds for 2007.

PLANT BREEDING

Progeny tests have indicated that DxP progenies from AAR's 0158 (Dumpy Yangambi Avros) psiferas are superior in terms of shorter palm heights and higher oil yields. Inbred parent lines are being developed for commercial production of DxP seeds using these improved materials. The breeding research programme will concentrate on inbred line breeding of second generation recombinant duras and teneras, inbred line development of the 0158 family, development of materials for high density planting, oil quality improvement and compact palms.

AAR-UNMC BIOTECHNOLOGY RESEARCH CENTRE

Together with the University of Nottingham Malaysia Campus ("UNMC"), AAR has set up the AAR-UNMC Biotechnology Research Centre at the UNMC, Semenyih. Construction of the tissue culture teaching cum molecular and biotech research laboratory started in early 2007 and is expected to be fully functional in January 2008. The main objective is to develop biotechnological methods that are both sensitive and reliable to complement its crop improvement programme, which encompasses plant breeding and tissue culture. The primary target for the next 2-4 years will be to develop DNA fingerprinting method(s) for oil palm, which will enable identification of individual palms and clarification of other identity-related issues that are critical in crop improvement programme. At the same time, molecular techniques may be developed to identify progenies with desirable trait(s) e.g. culture amenability, fatty acid composition and fruit form to assist breeding and crop improvement.

PLANT PROTECTION (PESTS AND DISEASES) RESEARCH

Ganoderma or basal stem rot is becoming a serious disease of oil palm on both coastal and inland soils. On-going research is in progress to develop reliable tools for early detection and control. Another serious threat to oil palms on peat soils is termites and large scale field trials have been set up to develop effective control strategies for our estates with peat soils.

AGRONOMY

The main objectives of AAR's agronomic research programme are focused on maximising FFB yields of our estates by alleviating yield constraints, reducing production costs through good agronomic practices and to assist our plantations to meet new challenges in terms of sustainability, environmental and conservation issues.

Special task force (e.g. for drainage improvement in Nilo Complex, Indonesia) and teams (for yield improvement) continue to investigate low-yielding areas and estates to identify and alleviate yield-limiting constraints and specific problems. In view of the high and escalating fertiliser costs in the past 2 years, the AAR team has also stepped up efforts in intensification of nutrient recycling in our estates through empty fruit bunches ("EFB") mulching to reduce inorganic fertilisers inputs. Research to improve fertiliser use efficiency continues through our many fertiliser field trails and other agronomic investigations. New applications for GIS/GPS and other technologies are being developed to provide new management tools that can assist and improve the efficiencies of estate operation such as monitoring of fertiliser applications, weeding rounds, yield recording, crop evacuation, planning of drains, roads and terraces at replanting.

SUSTAINABLE PLANTATION OPERATIONS

– by Sin Chuan Eng, General Manager, Sustainability



Undergraduates of St. Gallen University, Switzerland being briefed on Oil Palm Sustainability

Independent auditors impressed by activities and facilities provided in the estate school





Use of ***Mucuna bracteata*** *to suppress weeds at plantation boundary*

THE CHALLENGES

Plantation operations have become increasingly challenging with a demand for sustainable palm oil from consumers and KLK is fully committed to sound and best agricultural practices through the implementation of its Group Agriculture Policy.

Generally the oil palm industry has a sound track record with regards to environmental protection, including proper handling of waste management, by-product utilisation and measures to prevent degradation of soil, air and water.

The challenge is to engage all stakeholders involved in the supply chain meaningfully.

KLK'S INITIATIVE

Engaging Stakeholders and RSPO

Having been in the plantation business for over 100 years, KLK takes its role as a responsible corporate citizen very seriously.

KLK is a member of the Roundtable on Sustainable Palm Oil ("RSPO"), a body that was formed in 2002 to address stakeholders' needs and concerns with a clear mission, i.e to deliver sustainable palm oil to the world market under social and environmental guidelines.

KLK has embarked on a joint pilot project with Mitsubishi Corporation in KDC Complex, Sabah to test the RSPO Principles and Criteria on a business to business basis, while awaiting the ratification of RSPO at Roundtable Conference 5 ("RT5") and endorsement of the Malaysia National Interpretation.

Control Union Certification, a third party auditing body from the Netherlands has endorsed our efforts by stating in their report "..... it is the conclusion of the auditing team that KLK are managing in accordance with the principles of sustainability."

It is KLK's intention to take the whole of KDC Complex in Sabah (8 estates and 3 palm oil mills) towards RSPO certification immediately after RT5, guided by the latest developments. **This demonstrates KLK's seriousness in meeting the challenges that lie ahead.**

Utilising by-products

KLK is actively engaged in in-house programmes to utilise palm oil mill's by-products like effluent discharges, EFB etc in an environmentally friendly way.

Sustainable plantation practices

KLK is meeting its obligations along with the universally accepted criteria of benefitting the 3-Ps – planet, people and profit. We are taking a strong proactive role in programmes to reduce usage of chemicals. The estates are routinely implementing biological pest control measures like barn owls to reduce rodent populations rather than sole reliance on rat baits and the planting of beneficial plants like *Turnera sabulata* and *Cassia cobanensis*, as part of our integrated pest management (IPM) programme to reduce the need to use chemical means to control caterpillar pest like bagworms.

OCCUPATIONAL SAFETY AND HEALTH

A series of roadshows and training such as chemical health risk assessments, occupational hazard analysis, job competency etc. were conducted to strengthen the culture of managing safety at workplace. In recognising our efforts, out of the eight Operating Centres in Peninsular Plantations short listed by the Department of Occupational Safety and Health, both Ladang Pasir Gajah and Ladang Kekayaan were awarded the Prime Minister's Safety and Health Merit Award 2006.





Newly hatched barn owls for future control of rodents



Presentation by KDC Management to Control Union of Rotterdam, independent auditor for sustainable practices



Waterfall: a high value conservation area within a plantation

MANUFACTURING

– by Olivier Meurzec, CEO Group Manufacturing









Dr. W. Kolb Holding AG ("Kolb") as part of the KLK Group







The Manufacturing group achieved a turnover of RM2.0 billion, an increase of 64% compared to the previous year.

Pre-tax profit reached RM51 million, a significant improvement over a poor FY2005/06.

The major plants under construction have now started, are adding to the top line, and are expected to progressively improve the bottom line as well.

OLEOCHEMICAL DIVISION

The year saw the realisation of two major acquisitions: Kolb in Switzerland, a leading European Ethoxylator, with plants in Switzerland and the Netherlands, and Uniqema Malaysia, a producer of fatty acids and soap noodle in Klang, Malaysia. These acquisitions complement our existing network of plants, with Kolb in particular creating an outlet for our new fatty alcohol facility at Westport (Oleomas) which started commissioning in March and is now operating fully.

Sales for the Division reached RM1.4 billion, 73% higher than last year, following the start up of Oleomas and the addition of Kolb, consolidated since March 2007. Kolb performed well during its first year as part of KLK, and launched a number of development programmes, including a 50% expansion at its Moerdijk (Netherlands) plant. Our 50/50 joint venture with Kerry Bioscience, Esterol, also performed well with sales up 8% and profits in line with last year's good performance.

Profit before tax reached RM55 million (75% over the previous year) despite a continued challenging environment in our China operation (Taiko Palm-Oleo).

KL-KEPONG COCOA PRODUCTS

The cocoa business successfully started its new production line, and was able to sell the new capacity, leading to a stable profit in a difficult environment. Further inroads were made into specialty chocolate, leading to a solid profit contribution. The company also started an office in Europe to further leverage its quality image in this important market.

BKB HEVEA PRODUCTS

Sales continued to grow in our parquet business, and profits grew substantially as a result of better plant utilisation and higher efficiencies. The company is now well positioned to reap the benefits of increased size and improved quality.

STOLTHAVEN (WESTPORT)

Stolthaven (a 51/49% joint venture with Stolt Nielsen) delivered a very satisfactory result, with a 98% tank utilisation rate and healthy profit and cash generation. A minor expansion is planned for next year, in line with further developments at our Westport Oleochemicals Complex.

STANDARD SOAP (UK)

Performance improved further from last year, but still generated some losses, partly due to an under funded pension plan. New product development yielded some new and profitable business, but competition from low cost countries (Eastern Europe, Asia) remains a significant challenge for the company.

DAVOS LIFE SCIENCE

Davos' plant, the largest Vitamin E (Tocotrienol) plant in the world, was successfully commissioned during the year, yielding a very pure and high concentration product via a new extraction process. Business has started picking up, initially in nutraceutical, while development work continues on the cosmetoceutical and pharmaceutical sides. These costly developments are expected to yield results in the next 2 to 3 years.

MASIF LATEX

Masif reported a disappointing performance for the year, with sales down 2% and an overall loss for the year. This comes on the back of severe competition which prohibited the company from passing on latex cost increase, as well as forex losses related to the weak USD during the year. Further measures are underway to focus the marketing and sales effort on the more profitable segments.

PEARL RIVER TYRE

Pearl River Tyre's results were affected by continuing rise in raw material prices. However, management has taken steps to cut costs and to change Pearl River Tyre's product mix to more value added lines in response to market demands for the same.

RETAILING

– *by Rob Ditchfield, President, Crabtree & Evelyn Group*


CRABTREE & EVELYN



Singapore team with Excellent Service Awards



At Canadian Home & Country Magazine Consumer Show



New products – India Hicks range

Notwithstanding a decrease in overall turnover of £2.4 million (2.1%), the overall pre-tax results for the C&E group improved from a loss of £2.8 million in 2006 to a profit of £1.1 million in 2007, an overall improvement of £3.9 million. While the gross profit margin remained constant with the prior year, the company benefitted from reductions in selling, general & administrative costs and non-recurring items. The benefits from the cost reduction initiatives are expected to continue in Fiscal 2008. Gains in the manufacturing and distribution areas contributed £1.2 million of the overall improvement.

OVERVIEW

During the year there were substantial enhancements relative to the manufacturing operations and distribution facilities based in Woodstock, Connecticut, US.

In addition to the installation of state of the art "pick to light" systems for distribution, the manufacturing operations were upgraded to not only improve efficiencies in manufacturing, but also in anticipation of substantial increases in overall manufacturing volume in 2008 and ensuing years.

Product Development – once again 2007 represented a very active year for new product development. During the year the company line extended its successful 'Naturals' range, introduced two new men's fragrances (West Indian Lime and Uncharted), a range of men's facial products, as well as three new core Home Fragrance ranges. In addition the company experienced an extremely successful launch of its first co-created endeavour, the India Hicks Island Living range. The amount of press generated from this range on a global basis was unprecedented. Given the success of the launch, plans are underway to introduce a new India Hicks collection in the fall of 2008. The company has also expanded its efforts to introduce more seasonal gift offerings in calendar 2008 with a focus on a Spring & Christmas collection.

Retail Stores – The key to the overall success of the C&E group is linked to the ability to drive comparable sales numbers through its retail stores. To achieve that the company must be successful in enhancing the 'overall customer experience' each and every time someone enters our stores.

OUTLOOK

The C&E group will continue to focus on monitoring operating costs, increasing sales, improving efficiencies and increasing product offering in the marketplace. If these initiatives are successfully executed, the improvements realised in the fiscal 2007 will continue.

– by Lim Peng Hong, General Manager, Properties Division

DESA COALFIELDS, SUNGAI BULOH

More than 460 units of double storey terrace houses and double storey shop offices were completed and handed over to the purchasers in the first quarter of 2006/07.

To distinguish and to further enhance our commitment of giving value-added features to our purchasers, the design of the latest launch of the 20ft x 70ft double storey terrace houses, The Adenium, Alpinia, Heliconia and Solandra Homes, incorporated the ensuite bathroom concept to all three bedrooms on the first floor of each house.

By the end of the financial year under review, this latest launch of houses was enthusiastically received as sales have reached 99%. The houses are targetted for completion and handed over to the purchasers by November 2007.

Our next phase of double storey terrace houses, each with a lot size of 22ft x 70ft and built-up area from 1,893 square feet onwards, will again incorporate the 4 bedrooms and 4 bathrooms concept which had proven to be a popular feature. Priced from RM230,000, we are confident of an encouraging response when the houses open for sale.

In November 2007, we are also targetting to launch the 2 storey 20ft x 60ft low cost townhouses as part of our social contribution.

Whilst revenue for the year under review was flat at RM63.9 million, the pre-tax profit declined to RM14.7 million due to the increase in construction costs and recognition of losses for the low cost townhouses.

LOT 851 MUKIM IJOK DAERAH KUALA SELANGOR

The Development Order for the 1,000 acres mixed development project under KL-Kepong Country Homes Sdn Bhd was approved by the State and Federal Authorities and planning of the project is now underway. Earthworks are expected to commence in the first quarter of 2008 and the first launch of houses is targetted by end 2008. The Gross Development Value for this project is estimated to be RM2.5 billion.





Contribution to surau construction



Completed 2 storey shop offices

KUMPULAN SIERRAMAS (M) SDN BHD/SIERRAMAS RESORT HOMES, SUNGAI BULOH

For the financial year under review, a total sales of RM20.3 million was achieved from the sales of bungalows and semi-detached homes in Sierramas West in which 95% of the units have been sold.

Laman Sierramas West was officially launched in July 2007 with the completion of a show unit whilst the launch of The Mews at Sierramas West is scheduled in mid-2008.

Both phases, The Laman Sierramas West and The Mews, are projected to generate approximately a turnover of RM60 million.

HUMAN RESOURCES

– by Asohan Satkunasingham, Industrial & Human Resource Manager


PANG BURONG











Reinforcing the basics

Our 25,000 employees are paramount to the Group's success. Hence human resource policy measures and above all training and development opportunities for employees are of fundamental importance to the Group. Our people provide the distinctive competitive advantage in view of the ever increasing customer and market requirements. Therefore the Group through its human resource initiatives aims to retain this advantage.

ATTRACTING TALENT

For the year under review, the Group participated in Career Fairs organised by Universiti Tunku Abdul Rahman (UTAR) and Malaysia International Commodity Conference & Showcase (MICCOS) to attract undergraduates who are keen on a career with our plantations or mill operations.

The Group in collaboration with other universities provides practical training based on the undergraduate's vocation for industry exposure and also to attract these undergraduates for future job openings.

SUCCESSION PLANNING

The Group has been investing systematically in its human resource to gain long-term commitment from its employees and in return provides attractive career opportunities within the Group to employees with potential. This is done to ensure our home grown talents continue to drive the Group's business.

In order to develop these home grown talents, a more formal and structured initiative was introduced with the inception of "KLK Management Academy". The pioneer batch of 24 senior executives from the manufacturing and plantation sectors underwent a professional development and leadership programme conducted by this academy. A follow-up session to imbue skills in strategic planning, organisational behaviour, crisis management etc. was provided to these executives to further strengthen their leadership capabilities.

Recognising the success of the pioneer batch, the Group has decided to hold such a programme on an ongoing basis.

HUMAN RESOURCE DEVELOPMENT

Human resource development for our employees remains a foremost concern for the Group. Courses and training workshops to enhance skills and knowledge were conducted periodically to ensure our employees are prepared for future challenges. In the United States, Crabtree & Evelyn held their leadership training for its District Managers, which provides them the courage to face global business challenges.

In our Manufacturing Division due to the ongoing focus on staff development and career management programmes, the retention rate of key employees has improved.

For the year under review, the Training Centre has trained plantation executives in various courses and modules comprising rubber and oil palm crops in the aspects of technical know-how, management and skills reinforcement.

EMPLOYEE RECOGNITION



The Group continues to recognise and appreciate employees who have served diligently and loyally for 20 years, 25 years and more within the Group through its Long Service Awards Programme. In Canada, Crabtree & Evelyn honoured Jill Pargeter's 30 years of service with the company.

DISSEMINATION OF INFORMATION

Information is a vital tool that bonds our employees within the Group. Through the KLK Newsletter, employees are able to access news on our businesses and be involved in discussions to generate ideas, which are dedicated to keep employees committed and abreast with developments within the Group.

EMPLOYEE RELATIONS

The Group's plantations sector held various activities such as "gotong-royong", "kenduri" etc. as part of fostering better employee-employer relationship.

The Group also enjoys a cordial relationship with its various national and in-house unions since these unions complement our efforts for better productivity. All Collective Agreements with the respective Unions were signed and sealed in a harmonious manner.

Our Manufacturing Division, in order to further boost employee relations, has planned for more intensive dialogue sessions with management and staff.

LEGISLATIVE COMPLIANCE

The Group complies with all Federal and State employment laws and regulations in countries where it operates under the umbrella of good corporate governance.

INFORMATION TECHNOLOGY



Coaching and training as part of our IT culture

Information Technology ("IT") has been woven into the fabric of KLK's work culture and the way we conduct our daily business. Developing these IT systems and providing IT resources in-house allow us to realise substantial savings.

Our Group's IT department is in the forefront to support this new work culture. The Group has been running successfully our home grown bar-code based checkroll system ("e-CR system") with significant benefits at the local level in time savings and data mining values for the past year and a half in Peninsular Malaysia. We are now concentrating our e-CR system implementation efforts in East Malaysia after a successful pilot run in Ladang Rimmer there.

We are on course to migrate all our IBM AS/400 legacy systems to the server-PC platform. This will result in substantial cost-saving and better system integration over the local and wide area network.

Our retail group's IT team in Crabtree & Evelyn Ltd, is working on improving the current Material Requirement Planning ("MRP") system to include new company requirements, improving Electronic Data Interchange ("EDI") initiatives, direct shop programming, retail needs, store scheduling and data mining to improve marketing initiatives.

As our IT usage moves towards the web-based platform and systems to support business work flow and processes, we are embracing this trend with the following:

1. Successful implementation of Knowledge Management portal in KL-Kepong Oleomas Sdn Bhd. Effort is being undertaken to propagate this into the entire manufacturing group of companies.
2. Deploying e-Progress Report application for trial run in 12 of our selected estates. This will allow the plantation General Managers to review the estates' performance online.
3. Wide area deployment of KLK's Intranet web portal, thus allowing our employees to access up-to-date information on the Group.
4. Leveraging on our HR resource system, we have successfully deployed the e-Leave system, thus allowing employees to apply for leave and being notified on the status wherever they may be.


KUALA LUMPUR KEPONG BERHAD
INTRANET

For the next financial year 2007-2008, our Group's IT department will focus on web enabling systems that are under revamp or to be newly developed to reduce cost of deployment, support and usage while increasing IT penetration to a broader level of employees.

CORPORATE RESPONSIBILITY

– by J. C. Lim, Company Secretary



KKPA Schemes, Indonesia





KLK's donation to the National Disaster Relief Fund



St. Michael's Institution extension project supported by KLK



Performing arts shows supported by KLK

KLK has always been mindful of its Corporate Responsibility ("CR") towards the community, environment, its stakeholders and its employees. KLK's community projects focus mainly on education, charity and the performing arts. In pursuit of these objectives, KLK has undertaken some major initiatives to achieve these goals which will have a long term impact on the community.

KLK, which in 1994 established a foothold in Indonesia, has initiated the Koperasi Kredit Primer Anggota ("KKPA") schemes on Belitung Island and in Sumatra totalling more than 2,800 ha involving more than 1,400 families of the *masyarakat*. KLK as a responsible corporate citizen, is developing and fully financing the oil palm estates in these KKPA schemes at very low interest rates for the smallholders there. This will in the long run benefit the poorer community there and uplift their living standards.

KLK takes pride in sponsoring the various projects undertaken by the Perak Society of Performing Arts ("PSPA"). These projects serve to bring world class performing arts and greater awareness of the performing arts to the community at large especially in Perak. For the year under review, KLK has sponsored two projects undertaken by PSPA namely, PSPA International Ensemble – *"A Little Night Music"* and Promusical – *"Viva L' Opera"*. KLK is working closely with PSPA to showcase the performing arts that will impact on the Perak community.

KLK through Yayasan KLK continues to support some 40 scholarships to enable young deserving Malaysians to further their tertiary education. Financial support has also been given to institutions of learning to upgrade their educational facilities. KLK also played its CR role with its donation of RM150,000 early this year to the National Disaster Relief Fund for the victims of the national flood disaster.

Elsewhere in the Annual Report, KLK's myriad of CR activities for the environment and its employees are reflected on pages 38 & 44 respectively.

Corporate Governance has become a complex area of interlocking economic, environmental and social management issues. It covers the composition and conduct of boards of directors and the relationships between directors, employees and stakeholders.

KLK continues to be committed to ensure that high standards of corporate governance are practised throughout the Group as part of its duties to protect and to enhance all aspects of its dealings for which Directors are accountable to shareholders.

The Company has complied with the Best Practices in Corporate Governance embodied in Part 2 of the Malaysian Code on Corporate Governance ("the Code"). The Board is therefore, pleased to detail below the various measures implemented by the Company and Group to strengthen application of the principles as recommended in Part 1 of the Code.

BOARD OF DIRECTORS AND ITS COMMITTEES

BOARD COMPOSITION

The Company is led by a Board which sets policies that will enable them to manage the Company to achieve its diverse objectives. The Board currently has eight members, comprising two Executive Directors and six Non-Executives, four of whom are Independent. This exceeds Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements, to have at least one third of the Board consisting of Independent Directors.

The Board composition of Executive Directors and Non-Executive Directors including the Independent Non-Executive Directors, allows for independent judgement application on various issues for Board's decision making. Together, the Directors bring wide and varied commercial experience to Board and Committee deliberations.

The Board continually evaluates its requirements as to the appropriate mix of skills and experience required to ensure that its composition remains optimal for the effective discharge of its responsibilities of a large, diversified and expanding Group. A brief profile and status of each Director is presented on pages 16 to 20.

BOARD DUTIES

The Board has a fiduciary duty to act in good faith, with due diligence and care and in the best interests of the Group and all its stakeholders. At Board Meetings, strategies, performance and resources of the Group are reviewed and evaluated as against their budgets and targets in light of any changing circumstances, whether economic, social or political. The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group's system of internal control and risk management processes.

The Board complements an executive management team in delivering sustainable added value for shareholders. Although all the Directors have an equal responsibility for the Group's operations, the pivotal role played by the Independent Non-Executive Directors is vital to ensure that strategies formulated or transactions proposed by management are amply discussed in an unbiased and independent manner, taking into account the interests of all stakeholders including the communities in which the Group operates.

In discharging its fiduciary duty, the Board is assisted by Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee. Each Committee operates within its respective defined terms of reference which have been approved by the Board. The Board, through the Audit Committee, addresses and monitors the principal risks affecting or that may affect the Group's operations and the measures that could be taken to mitigate such risks.

TERM OF APPOINTMENT

In accordance with the Articles of Association, one third of the Directors are required to retire by rotation at each Annual General Meeting ("AGM") subject to the retirement of all Directors at least once in every 3 years. The Directors due to retire by rotation at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 3 and 4) on page 138.

All newly appointed Directors are subject to re-election by the shareholders at the first AGM following their appointments. Roy Lim Kiam Chye who was appointed to the Board for the year ended 30 September 2007, will retire at the forthcoming AGM as shown in the Notice of Meeting (Ordinary Resolution 5) on page 138.

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 6 and 7) on page 138.

BOARD MEETINGS

The Board meets on a scheduled basis and has a formal schedule of matters reserved for its meetings. Additional meetings may be convened when necessary should major issues arise that need to be resolved between scheduled meetings. Relevant Management personnel are invited to Board meetings to report and apprise the Board on operations and other developments within their respective purview.

For the financial year ended 30 September 2007, the Board held four meetings. Directors' attendance at these meetings can be found in the Profiles of Directors on pages 16 to 20.

SUPPLY OF INFORMATION TO BOARD MEMBERS

Board Meetings are structured with a pre-set agenda which encompasses all aspects of matters under discussion. This is to enable the Directors to review at both qualitative and quantitative factors so that informed decisions are made. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting. Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments. All proceedings of Board Meetings are minuted and signed by the Chairman of the Meeting in accordance with the provision of Section 156 of the Companies Act, 1965. Minutes of Meetings of each Committee are also tabled to the Board for deliberation.

Directors have unrestricted direct access to the Senior Management and the services of the Company Secretaries who advise the Board on compliance issues and ensure that the Company's policies and procedures are followed. In the furtherance of its duties, the Board may where necessary, obtain independent professional advice on specific matters.

DIRECTORS' CONTINUING DEVELOPMENT

The Board oversees the training needs of its Directors. Directors are regularly updated on the Group's businesses and the competitive and regulatory environment in which they operate. Directors are encouraged to visit the Group's operating centres to have an insight on the Group's various operations which would assist the Board to make effective decisions relating to the Group. Directors visited the operating centres in Indonesia and attended the official openings of Davos Life Science, Singapore and Kekayaan Palm Oil Mill, Johor for the year under review.

All Directors have completed the Mandatory Accreditation Programme prescribed by the Bursa Malaysia.



Directors at Davos Life Science



Directors at Johor Complex

Directors are encouraged to attend various external professional programmes necessary to ensure that they are kept abreast on a continuous basis of issues facing the changing business environment within which the Group operates. For the year under review, all Directors had attended various appropriate seminars and courses to keep abreast of changes in the industry.

DIRECTORS' REMUNERATION

The Company pays its Non-Executive Directors annual fees which were last revised in 2004 and are approved annually by the shareholders. The Non-Executive Directors are paid a meeting allowance for each Board meeting they attend. Similarly, members to Board Committees are also paid a meeting allowance for each Committee meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's framework on Directors' remuneration has the underlying objectives in attracting and retaining the Directors of high calibre needed to run the Group successfully. In the case of the Chairman/CEO and Executive Director, the various components of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. Where applicable, the Board also takes into consideration any relevant information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies for the financial year under review are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Fees RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive Directors	–	901	850	50	325	2,126
Non-Executive Directors	754	–	–	10	35	799

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

Range of remuneration	Number of Directors	
	Executive	Non-Executive
RM100,001 to RM150,000	–	5
RM150,001 to RM200,000	1	1
RM1,950,001 to RM2,000,000	1	–

Currently there are no contracts of service between any Director and the Company or its subsidiaries, except for the Chairman/CEO, Dato' Seri Lee Oi Hian and the Executive Director, Roy Lim Kiam Chye. The contract with the Chairman/CEO will expire on 19 December 2008 and that of the Executive Director will expire on 30 June 2010.

BOARD COMMITTEES

- **Audit Committee** (established in 1993)
  The composition and terms of reference of this Committee together with its report are presented on pages 57 to 59 of the Annual Report.

- **Nomination Committee** (established in 2001)
  The Committee's responsibility, among others, is to recommend the right candidate with the necessary skills, experience and competencies to be filled in the Board and Board Committees. The Board as a whole makes the final decisions on new appointments.

Re-appointment or re-election of Directors at the AGM is recommended by this Committee to the Board for its approval.

The Board's Nomination Committee comprises three Non-Executive Directors, majority of whom are Independent. The members are:

Tan Sri Dato' Thong Yaw Hong (Chairman)
- Independent Non-Executive Director

Dato' Lee Hau Hian
- Non-Independent Non-Executive Director

R. M. Alias
- Independent Non-Executive Director

The Committee meets when necessary. For the financial year ended 30 September 2007, the Committee held two meetings.

- **Remuneration Committee** (established in 1994)

  This Committee's primary responsibility is to structure and review the remuneration policy for the plantation sector and the manufacturing sector of the Group. The Committee's remuneration package for senior management and that for the Chairman/CEO are subject to the approval of the Board and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, majority of whom are Independent Non-Executive Directors, are as follows:

  R. M. Alias (Chairman)
  – Independent Non-Executive Director

  Tan Sri Dato' Thong Yaw Hong
  – Independent Non-Executive Director

  Dato' Lee Hau Hian
  – Non-Independent Non-Executive Director

  The Committee meets when necessary. For the financial year ended 30 September 2007, the Committee held two meetings.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

KLK values good communications with shareholders and investors. Its commitment, both in principle and practice, is to maximise transparency consistent with good governance and commercial confidentiality.

ANNUAL GENERAL MEETINGS

The AGM is the principal avenue for dialogue and interaction with the shareholders of the Company. The Board encourages shareholders' active participation at the Company's AGM and endeavours to ensure all Board Members, Senior Management and the Group's External Auditors are in attendance to respond to shareholders' enquiries. Notices of AGM and Forms of Proxy thereto carry sufficient information and guidance on the appointment of proxies and completion of such forms. At the AGM, the Board presents the progress and performance of the Group as contained in the Annual Report and shareholders present are given the opportunity to present their views or to seek more information. Resolutions tabled and passed at the Meeting are released to the Bursa Malaysia on the same day to enable the public to know the outcome.

CORPORATE DISCLOSURE POLICY

The Company is committed to a policy which provides accurate, balanced, clear, timely and complete disclosure of corporate information to enable informed and orderly market decisions by investors. In this respect, the Company complies with the disclosure guidelines and regulations of Bursa Malaysia.

Material information will in all cases be disseminated broadly and publicly via Bursa Malaysia, and other means. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to the shareholders and members of the public upon request. Interested parties can also obtain the full financial results and the Company's announcements from the Company's website at *www.klk.com.my* and also the Bursa Malaysia's website.

INVESTOR RELATIONS

The Board recognises the importance of keeping shareholders and investors informed of the Group's businesses and corporate developments. The Board's primary contact with major shareholders is via the Chairman/CEO and the Group Financial Controller, who have regular dialogue with institutional investors and deliver presentations to analysts periodically.

For the financial year ended 30 September 2007, the Company also participated in "Invest Malaysia", "Minggu Saham Amanah Malaysia" and various exhibitions where potential investors and members of the public can obtain information on the Group's businesses and performance. Management has held and/or attended 23 meetings including tele-conferencing and 7 roadshows with both local and foreign investors and analysts.

The Company's website, *www.klk.com.my* is also used as a forum to communicate with the shareholders and investors and to provide information on the Group's business activities.

As there may be instances where investors and shareholders may prefer to express their concerns to an independent director, the Board has appointed R. M. Alias as the Senior Independent Non-Executive Director to whom concerns may be directed. At all times, investors and shareholders may contact the Company Secretaries for information on the Company.

ACCOUNTABILITY AND AUDIT

FINANCIAL REPORTING

The Board takes due care and responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders and the general public. The Audit Committee plays a crucial role in reviewing information to be disclosed to ensure its accuracy, adequacy and compliance to the appropriate accounting standards.

INTERNAL CONTROLS

The Statement on Internal Control is set out on pages 55 to 56.

RELATIONSHIP WITH THE AUDITORS

The role of the Audit Committee in relation to both the external and internal auditors is elaborated on pages 57 to 59.

COMPLIANCE WITH THE CODE

Save as disclosed below, the Group has substantially complied with the Principles and Best Practices of the Code:

(a) Details of the Directors' remuneration are set out in applicable bands of RM50,000 which comply with Bursa Malaysia Listing Requirements. While the Principles of Corporate Governance of the Code have prescribed for individual disclosure of directors' remuneration packages, the Board is of the view that transparency and accountability aspects of Corporate Governance in respect of the Directors' remuneration are appropriately and adequately addressed by the band disclosure method adopted by the Board.

(b) The Board is mindful of the dual roles held by the Chairman/CEO but is of the view that there are sufficient independent Directors on the Board with wide boardroom experience and expertise to provide the necessary check and balance. Further, the Board has also developed over the years a clearly defined framework including the formation of various Board Committees to discuss and decide on policy matters for the operation of the Group's affairs and related issues on a regular basis. The Chairman/CEO as a rule abstains from all deliberations and voting on matters which he is directly or deemed interested. All related party transactions involving him are dealt with in accordance with the Bursa Malaysia Listing Requirements.

DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September 2007, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent; and
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have an overall responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

OTHER INFORMATION

CORPORATE RESPONSIBILITY ("CR")

The CR activities undertaken by the Company and its subsidiaries during the year are presented on page 47.

OPTION WARRANTS AND CONVERTIBLE SECURITIES

The Company has not issued any warrants and convertible securities during the financial year.

AMERICAN DEPOSITARY RECEIPT ("ADR")

KLK has ADR Programme (Level 1) in the United States of America ("US") sponsored by JPMorgan Chase Bank ("JPMorgan"). Under the ADR Programme, a maximum of 21.3 million ordinary shares of RM1.00 each in KLK, are tradable in ADRs over-the-counter in the US in the ratio of 1 (one) ADR to 10 (ten) KLK shares. JPMorgan, the depositary bank has appointed Malayan Banking Berhad, Kuala Lumpur as its sole custodian of the KLK shares for the ADR Programme. As at the year ended 30 September 2007, no KLK shares were deposited with the custodian and therefore, there are no ADRs outstanding at this time.

SANCTIONS AND/OR PENALTIES

There was no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year.

PROFIT GUARANTEE

During the financial year, there was no profit guarantee issued by the Company.

MATERIAL CONTRACTS

Material contracts for the Company and its subsidiaries involving Directors either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 36 to the financial statements under "Related Party Transactions" on page 110 to 111.

STATEMENT ON INTERNAL CONTROL

The Board of Directors of Kuala Lumpur Kepong Berhad ("the Board") is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.27(b) of the Bursa Malaysia Securities Berhad Listing Requirements ("Bursa Malaysia Listing Requirements"). The Board is committed to fulfilling its responsibility of maintaining a sound system of internal control in the Group in accordance with the Malaysian Code on Corporate Governance.

Set out below is the Board's Internal Control Statement which outlines the nature and state of internal control of the Group during the year.

BOARD RESPONSIBILITY

The Board acknowledges its responsibility for the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

The Board also recognises that a sound system of internal control can only reduce but not eliminate the possibility of poor judgement in decision making, human error, control process being deliberately circumvented by employees, management overriding controls and the occurrence of unforeseeable circumstances. Accordingly, the system could provide only reasonable but not absolute assurance against material misstatement, operational failures, fraud or loss.

KEY COMPONENTS OF INTERNAL CONTROL ENVIRONMENT

RISK MANAGEMENT FRAMEWORK

The Board recognises that having a formal risk management framework in place is essential to ensure proper management of the risks that may impede the achievement of the Group's goals and objectives. A formal risk management framework has been in place since 2002 to ensure that structured and consistent approach and methods are practised in the on-going process of identifying, assessing, managing and monitoring the principal risks across the local and overseas operating units. The Board is supported by the Group Risk Management Committee ("GRMC"), chaired by the Chairman in overseeing the risk management efforts within the Group.

The risk management process includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

The on-going processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and reporting periodically to the GRMC.

- **Board meetings**
  The Board meets at least quarterly and has a formal agenda on matters for discussion. The Chairman/CEO leads the presentation of board papers and provides comprehensive explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a regular basis.

- **Organisational structure with formally defined responsibility lines and delegation of authority**
  There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment, effective supervision of day-to-day business conducts and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

- **Performance management framework**
  Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board, the Group's Management to perform financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

  The Group has in place a detailed and well-controlled budgeting process that provides a responsibility accounting framework.

- **Operational policies and procedures**
  The documented policies and procedures form an integral part of the internal control system to safeguard the Group's assets against material losses and ensure complete and accurate financial information. The documents consist of memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

- **Group Internal Audit**
  The Internal Audit Division, who reports directly to the Audit Committee, conducts reviews on the systems of internal control and the effectiveness of the processes that are in place to identify, manage and report risks. The routine reviews are being conducted on units under the Group's major core activities.

STRENGTH IN INTERNAL CONTROL

Continuous Management efforts are in place to improve the internal control systems. Given the consistently strong internal control systems of the Group, there was no material loss incurred during the year under review.

Members

YM Tengku Robert Hamzah – Chairman
(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Non-Independent Non-Executive Director and MIA member)

Yeoh Eng Khoon
(Independent Non-Executive Director)

Secretaries

J.C. Lim

Fan Chee Kum

Terms of Reference

The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board. The terms of reference of the Committee are set out below.

DUTIES AND RESPONSIBILITIES

The Committee shall:

- Provide assistance to the Board of Directors (the "Board") in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").
- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External Auditors and Internal Auditors.
- Propose, monitor and ensure an adequate system of risk management for Management to safeguard the Group's assets and operations.
- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.

AUTHORITY

- The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.
- The Committee shall have unlimited access to all information and documents relevant to its activities as well as direct communication to the internal auditors and external auditors and senior management of the Group.
- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

FINANCIAL PROCEDURES AND FINANCIAL REPORTING

Review of the quarterly and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them to the Board.

RELATED PARTY TRANSACTIONS

To consider any related party transactions that may arise within the Company or the Group.

EXTERNAL AUDIT

- Review the audit plan of the external auditors;
- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken;
- Consider the nomination, appointment and the reappointment of external auditors, their fees and any questions on resignation and dismissal;
- To report promptly to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Listing Requirements.

INTERNAL AUDIT

- Review and approve the annual internal audit plan;
- Review the adequacy of the scope, functions and resources of the internal audit function, and that it has the necessary authority to carry out its work;
- Review the internal audit programme and results of the internal audit process and where necessary, ensure that appropriate action is taken on the recommendations of the internal audit function;
- Review the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties.

COMPOSITION

The term of office and performance of each member of the Committee shall be reviewed by the Board at least once every 3 years.

MEETINGS

During the financial year ended 30 September 2007, five Committee meetings were held. A record of the attendance to these meetings is as follows:

	No. of Meetings Attended
YM Tengku Robert Hamzah	4/5
Datuk Abdul Rahman bin Mohd. Ramli	4/5
Yeoh Eng Khoon	5/5

INTERNAL AUDIT FUNCTION

The Group has an adequately resourced IAD which reports directly to the Committee and is independent of the activities they audit. There is also in place an audit charter that defines the organisation status, functions and responsibilities of the IAD.

The IAD conducts regular and systematic reviews of the key controls and processes in the operating units and assess compliance with the established policies and procedures. This provides reasonable assurance that such systems would continue to operate satisfactorily and effectively in the Company and the Group. In addition, the IAD also conducts investigations and special reviews at the request of Management.

On a quarterly basis, the IAD submits the audit reports on their audit activities to the Committee for its review and deliberation. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

In 2006/2007, a total of 164 audits, reviews and investigations were carried out spanning the Group's operations.

ACTIVITIES

The summary of activities of the Committee during the financial year ended 30 September 2007 are:

- Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval, focusing particularly on:
  - changes in or implementation of major accounting policy;
  - significant and unusual events;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.
- Reviewed the related party transactions that had arisen within the Company or the Group.
- Considered the appointment of external auditors and their request for increase in audit fees.
- Reviewed with the external auditors their audit plan prior to commencement of audit.
- Discussed and reviewed the Group's financial year-end statements with the external auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.
- Reviewed and discussed with the external auditors their evaluation of the system on internal control of the Group including meeting the external auditors without the presence of the Management.
- Reviewed and deliberated on reports of audits conducted by the IAD.
- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.
- Reviewed and assessed the risk management activities of the Company and the Group.



the financials

Through our broad reach, consistent performance, prudent investment and ceaseless efforts, KLK strives towards attaining key performance indicators

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries, and of the Company for the year ended 30 September 2007.

PRINCIPAL ACTIVITIES

The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiaries and associates are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September 2007.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	886,458	839,484
Tax expense	(172,009)	(197,566)
Profit for the year	714,449	641,918
Attributable to:		
Equity holders of the Company	694,154	641,918
Minority interests	20,295	-
	714,449	641,918

DIVIDENDS

The amounts paid or declared by way of dividends by the Company since the end of the previous financial year were:

(i) a final dividend of 10 sen gross per share, less 27% income tax, amounting to RM51,828,000 in respect of the year ended 30 September 2006 was paid on 13 March 2007, as proposed in last year's report;

(ii) a special dividend of 30 sen gross per share, less 27% income tax, amounting to RM155,485,000 in respect of the year ended 30 September 2006 was paid on 13 March 2007, as proposed in last year's report; and

(iii) an interim dividend of 10 sen gross per share, less 27% income tax, amounting to RM77,742,000 in respect of the year ended 30 September 2007 was paid on 9 August 2007.

The Directors recommend the payment of a final dividend of 40 sen gross per share, less 26% income tax totalling RM315,230,000 for the year ended 30 September 2007 which, subject to approval at the Annual General Meeting of the Company, will be paid on 17 March 2008 to shareholders on the Company's register of members at the close of business on 21 February 2008.

RESERVES AND PROVISIONS

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL

During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the Annual General Meeting ("AGM") held on 14 February 2007. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. Of Shares Bought Back And Held As Treasury Shares	Per Share			Total Consideration RM'000
		Highest Price Paid RM	Lowest Price Paid RM	Average Price Paid RM	
February 1999	1,208,000	5.90	5.10	5.58	6,823
March 1999	1,131,000	5.25	4.72	4.86	5,559
January 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders will expire at the forthcoming AGM and an ordinary resolution will be tabled at the AGM for shareholders to grant a fresh mandate for another year.

At the Extraordinary General Meeting held on 14 February 2007:

(i) the authorised share capital of the Company was increased from RM1,000,000,000 divided into 1,000,000,000 ordinary shares of RM1 each to RM5,000,000,000 divided into 5,000,000,000 ordinary shares of RM1 each.

(ii) the Company increased its issued and fully paid-up share capital from RM712,516,128 to RM1,067,504,692 by way of a bonus issue of 354,988,564 new ordinary shares of RM1 each on the basis of 1 new share for every 2 existing shares of RM1 each held. The bonus issue was effected by way of capitalising RM354,988,564 from the Company's distributable capital reserves.

The new shares rank pari passu in all respects with the existing shares of the Company.

DIRECTORS OF THE COMPANY

Directors who served since the date of the last report are shown on page 15.

In accordance with the Company's Articles of Association, Dato' Seri Lee Oi Hian and Datuk Abdul Rahman bin Mohd. Ramli retire by rotation from the Board at the forthcoming AGM, and being eligible, offer themselves for re-election.

In accordance with the Company's Articles of Association, Roy Lim Kiam Chye who was appointed since the last AGM, retires from the Board at the forthcoming AGM, and being eligible, offers himself for re-election.

Tan Sri Dato' Thong Yaw Hong and R. M. Alias retire from the Board at the forthcoming AGM pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following AGM of the Company.

DIRECTORS' SHAREHOLDINGS

Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares of RM1 each					% of Issued Share Capital#
Name	**Balance at 1.10.2006**	**Bought**	**Bonus Issue**	**Sold**	**Balance at 30.9.2007**	
Dato' Seri Lee Oi Hian						
- held directly	48,000	-	24,000	-	72,000	0.01
- deemed interested	334,351,018	-	167,175,509	2,100,000	499,426,527	46.90
YM Tengku Robert Hamzah						
- held directly	73,000	-	36,500	-	109,500	0.01
- deemed interested	170,000	-	85,000	-	255,000	0.02
R. M. Alias						
- held directly	225,000	-	112,500	-	337,500	0.03
- deemed interested	3,000	-	1,500	-	4,500	-
Dato' Lee Hau Hian						
- held directly	55,500	-	27,750	-	83,250	0.01
- deemed interested	334,351,018	-	167,175,509	2,100,000	499,426,527	46.90
Tan Sri Dato' Thong Yaw Hong						
- held directly	70,000	-	35,000	-	105,000	0.01
- deemed interested	45,000	5,000	25,000	-	75,000	0.01
Yeoh Eng Khoon						
- held directly	240,000	-	120,000	5,000	355,000	0.03
- deemed interested	2,157,500	-	1,078,750	20,000	3,216,250	0.30
Roy Lim Kiam Chye (Appointed on 1 June 2007)						
- held directly	4,500	-	2,250	2,000	4,750	-
- deemed interested	-	-	-	-	-	-

Based on 1,064,965,692 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office during the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 538,002 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

The Company received the following notifications between 30 September 2007 and 3 December 2007:

(i) Dato' Seri Lee Oi Hian's deemed interests in the shares of the Company decreased by 400,000 shares;

(ii) Dato' Lee Hau Hian's deemed interests in the shares of the Company decreased by 400,000 shares; and

(iii) Yeoh Eng Khoon's direct and deemed interests in the shares of the Company decreased by 20,000 shares and 36,400 shares respectively.

The 538,002 shares in the Company held by Dato' Lee Hau Hian as a bare trustee were disposed of between 30 September 2007 and 3 December 2007.

Except for the aforesaid there were no changes notified by the Directors in any of their direct or deemed interests in the share capital of the Company during the period.

By virtue of their deemed interests in the shares of the Company, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 40 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Group's financial statements), by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 36 on the financial statements.

There were no arrangements during and at the end of the financial year which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES

No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, except for the effects arising from the change in accounting policies as disclosed in the financial statements, the results of the operations of the Group and of the Company for the financial year ended 30 September 2007 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

(a) On 3 October 2007, the Company had completed the acquisition of Golden Complex Sdn Bhd ("GCSB") via a subscription of 199,998 ordinary shares of RM1 each at par value in the capital of GCSB, which represents 99.99% of its enlarged issued and paid-up share capital.

GCSB, an investment holding company, has a 92% shareholding in PT Malindomas Perkebunan which holds a Certificate of *Izin Lokasi* for 8,266 hectares of plantation land in Berau, East Kalimantan, Indonesia.

(b) The Company had on 15 November 2007 entered into a conditional equity purchase agreement ("EPA") with Shanghai Jinwei Chemical Company Limited and Shanghai Shenzhen Enterprise Development Company Limited to acquire from them, 95% and 5% respectively of the entire registered capital of Shanghai Jinshan Jinwei Chemical Company Limited ("SJJC") for a total cash consideration of Rmb25,947,270 only (hereinafter referred to as "the Acquisition").

SJJC specialises in the manufacturing of fatty amines, cationic surfactants, and auxiliary materials for cosmetic, detergent, tobacco, etc. industries.

The Acquisition is subject to the fulfillment of certain conditions precedent within 4 months of the date of the EPA. Amongst these are:

(i) the approval of Bank Negara Malaysia for the remittance of the Purchase Price;

(ii) the review and approval of the relevant People's Republic of China Authorities for the (a) transactions contemplated under the EPA (b) transformation of SJJC into a wholly-owned foreign enterprise (c) new Articles of Association of SJJC; and

(iii) the completion of due diligence studies (whether technical, commercial, legal or financial) on SJJC to the satisfaction of the Company.

AUDITORS

The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

DATO' SERI LEE OI HIAN
(Chairman/CEO)

YEOH ENG KHOON
(Director)

12 December 2007

INCOME STATEMENTS
for the year ended 30 September 2007

		Group		Company	
	Note	**2007 RM'000**	2006 RM'000 (Restated)	**2007 RM'000**	2006 RM'000
Revenue	5	**5,067,627**	3,916,649	**1,313,886**	774,707
Cost of sales		**(3,427,570)**	(2,632,570)	**(406,776)**	(351,078)
Gross profit		**1,640,057**	1,284,079	**907,110**	423,629
Other operating income		**112,152**	89,725	**27,816**	26,429
Distribution costs		**(308,302)**	(300,839)	**(6,436)**	(6,508)
Administration expenses		**(444,988)**	(406,202)	**(37,887)**	(35,321)
Other operating expenses		**(108,221)**	(82,054)	**(39,004)**	(42,084)
Operating profit	6	**890,698**	584,709	**851,599**	366,145
Finance costs	7	**(36,139)**	(14,215)	**(12,115)**	-
Share of results of associates		**31,899**	18,060	**-**	-
Profit before taxation		**886,458**	588,554	**839,484**	366,145
Tax expense	10	**(172,009)**	(148,568)	**(197,566)**	(89,734)
Profit for the year		**714,449**	439,986	**641,918**	276,411
Attributable to:					
Equity holders of the Company		**694,154**	436,230	**641,918**	276,411
Minority interests		**20,295**	3,756	**-**	-
		714,449	439,986	**641,918**	276,411
		Sen	Sen	**Sen**	Sen
Earnings per share	11	**65.2**	41.0	**60.3**	26.0
Net dividends per share - 10 sen gross less 27% income tax and 40 sen gross less 26% income tax (2006: 10 sen gross less 28% income tax and 40 sen gross less 27% income tax)	12	**36.9**	36.4	**36.9**	36.4

The restatements of the comparative figures are shown in Note 4.
The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

	Note	Group 2007 RM'000	Group 2006 RM'000 (Restated)	Company 2007 RM'000	Company 2006 RM'000 (Restated)
Assets					
Property, plant and equipment	13	**2,093,208**	1,582,213	**241,367**	241,986
Investment properties	14	**5,188**	5,241	**-**	-
Prepaid lease payments	15	**242,809**	214,639	**25,198**	25,586
Biological assets	16	**1,189,512**	1,136,557	**434,246**	434,839
Land held for property development	17	**194,735**	194,305	**-**	-
Goodwill on consolidation	18	**264,698**	101,061	**-**	-
Intangible assets	19	**44,789**	23,315	**-**	-
Investment in subsidiaries	20	**-**	-	**1,572,585**	1,134,819
Investment in associates	21	**172,455**	141,341	**19,797**	18,536
Other investments	22	**438,705**	449,178	**79,089**	79,089
Deferred tax assets	23	**11,634**	7,232	**-**	-
Total non-current assets		**4,657,733**	3,855,082	**2,372,282**	1,934,855
Inventories	24	**982,655**	721,320	**26,810**	33,263
Biological assets	16	**3,227**	3,414	**-**	-
Trade receivables	25	**540,315**	301,407	**43,231**	30,453
Other receivables, deposits and prepayments	26	**296,727**	301,485	**50,029**	23,246
Tax recoverable		**15,032**	23,621	**7,767**	1,822
Property development costs	27	**11,969**	25,960	**-**	-
Amount owing by subsidiaries	20	**-**	-	**1,904,983**	1,488,076
Cash and cash equivalents	28	**495,634**	460,471	**107,098**	155,175
Total current assets		**2,345,559**	1,837,678	**2,139,918**	1,732,035
Total assets		**7,003,292**	5,692,760	**4,512,200**	3,666,890
Equity					
Share capital	29	**1,067,505**	712,516	**1,067,505**	712,516
Reserves	30	**3,864,995**	3,795,820	**2,568,057**	2,563,983
		4,932,500	4,508,336	**3,635,562**	3,276,499
Less: Cost of treasury shares		**(13,447)**	(13,447)	**(13,447)**	(13,447)
Total equity attributable to equity holders of the Company		**4,919,053**	4,494,889	**3,622,115**	3,263,052
Minority interests		**176,159**	168,795	**-**	-
Total equity		**5,095,212**	4,663,684	**3,622,115**	3,263,052
Liabilities					
Deferred tax liabilities	23	**195,218**	186,911	**1,860**	5,320
Provision for retirement benefits	31	**32,951**	40,809	**11,107**	10,421
Borrowings	32	**566,893**	98,578	**470,335**	-
Obligations under finance leases	33	**-**	28	**-**	-
Total non-current liabilities		**795,062**	326,326	**483,302**	15,741
Trade payables	34	**254,283**	165,885	**9,289**	7,201
Other payables	35	**309,494**	233,717	**60,825**	40,822
Amount owing to subsidiaries	20	**-**	-	**336,669**	340,074
Borrowings	32	**493,919**	278,390	**-**	-
Obligations under finance leases	33	**-**	28	**-**	-
Tax payable		**55,322**	24,730	**-**	-
Total current liabilities		**1,113,018**	702,750	**406,783**	388,097
Total liabilities		**1,908,080**	1,029,076	**890,085**	403,838
Total equity and liabilities		**7,003,292**	5,692,760	**4,512,200**	3,666,890

The restatements of the comparative figures are shown in Note 4.
The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 September 2007

	Attributable to the equity holders of the Company									
	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 October 2005	712,516	1,232,229	48,231	26,517	149,377	2,092,416	(13,447)	4,247,839	145,965	4,393,804
Acquisitions through business combinations	-	-	-	-	-	-	-	-	30,515	30,515
Share of reserves of associates	-	(653)	-	-	-	438	-	(215)	-	(215)
Issue of shares to minority interest	-	-	-	-	-	-	-	-	2,792	2,792
Return of capital to minority interest	-	-	-	-	-	-	-	-	(7,450)	(7,450)
Currency translation differences	-	216	-	-	35,739	-	-	35,955	(259)	35,696
Net (loss)/gain not recognised in the income statement	-	(437)	-	-	35,739	438	-	35,740	25,598	61,338
Profit for the year	-	-	-	-	-	436,230	-	436,230	3,756	439,986
Dividends paid										
- 2005 final	-	-	-	-	-	(46,007)	-	(46,007)	-	(46,007)
- 2005 special	-	-	-	-	-	(127,795)	-	(127,795)	-	(127,795)
- 2006 interim	-	-	-	-	-	(51,118)	-	(51,118)	-	(51,118)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(6,524)	(6,524)
Realisation of revaluation reserve on disposal of land	-	-	(459)	-	-	459	-	-	-	-
At 30 September 2006	**712,516**	**1,231,792**	**47,772**	**26,517**	**185,116**	**2,304,623**	**(13,447)**	**4,494,889**	**168,795**	**4,663,684**
Effect of adopting FRS 3	-	-	-	-	-	58,507	-	58,507	-	58,507
As restated	**712,516**	**1,231,792**	**47,772**	**26,517**	**185,116**	**2,363,130**	**(13,447)**	**4,553,396**	**168,795**	**4,722,191**
Acquisitions through business combinations	-	-	-	-	-	-	-	-	**2,159**	**2,159**
Share of reserves of associates	-	-	-	-	-	**(1,173)**	-	**(1,173)**	-	**(1,173)**
Arising from redemption of redeemable preference shares	-	-	-	**3,200**	-	**(3,200)**	-	-	-	-
Issue of shares to minority interests	-	-	-	-	-	-	-	-	**1,752**	**1,752**
Currency translation differences	-	**(659)**	-	**(3)**	**(43,807)**	-	-	**(44,469)**	**(2,478)**	**(46,947)**
Effect of changes in tax rates	-	-	**2,200**	-	-	-	-	**2,200**	-	**2,200**
Net (loss)/gain not recognised in the income statement	-	**(659)**	**2,200**	**3,197**	**(43,807)**	**(4,373)**	-	**(43,442)**	**1,433**	**(42,009)**
Profit for the year	-	-	-	-	-	**694,154**	-	**694,154**	**20,295**	**714,449**
Dividends paid										
- 2006 final	-	-	-	-	-	**(51,828)**	-	**(51,828)**	-	**(51,828)**
- 2006 special	-	-	-	-	-	**(155,485)**	-	**(155,485)**	-	**(155,485)**
- 2007 interim	-	-	-	-	-	**(77,742)**	-	**(77,742)**	-	**(77,742)**
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	**(14,364)**	**(14,364)**
Bonus issue	**354,989**	**(354,989)**	-	-	-	-	-	-	-	-
Realisation of revaluation reserve on disposal of land	-	-	**(317)**	-	-	**317**	-	-	-	-
At 30 September 2007	**1,067,505**	**876,144**	**49,655**	**29,714**	**141,309**	**2,768,173**	**(13,447)**	**4,919,053**	**176,159**	**5,095,212**
	Note 29	←		Note 30		→				

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY

for the year ended 30 September 2007

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2005	712,516	1,442,285	34,736	285	1,035,186	(13,447)	3,211,561
Profit for the year	-	-	-	-	276,411	-	276,411
Dividends paid							
- 2005 final	-	-	-	-	(46,007)	-	(46,007)
- 2005 special	-	-	-	-	(127,795)	-	(127,795)
- 2006 interim	-	-	-	-	(51,118)	-	(51,118)
Realisation of revaluation reserve on disposal of land	-	-	(459)	-	459	-	-
At 30 September 2006	**712,516**	**1,442,285**	**34,277**	**285**	**1,087,136**	**(13,447)**	**3,263,052**
Profit for the year	-	-	-	-	**641,918**	-	**641,918**
Dividends paid							
- 2006 final	-	-	-	-	**(51,828)**	-	**(51,828)**
- 2006 special	-	-	-	-	**(155,485)**	-	**(155,485)**
- 2007 interim	-	-	-	-	**(77,742)**	-	**(77,742)**
Bonus issue	**354,989**	**(354,989)**	-	-	-	-	-
Realisation of revaluation reserve on disposal of land	-	-	**(316)**	-	**316**	-	-
Effect of changes in tax rates	-	-	**2,200**	-	-	-	**2,200**
At 30 September 2007	**1,067,505**	**1,087,296**	**36,161**	**285**	**1,444,315**	**(13,447)**	**3,622,115**
	Note 29	←	Note 30		→		

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	2007 RM'000	2006 RM'000 (Restated)
Cash flows from operating activities		
Profit before taxation	**886,458**	588,554
Adjustments for:		
Depreciation of property, plant and equipment	**144,858**	118,702
Amortisation of prepaid lease payments	**4,096**	3,183
Amortisation of intangible assets	**2,889**	1,433
Depreciation of investment properties	**51**	51
Amortisation of biological assets	**12,989**	9,713
Impairment of property, plant and equipment	**7,992**	13,283
Impairment of prepaid lease payments	**872**	-
Property, plant and equipment written off	**92**	792
(Gain)/Loss on disposal of property, plant and equipment	**(1,992)**	963
Surplus arising from government acquisition of land	**(22,885)**	(50,652)
Surplus arising from disposal of investment properties	**-**	(1,994)
Surplus on sale of investments	**(26,392)**	(23,905)
Goodwill written off	**-**	570
Reserve on consolidation on purchase of a subsidiary derecognised	**(24,491)**	-
Allowance for diminution in value of investment	**15**	-
Write back of impairment in value of an associate	**(15,500)**	-
Retirement benefits (written back)/provision	**(5,550)**	1,839
Finance costs	**36,139**	14,215
Dividend income	**(30,627)**	(26,675)
Interest income	**(12,558)**	(16,299)
Exchange gain	**(2,252)**	(781)
Share of results of associates	**(31,899)**	(18,060)
Operating profit before working capital changes	**922,305**	614,932
Working capital changes:		
Property development costs	**13,991**	(10)
Inventories	**(188,621)**	(103,234)
Biological assets	**187**	(706)
Trade and other receivables	**(99,991)**	(51,880)
Trade and other payables	**(10,544)**	32,190
Cash generated from operations	**637,327**	491,292
Interest paid	**(30,202)**	(14,530)
Tax paid	**(153,315)**	(129,163)
Retirement benefits paid	**(2,212)**	(3,966)
Net cash generated from operating activities	**451,598**	343,633
Cash flows from investing activities		
Purchase of property, plant and equipment	**(393,661)**	(391,335)
Purchase of prepaid lease	**(3,742)**	(2,698)
Plantation development expenditure	**(41,000)**	(40,317)
Property development expenditure	**(808)**	(269)
Purchase of subsidiaries, net of cash acquired (Note B)	**(445,894)**	(99,158)
Purchase of additional shares in an associate	**-**	(1,715)
Subscription of shares in an associate	**(1,261)**	(3,779)
Purchase of investments	**(26,851)**	(13,194)
Purchase of intangible assets	**(77)**	(304)
Proceeds from sale of property, plant and equipment	**5,488**	1,393
Compensation from government on land acquired	**-**	52,409
Proceeds from sale of investment properties	**-**	12,448
Proceeds from sale of investments	**60,890**	50,173
Dividends received from associates	**12,875**	17,649
Dividends received from investments	**25,755**	22,292
Interest received	**11,308**	18,028
Net cash used in investing activities	**(796,978)**	(378,377)

CONSOLIDATED CASH FLOW STATEMENT

	2007 RM'000	2006 RM'000 (Restated)
Cash flows from financing activities		
Term loans received	**369,922**	192,209
Issue of Islamic medium term notes	**300,000**	-
Repayment of term loans	**(140,347)**	(138,474)
Payment of finance leases	**(56)**	(166)
Drawndown of short term borrowings	**144,360**	44,574
Dividends paid to shareholders of the Company	**(285,055)**	(224,920)
Dividends paid to minority shareholders	**(14,364)**	(6,524)
Issue of shares to minority shareholders	**1,752**	2,792
Return of capital to minority shareholders	**-**	(7,450)
Net cash generated from/(used in) financing activities	**376,212**	(137,959)
Net increase/(decrease) in cash and cash equivalents	**30,832**	(172,703)
Cash and cash equivalents at beginning of year	**441,491**	613,405
Cash and cash equivalents at end of year	**472,323**	440,702

Notes on the consolidated cash flow statement

A. Cash and cash equivalents

	2007 RM'000	2006 RM'000
Cash and cash equivalents consist of:		
Cash and bank balances	**189,564**	123,933
Deposits	**240,335**	297,475
Fixed income trust funds	**65,735**	39,063
Bank overdrafts	**(23,311)**	(19,769)
Cash and cash equivalents	**472,323**	440,702
Currency translation differences on opening balances	**-**	789
Cash and cash equivalents as restated	**472,323**	441,491

B. Analysis of acquisition of subsidiaries

The fair values of assets and liabilities of subsidiaries acquired were as follows:

	2007 RM'000	2006 RM'000
Property, plant and equipment	**285,649**	108,373
Prepaid lease payments	**40,214**	27,996
Biological assets	**32,122**	3,041
Intangible assets	**23,604**	6,081
Net current assets/(liabilities)	**77,167**	(9,250)
Borrowings	**(26,381)**	(30,368)
Deferred tax liabilities	**(28,352)**	(13,549)
Minority interests	**(2,159)**	(30,515)
Group's share of net assets acquired	**401,864**	61,809
Goodwill on acquisition	**102,545**	41,262
Reserve on consolidation	**(24,491)**	-
Total purchase price	**479,918**	103,071
Purchase price unpaid	**(20,250)**	-
Purchase price satisfied by cash	**459,668**	103,071
Less: Cash and cash equivalents of subsidiaries acquired	**(13,774)**	(3,913)
Cash outflow on acquisition of subsidiaries	**445,894**	99,158

C. Purchase of property, plant and equipment

During the year, the Group acquired all its property, plant and equipment with an aggregate cost of RM393,661,000 (2006: RM391,335,000) by cash.

The restatements of the comparative figures are shown in Note 4.
The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT OF THE COMPANY

	2007 RM'000	2006 RM'000
Cash flows from operating activities		
Profit before taxation	**839,484**	366,145
Adjustments for:		
Depreciation of property, plant and equipment	**15,349**	14,345
Amortisation of prepaid lease payments	**388**	388
Property, plant and equipment written off	**2**	18
Gain on disposal of property, plant and equipment	**(757)**	(215)
Surplus arising from government acquisition of land	**(23,263)**	(30,465)
Impairment of investment in a subsidiary	**-**	13,109
Retirement benefits provision	**2,552**	4,456
Realised (gain)/loss in foreign exchange	**(229)**	486
Unrealised loss in foreign exchange	**15,733**	6,397
Finance costs	**12,115**	-
Dividend income	**(679,312)**	(246,164)
Interest income	**(7,366)**	(7,701)
Operating profit before working capital changes	**174,696**	120,799
Working capital changes:		
Inventories	**6,453**	(6,145)
Trade and other receivables	**(12,802)**	(14,857)
Trade and other payables	**16,960**	6,235
Cash generated from operations	**185,307**	106,032
Interest paid	**(6,984)**	-
Tax paid	**(25,921)**	(20,762)
Retirement benefits paid	**(1,866)**	(3,726)
Net cash generated from operating activities	**150,536**	81,544
Cash flows from investing activities		
Purchase of property, plant and equipment	**(14,908)**	(54,889)
Property, plant and equipment transferred to/(from) subsidiaries	**5**	(67)
Purchase of shares in subsidiaries	**(377,141)**	(70,890)
Subscription of shares in subsidiaries	**(60,625)**	(118,697)
Purchase of additional shares in an associate	**-**	(1,715)
Subscription of shares in an associate	**(1,261)**	(3,779)
Capital repayment by a subsidiary	**-**	12,680
Proceeds from sale of property, plant and equipment	**824**	224
Compensation from government on land acquired	**-**	31,419
(Loan to)/Loan repayment from subsidiaries	**(442,663)**	80,621
Dividends received from subsidiaries	**478,650**	164,859
Dividends received from associates	**2,875**	147
Dividends received from investments	**18,871**	15,841
Interest received	**5,906**	8,705
Net cash (used in)/generated from investing activities	**(389,467)**	64,459

CASH FLOW STATEMENT OF THE COMPANY

	2007 RM'000	2006 RM'000
Cash flows from financing activities		
Dividends paid to shareholders of the Company	**(285,055)**	(224,920)
Term loan received	**175,909**	-
Issue of Islamic medium term notes	**300,000**	-
Net cash generated from/(used in) financing activities	**190,854**	(224,920)
Net decrease in cash and cash equivalents	**(48,077)**	(78,917)
Cash and cash equivalents at beginning of year	**155,175**	234,092
Cash and cash equivalents at end of year	**107,098**	155,175

Notes on the cash flow statement

A. Cash and cash equivalents

Cash and cash equivalents consist of:

	2007 RM'000	2006 RM'000
Cash and bank balances	**4,018**	2,025
Deposits	**65,750**	153,150
Fixed income trust funds	**37,330**	-
	107,098	155,175

B. Purchase of property, plant and equipment

During the year, the Company acquired all its property, plant and equipment with an aggregate cost of RM14,908,000 (2006: RM54,889,000) by cash.

The accompanying notes form an integral part of the financial statements.

1. CORPORATE INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia and is listed on the Main Board of the Bursa Malaysia Securities Berhad. The registered office and principal place of business is located at Wisma Taiko, 1, Jalan S P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan.

The consolidated financial statements as at and for the year ended 30 September 2007 comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates. The financial statements of the Company as at and for the year ended 30 September 2007 do not include other entities.

The Company is principally engaged in the business of producing and processing palm products and natural rubber on its plantations while the principal activities of the other Group entities are shown in Note 40.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The financial statements of the Group and of the Company have been prepared in accordance with applicable approved Financial Reporting Standards ("FRSs") and accounting principles generally accepted in Malaysia and in compliance with the provisions of the Companies Act, 1965. These financial statements also comply with the applicable disclosure provisions of the Listing Requirements of the Bursa Malaysia Securities Berhad.

On 1 October 2006, the Group and the Company adopted new and revised FRSs which are mandatory for periods beginning on or after 1 January 2006 as disclosed in Note 4.

2.2 Basis of measurement

The financial statements have been prepared under the historical cost convention except as disclosed in the notes on financial statements.

2.3 Functional and presentation currency

These financial statements are presented in Ringgit Malaysia, which is the Group's and Company's functional currency. All financial information presented in Ringgit Malaysia has been rounded to the nearest thousand, unless otherwise stated.

2.4 Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 14 - Valuation of investment properties
- Note 18 and 19 - Measurement of the recoverable amounts of cash-generating units
- Note 23 - Recognition of unutilised tax losses and capital allowances
- Note 31 and 39 - Provisions and contingencies

3. SIGNIFICANT ACCOUNTING POLICIES

Summarised below are the accounting policies of the Group and of the Company. The accounting policies adopted are consistent with those adopted in previous years, unless otherwise stated.

3.1 Basis of consolidation

(a) Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Subsidiaries are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiaries acquired or disposed during the year are included in the Group financial statements from their respective effective dates of acquisitions or up to their respective date of disposal.

Intragroup transactions and balances and the resulting unrealised profits are eliminated in full on consolidation. Unrealised losses resulting from intragroup transactions are also eliminated unless cost cannot be recovered.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses, unless the investment is classified as held-for-sale.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority shareholders exceed the minority interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority shareholders, are charged against the Group's interest except to the extent that the minority shareholders have a binding obligation to, and are able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority shareholders' share of losses previously absorbed by the Group has been recovered.

(b) Goodwill

Goodwill or reserve on consolidation arises on the acquisition of subsidiaries and associates.

For acquisitions prior to the adoption of FRS 3, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair values of the net identifiable assets and liabilities.

With the adoption of FRS 3, goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill is measured at cost and not amortised. Goodwill is allocated to cash-generating units and is tested for impairment at least annually or more frequently when there is objective evidence of impairment. When the excess is negative (reserve on consolidation), it is recognised immediately in the income statement. With the adoption of FRS 3, the carrying amount of reserve on consolidation at 1 October 2006 is derecognised with a corresponding adjustment to the opening balance of retained earnings.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment. The entire carrying amount of the investment is tested for impairment when there is objective evidence of impairment.

(c) Associates

Associates are entities in which the Group has significant influence over the financial and operating policies but not the implementation of such policies.

The consolidated financial statements include the total recognised gains and losses of associates on an equity accounted basis from the date that significant influence effectively commences until the date that significant influence effectively ceases.

The Group's share of post-acquisition results and reserves of associates is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies. Uniform accounting policies are adopted for like transactions and events in similar circumstances.

When the Group's share of losses exceeds its interest in an equity accounted associate, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

In the Company's separate financial statements, investments in associates are stated at cost less impairment losses, if any.

Unrealised profits arising on transactions between the Group and its associates which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associates. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

3.2 Foreign currency

(a) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company and the subsidiaries at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the exchange rates at balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to the functional currency at exchange rates ruling on the transaction dates. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign currency differences arising on translation are recognised in the income statement.

(b) Operations denominated in functional currencies other than Ringgit Malaysia

The assets and liabilities of operations in functional currencies other than Ringgit Malaysia, including goodwill and fair value adjustments arising on acquisition, are translated into Ringgit Malaysia at the exchange rates at balance sheet date except for goodwill and fair value adjustments arising from business combinations before 1 January 2006 which are reported using the exchange rates at the dates of acquisitions. The income and expenses of the foreign operations are translated to Ringgit Malaysia at the average exchange rates for the year. All resulting exchange differences are recognised in the Exchange Fluctuation Reserve. On disposal of a foreign operation, the cumulative amount of the exchange differences in the Exchange Fluctuation Reserve are recognised in the consolidated income statement as part of the gain or loss on disposal.

(c) Net investment in a foreign operation

Exchange differences arising from a monetary item that in substance forms part of the Company's net investment in a foreign operation are recognised in the income statement of the Company or the individual financial statements of the foreign operation, as appropriate.

Such exchange differences are reclassified to Exchange Fluctuation Reserve in the consolidated financial statements only when the monetary item is denominated in a currency other than the functional currency of either the Company or the foreign operation, which exchange differences are recognised in the consolidated income statement. On disposal of the foreign operation, the cumulative amount of the exchange differences relating to the foreign operation is recognised in the consolidated income statement when the gain or loss on disposal is recognised.

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

			2007	2006
Pound Sterling	GBP	1 to	**RM6.9757**	RM6.9076
United States Dollar	USD	1 to	**RM3.4067**	RM3.6888
Australian Dollar	AUD	1 to	**RM3.0264**	RM2.7549
Hong Kong Dollar	HKD	1 to	**RM0.4383**	RM0.4735
Chinese Renminbi	Rmb	1 to	**RM0.4544**	RM0.4671
Indonesian Rupiah	Rp	100 to	**RM0.0374**	RM0.0400
Philippines Peso	PHP	1 to	**RM0.0758**	RM0.0737
Singapore Dollar	SGD	1 to	**RM2.2944**	RM2.3256
Euro	Euro	1 to	**RM4.8619**	RM4.6802
Swiss Franc	CHF	1 to	**RM2.9283**	RM2.9514
Canadian Dollar	CAD	1 to	**RM3.4344**	RM3.3121

3.3 Property, plant and equipment

Items of property, plant and equipment are stated at cost/valuation less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement as incurred.

When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of property, plant and equipment recognised as a result of a business combination is based on fair value at acquisition date. The fair value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The fair value of other items of plant and equipment is based on the quoted market prices for similar items.

Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. Property, plant and equipment under construction are not depreciated until the assets are ready for their intended use.

The principal depreciation rates are as follows:

Palm oil mill machinery	- 10% per annum
Plant and machinery	- 5 to 33⅓% per annum
Motor vehicles	- 20 to 33% per annum
Furniture, fittings and equipment	- 10 to 33⅓% per annum
Buildings, factories and mills	- 2 to 10% per annum
Employees' quarters	- 10% per annum
Effluent ponds, roads and bridges	- 5 to 10% per annum

The depreciable amount is determined after deducting the residual value.

Depreciation methods, useful lives and residual values are reassessed at the reporting date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising from the derecognition of property, plant and equipment, determined as the difference between the net disposal proceeds and the carrying amount of the asset, are taken up in the income statement.

3.4 Leases

(a) Finance lease

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of its expected useful life and the term of the lease.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

(b) Operating lease

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

(c) Prepaid lease payments

Leasehold land that normally has an indefinite economic life and title is not expected to pass to the lessee by the end of the lease term is treated as an operating lease. The payments made on entering into or acquiring a leasehold land are accounted as prepaid lease payments that are amortised over the lease term in accordance with the pattern of benefits provided.

3.5 Investment properties

Investment properties are properties which are owned to earn rental income or for capital appreciation or for both. Properties that are occupied by the companies in the Group are accounted for as owner-occupied rather than as investment properties. Investment properties are stated at cost less accumulated depreciation and impairment losses, consistent with the accounting policy for property, plant and equipment as stated in accounting policy Note 3.3.

In the previous years, all investment properties were included in property, plant and equipment. Following the adoption of FRS 140 *Investment Property*, these investment properties are now classified separately.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of 40 to 50 years for buildings. Freehold land is not depreciated.

Investment properties are derecognised when either they have been disposed of or when they are permanently withdrawn from use and no future economic benefits are expected from the disposals. Any gains or losses on the retirement or disposal of an investment property are recognised in income statement in which they arise.

3.6 Biological assets

(a) Plantation development expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised as plantation development expenditure under biological assets and is not amortised other than those short land leases held in Indonesia where the biological assets are amortised over the life of the lease.

(b) Growing crops and livestock

Growing crops are measured at the lower of cost and net realisable value. Cost includes cost of seed, fertiliser and sprays.

Livestock (sheep) is measured at net realisable value.

3.7 Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

3.8 Capitalisation of borrowing costs

Borrowing costs, net of any investment income on the temporary investment of the specific borrowings, incurred on capital work-in-progress are capitalised. Exchange differences arising from foreign currency borrowings, to the extent they are regarded as an adjustment to interest costs, are also capitalised. Capitalisation of borrowing costs ceases when the assets are substantially ready for their intended use.

3.9 Property development

(a) Land held for property development

Land held for property development consists of land or such portions thereof on which no development activities have been carried out or where development activities are not expected to be completed within the Group's normal operating cycle of 2 to 3 years. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Land held for property development is reclassified as property development costs at the point when development activities have commenced and where it can be demonstrated that the development activities can be completed within the Group's normal operating cycle of 2 to 3 years.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by FRS 201_{2004} *Property Development Activities.*

(b) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs that are directly attributable to development activities or that can be allocated on a reasonable basis to such activities.

Property development costs not recognised as expenses are recognised as assets and are stated at the lower of cost and net realisable value.

The excess of revenue recognised in the income statement over billings to purchasers is shown as accrued billings under trade receivables and the excess of billings to purchasers over revenue recognised in the income statement is shown as progress billings under trade payables.

3.10 Investments in equity securities

Other investments are recognised initially at purchase price plus attributable transaction cost.

Subsequent to initial recognition, other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value. Cost is determined on the weighted average basis while market value is determined based on quoted market values.

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

3.11 Intangible assets

These assets relate to patent and trade marks which are stated at cost less accumulated amortisation and accumulated impairment losses, if any. These are amortised over the expected useful lives of the assets. The Directors consider a period of 5 years for the patent and 20 years for the trade marks to be their expected economic useful lives.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

3.12 Inventories

Inventories of produce are measured at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.

Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

Inventories of completed development properties are stated at the lower of cost and net realisable value. Cost is determined on a specific identification basis and includes land, all direct building costs and other related development costs.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3.13 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions and fixed income trust funds which have an insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

3.14 Receivables

Receivables are initially recognised at their cost when the contractual right to receive cash or another financial asset from another entity is established.

Subsequent to initial recognition, receivables are stated at cost less allowance for doubtful debts.

Receivables are not held for the purpose of trading.

3.15 Impairment of assets

The carrying amount of assets, other than inventories, deferred tax assets and financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount unless the assets is carried at a revalued amount, in which case the impairment loss is recognised directly against any revaluation surplus for the asset to the extent that the impairment loss does not exceed the amount in the revaluation surplus for that asset. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (groups of units) on a *pro rata* basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less cost to sell. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised unless it reverses an impairment loss on a revalued asset, in which case it is credited directly to revaluation surplus. When an impairment loss on the same revalued asset was previously recognised in the income statement, a reversal of that impairment loss is also recognised in the income statement.

3.16 Payables

Borrowings, trade and other payables are stated at cost.

3.17 Taxation

Tax expense comprises current and deferred tax. Tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised, using the balance sheet method, for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill and the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit. Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences.

Deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

3.18 Employee benefits

(a) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(b) Unfunded defined benefit plan

The Group and the Company provide for retirement benefits for eligible employees in Malaysia on unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees based on the last drawn salaries at the year end, the length of service to-date and the rates set out in the said agreements. The present value of the unfunded defined benefit obligations as required by FRS 119_{2004} *Employee Benefits* has not been used in arriving at the provision, as the amount involved is insignificant to the Group and the Company. Accordingly, no further disclosure as required by the standard is made.

(c) Funded defined benefit plan

The Group's net obligation in respect of a defined benefit plan of a foreign subsidiary in England is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed by an actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(d) Short term employee benefits
Wages, salaries, bonuses and social security contributions are recognised as an expense in the income statement in the period in which the associated services are rendered by the employees. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

3.19 Repurchase of share capital
When share capital is repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity.

3.20 Derivative financial instruments
The Group uses forward foreign exchange contracts to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities. These instruments are not recognised in the financial statements.

Derivative financial instruments used for hedging purposes are accounted for on an equivalent basis as the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or net positions.

3.21 Contingent liabilities
Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contracts as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

3.22 Related parties
For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

3.23 Revenue recognition
Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of discounts and returns. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, it is probable that the economic benefits associated with the transaction will flow to the Group, and there is no continuing management involvement with the goods.

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of performance of services at the balance sheet date.

Revenue from property development activities is recognised based on the stage of completion measured by reference to the proportion that property development costs incurred for work performed to-date that reflect work performed bear to the estimated total property development costs. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

Dividend income from subsidiaries, associates and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

In the case of the Group, revenue comprises sales to third parties only.

3.24 Research and development expenditure

All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

3.25 Finance costs

All interest and other costs incurred in connection with borrowings, other than that capitalised in accordance with Note 3.8, are expensed as incurred.

4. NEW AND REVISED FRSs

4.1 New and revised FRSs adopted

On 1 October 2006, the Group and the Company adopted the following new and revised FRSs issued by the Malaysian Accounting Standards Board ("MASB") which are relevant to the Group and became effective for financial periods beginning on or after 1 January 2006:

FRS 2 *Share-based Payment*
FRS 3 *Business Combinations*
FRS 5 *Non-current Assets Held for Sale and Discontinued Operations*
FRS 101 *Presentation of Financial Statements*
FRS 102 *Inventories*
FRS 108 *Accounting Policies, Changes in Estimates and Errors*
FRS 110 *Events after the Balance Sheet Date*
FRS 116 *Property, Plant and Equipment*
FRS 127 *Consolidated and Separate Financial Statements*
FRS 128 *Investments in Associates*
FRS 131 *Interests in Joint Ventures*
FRS 132 *Financial Instruments: Disclosure and Presentation*
FRS 133 *Earnings Per Share*
FRS 136 *Impairment of Assets*
FRS 138 *Intangible Assets*
FRS 140 *Investment Property*

The Group and the Company have also adopted the following revised FRSs which are effective for financial periods beginning on or after 1 October 2006:

FRS 117 *Leases*
FRS 124 *Related Party Disclosures*

The effects of adopting the new and revised FRSs are set out below:

(a) FRS 3 *Business Combinations*

Prior to 1 October 2006, the negative goodwill which represents the excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisition was taken up as reserve on consolidation.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisition, after reassessment, is now recognised immediately in the income statement as and when it arises.

The revised accounting policy has been applied prospectively. In accordance with the transitional provisions of FRS 3, the reserve on consolidation as at 30 September 2006 of RM58,507,000 was derecognised with a corresponding credit to the opening balance of retained earnings.

During the year, reserve on consolidation of RM24,491,000 arose from the acquisition of Uniqema (Malaysia) Sdn Bhd has been recognised in the consolidated income statement.

(b) FRS 101 *Presentation of Financial Statements*

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of results of associates and biological assets.

(i) Disclosure and presentation of minority interests

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the Group were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders. With the adoption of the revised FRS 101, minority interests are now presented in the consolidated balance sheet within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the year. A similar requirement is also applicable to the consolidated statement of changes in equity where total recognised income and expenses for the year is disclosed, showing separately the amounts attributable to equity holders of the Company and minority interests.

(ii) Share of results of associates

Prior to 1 October 2006, share of results of associates accounted for using the equity method was disclosed as before tax. Upon the adoption of the revised FRS 101, share of results of associates is now disclosed net of tax in the consolidated income statements.

(iii) Biological assets

Plantation development expenditure which was previously classified under property, plant and equipment is now disclosed separately in the consolidated balance sheet as biological assets under non-current assets.

Growing crops and livestock which were previously included under inventories are now disclosed separately as biological assets under current assets in the consolidated balance sheet.

The above changes in presentation have been applied retrospectively. The presentation of the financial statements of the Group and of the Company for the current year is based on the revised requirements of FRS 101, with comparatives restated to conform with the current year's presentation. These changes in presentation have no financial impact on the financial statements of the Group and of the Company.

(c) FRS 117 *Leases*

Prior to 1 October 2006, leasehold land held for own use classified as property, plant and equipment, was stated at cost and revalued amounts less accumulated amortisation.

With the adoption of FRS 117, the leasehold land for own use is accounted for as being held under an operating lease and classified as prepaid lease payments. Such leasehold land will no longer be revalued. Where the leasehold land had been previously revalued, the Group retained the unamortised revalued amount as the surrogate carrying amount of prepaid lease payments as allowed by the transitional provisions of FRS 117. Such prepaid lease payments are amortised on a straight line basis over the remaining lease term of the land.

The reclassification has been accounted for retrospectively. Accordingly, the comparative figures are restated to conform with the current year's presentation. There is no financial impact on the financial statements of the Group and of the Company.

(d) FRS 140 *Investment Property*

FRS 140 defines an investment property as a property held for long term rental yield and/or for capital appreciation and that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure its investment property. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item in the consolidated balance sheet under non-current assets. The reclassification has been applied retrospectively. In line with the revised requirements of FRS 101, the comparative figure is restated to conform with the current year's presentation. There is no financial impact on the financial statements of the Group and of the Company.

(e) Summary of effects of adopting new and revised FRSs on the current year's financial statements

The following tables provide effects of the extent to which each of the line items in the balance sheets and income statements for the year ended 30 September 2007 is higher or lower than it would have been had the previous policies been applied in the current financial year:

(i) Cumulative effects on balance sheets as at 30 September 2007

	Cumulative increase/(decrease)				
	FRS 3 Note 4.1(a)	FRS 101 Note 4.1(b)	FRS 117 Note 4.1(c)	FRS 140 Note 4.1(d)	Total
	RM'000	RM'000	RM'000	RM'000	RM'000
Group					
Non-current assets					
Property, plant and equipment	-	1,189,512	242,809	5,188	1,437,509
Investment properties	-	-	-	(5,188)	(5,188)
Prepaid lease payments	-	-	(242,809)	-	(242,809)
Biological assets	-	(1,189,512)	-	-	(1,189,512)
Goodwill on consolidation	(82,998)	-	-	-	(82,998)
Retained earnings	(82,998)	-	-	-	(82,998)
Current assets					
Inventories	-	3,227	-	-	3,227
Biological assets	-	(3,227)	-	-	(3,227)
Company					
Non-current assets					
Property, plant and equipment	-	434,246	25,198	-	459,444
Prepaid lease payments	-	-	(25,198)	-	(25,198)
Biological assets	-	(434,246)	-	-	(434,246)

(ii) Cumulative effects on the income statements for the year ended 30 September 2007

	Cumulative increase/(decrease)		
	FRS 3 Note 4.1(a)	FRS 101 Note 4.1(b)	Total
	RM'000	RM'000	RM'000
Group			
Other operating income	(24,491)	-	(24,491)
Share of results of associates	-	12,775	12,775
Profit before taxation	-	12,775	12,775
Tax expense	-	12,775	12,775
Profit for the year	(24,491)	-	(24,491)
	sen	sen	sen
Earnings per share	(2.3)	-	(2.3)

(f) Restatement of comparatives

The following comparative figures have been restated as a result of adoption of the new and revised FRSs:

(i) Balance sheets as at 30 September 2006

	As previously stated	Cumulative increase/(decrease)			As restated
		FRS 101 Note 4.1(b)	FRS 117 Note 4.1(c)	FRS 140 Note 4.1(d)	
	RM'000	RM'000	RM'000	RM'000	RM'000
Group					
Non-current assets					
Property, plant and equipment	2,938,650	(1,136,557)	(214,639)	(5,241)	1,582,213
Investment properties	-	-	-	5,241	5,241
Prepaid lease payments	-	-	214,639	-	214,639
Biological assets	-	1,136,557	-	-	1,136,557

	As previously stated	Cumulative increase/(decrease) FRS 101 Note 4.1(b)	FRS 117 Note 4.1(c)	FRS 140 Note 4.1(d)	As restated
	RM'000	RM'000	RM'000	RM'000	RM'000
Group					
Current assets					
Inventories	724,734	(3,414)	-	-	721,320
Biological assets	-	3,414	-	-	3,414
Company					
Non-current assets					
Property, plant and equipment	702,411	(434,839)	(25,586)	-	241,986
Prepaid lease payments	-	-	25,586	-	25,586
Biological assets	-	434,839	-	-	434,839

(ii) Income statement for the year ended 30 September 2006

	As previously stated	Cumulative increase/ (decrease) FRS 101 Note 4.1(b)	As restated
	RM'000	RM'000	RM'000
Group			
Share of results of associates	25,837	(7,777)	18,060
Profit before taxation	596,331	(7,777)	588,554
Tax expense	(156,345)	7,777	(148,568)

(iii) Cash flow statement for the year ended 30 September 2006

	As previously stated	Cumulative increase/(decrease) FRS 101 Note 4.1(b)	FRS 117 Note 4.1(c)	FRS 140 Note 4.1(d)	As restated
	RM'000	RM'000	RM'000	RM'000	RM'000
Group					
Profit before taxation	596,331	(7,777)	-	-	588,554
Depreciation of property, plant and equipment	128,466	(9,713)	-	(51)	118,702
Depreciation of investment properties	-	-	-	51	51
Amortisation of biological assets	-	9,713	-	-	9,713
Loss on disposal of property, plant and equipment	998	-	-	(35)	963
Surplus arising from disposal of investment properties	(2,029)	-	-	35	(1,994)
Share of results of associates	(25,837)	7,777	-	-	(18,060)
Working capital changes:					
Inventories	(103,940)	706	-	-	(103,234)
Biological assets	-	(706)	-	-	(706)
Purchase of property, plant and equipment	(394,033)	-	2,698	-	(391,335)
Purchase of prepaid lease	-	-	(2,698)	-	(2,698)
Proceeds from sale of property, plant and equipment	7,428	-	-	(6,035)	1,393
Proceeds from sale of investment properties	6,413	-	-	6,035	12,448

4.2 New and revised FRSs, Amendments to FRSs and Issues Committee ("IC") Interpretations not adopted

The Group has not adopted the following FRSs, Amendments to FRSs and IC Interpretations that have been issued as at the date of authorisation of these financial statements but are not yet effective for the Group.

Standard/Interpretation	Effective date
FRS 139 *Financial Instruments: Recognition and Measurement*	To be announced
FRS 6 *Exploration for and Evaluation of Mineral Resources*	1 January 2007
Amendment to FRS 121 *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation*	1 July 2007
IC Interpretation 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*	1 July 2007
IC Interpretation 2 *Members' Shares in Co-operative Entities and Similar Instruments*	1 July 2007
IC Interpretation 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*	1 July 2007
IC Interpretation 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*	1 July 2007
IC Interpretation 7 *Applying the Restatement Approach under FRS* 129_{2004} *Financial Reporting in Hyperinflationary Economies*	1 July 2007
IC Interpretation 8 *Scope of FRS 2*	1 July 2007
FRS 107 *Cash Flow Statements*	1 July 2007
FRS 111 *Construction Contracts*	1 July 2007
FRS 112 *Income Taxes*	1 July 2007
FRS 118 *Revenue*	1 July 2007
FRS 120 *Accounting for Government Grants and Disclosure of Government Assistance*	1 July 2007
FRS 134 *Interim Financial Reporting*	1 July 2007
FRS 137 *Provisions, Contingent Liabilties and Contingent Assets*	1 July 2007

The Group plans to apply initially the abovementioned FRSs (except for FRS 6 as explained below and FRS 139 which its effective date has yet to be announced) and Interpretations for the annual period beginning 1 October 2007.

The Group has not adopted FRS 139 as its effective date is deferred to a date to be announced by the MASB. The impact of applying FRS 139 on the financial statements upon first adoption of this standard as required by paragraph 30(b) of FRS 108 *Accounting Policies, Changes in Accounting Estimates and Errors* is not disclosed by virtue of the exemptions given in the respective standards.

FRS 6 is not applicable to the Group. Hence, no further disclosure is warranted.

FRS 112 addresses the accounting treatment for income taxes. However, FRS 112 does not prescribe the accounting treatment for reinvestment allowance and investment tax allowance. In the current accounting policy for income taxes, reinvestment allowance or investment tax allowance is treated as the tax base of an asset. The Group has not yet determined whether this accounting policy needs to be changed.

The initial application of the other standards and interpretations are not expected to have any material impact on the financial statements of the Group and the Company.

5. REVENUE

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Sale of goods				
Palm products	**1,956,142**	1,580,038	**465,032**	355,543
Rubber	**208,725**	224,385	**160,844**	163,731
Manufacturing	**2,014,487**	1,231,692	**-**	-
Retailing	**775,118**	764,891	**-**	-
Property development	**63,868**	63,664	**-**	-
Others	**4,352**	7,541	**1,332**	1,568
	5,022,692	3,872,211	**627,208**	520,842
Rendering of services	**1,750**	1,464	**-**	-
Interest income	**12,558**	16,299	**7,366**	7,701
Dividend income (Note 9)	**30,627**	26,675	**679,312**	246,164
	5,067,627	3,916,649	**1,313,886**	774,707

6. OPERATING PROFIT

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Operating profit before taxation is arrived at after charging and (crediting) the following:		(Restated)		
Auditors' remuneration				
- Company auditors				
current year	**422**	386	**86**	86
(over)/under-provision in prior year	**(1)**	21	**-**	11
non-audit work	**150**	-	**150**	-
- other auditors				
current year	**2,067**	1,331	**-**	-
under-provision in prior year	**10**	6	**-**	-
non-audit work	**21**	53	**-**	-
Hire of plant and machinery	**5,700**	5,954	**-**	-
Rent on land and buildings	**5,657**	5,370	**812**	812
Operating lease rentals				
- land and buildings	**117,991**	116,576	**-**	-
- plant and machinery	**2,824**	2,855	**-**	-
Amortisation of prepaid lease payments (Note 15)	**4,096**	3,183	**388**	388
Amortisation of biological assets (Note 16)	**12,989**	9,713	**-**	-
Amortisation of intangible assets (Note 19)	**2,889**	1,433	**-**	-
Depreciation of property, plant and equipment (Note 13)	**144,858**	118,702	**15,349**	14,345
Depreciation of investment properties (Note 14)	**51**	51	**-**	-
Impairment of property, plant and equipment (Note 13)	**7,992**	13,283	**-**	-
Impairment of prepaid lease payments (Note 15)	**872**	-	**-**	-
Replanting expenditure	**33,549**	37,571	**17,161**	23,034
Property, plant and equipment written off	**92**	792	**2**	18
Allowance for diminution in value of investment	**15**	-	**-**	-
(Write back of)/Allowance for doubtful debts	**(37)**	93	**-**	-
Impairment of investment in a subsidiary	**-**	-	**-**	13,109
Personnel expenses (excluding key management personnel)				
- salary	**582,087**	477,296	**107,624**	97,574
- employer's statutory contributions	**16,857**	15,787	**4,921**	4,838
- defined contribution plans	**3,923**	3,149	**-**	-
Research and development expenditure	**6,970**	6,589	**4,603**	4,443
Retirement benefits (written back)/provision	**(5,550)**	99	**2,552**	2,716
Write down of inventories	**893**	6,465	**-**	-

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Direct operating expenses of investment properties				
- Did not generate rental income	**7**	-	**-**	-
- Generated rental income	**71**	64	**-**	-
Goodwill written off	**-**	570	**-**	-
Reserve on consolidation on purchase of a subsidiary derecognised	**(24,491)**	-	**-**	-
(Gain)/Loss on disposal of property, plant and equipment	**(1,992)**	963	**(757)**	(215)
Net (gain)/loss in foreign exchange	**(13,093)**	95	**15,513**	6,782
Rental income from land and buildings	**(244)**	(222)	**-**	-
Rental income from investment properties	**(269)**	(237)	**-**	-
Surplus arising from government acquisition of land	**(22,885)**	(50,652)	**(23,263)**	(30,465)
Surplus arising from disposal of investment properties	**-**	(1,994)	**-**	-
Surplus on sale of investments	**(26,392)**	(23,905)	**-**	-
Write back of impairment in value of an associate (Note 21)	**(15,500)**	-	**-**	-
Gain on redemption of fixed income trust funds	**(600)**	-	**(571)**	-

7. FINANCE COSTS

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Term loan interest	**25,079**	11,581	**6,856**	-
Islamic medium term notes interest	**4,734**	-	**4,734**	-
Overdraft and other interest	**6,326**	2,634	**525**	-
	36,139	14,215	**12,115**	-

8. KEY MANAGEMENT PERSONNEL COMPENSATION

The key management personnel compensation is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Directors' remuneration				
Fees provided	**754**	614	**704**	564
Other emoluments	**2,111**	1,666	**2,111**	1,666
Ex-gratia	**-**	1,740	**-**	1,740
Benefits-in-kind	**60**	23	**60**	23
Consultancy fee paid to a Director	**-**	71	**-**	71

Key management personnel comprises Directors of the Group entities, who have authority and responsibility for planning, directing and controlling the activities of the Group entities either directly or indirectly.

9. DIVIDEND INCOME

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Gross dividends from other investments				
Shares quoted in Malaysia	**6,913**	6,104	**-**	-
Shares quoted outside Malaysia	**19,716**	19,029	**18,173**	17,272
Unquoted shares	**942**	1,542	**942**	884
Fixed income trust funds	**3,056**	-	**2,010**	-
Gross dividends from unquoted subsidiaries	**-**	-	**654,325**	227,804
Gross dividends from unquoted associates	**-**	-	**3,862**	204
	30,627	26,675	**679,312**	246,164

10. TAX EXPENSE

	Group 2007 RM'000	Group 2006 RM'000 (Restated)	Company 2007 RM'000	Company 2006 RM'000
Components of tax expense				
Current tax expense				
Malaysian taxation	**131,051**	99,385	**196,900**	81,300
Overseas taxation	**64,349**	30,166	**1,926**	1,823
	195,400	129,551	**198,826**	83,123
Deferred tax				
Relating to origination and reversal of temporary differences	**(17,512)**	15,485	**(1,200)**	1,720
Relating to reduction in tax rate	**(5,129)**	-	**(60)**	-
	(22,641)	15,485	**(1,260)**	1,720
	172,759	145,036	**197,566**	84,843
(Over)/Under-provision in respect of previous years				
Malaysian taxation	**(1,231)**	4,174	**-**	4,891
Overseas taxation	**481**	(642)	**-**	-
	(750)	3,532	**-**	4,891
	172,009	148,568	**197,566**	89,734

	Group 2007 RM'000	Group 2006 RM'000 (Restated)	Company 2007 RM'000	Company 2006 RM'000
Reconciliation of effective tax expense				
Profit before taxation	**886,458**	588,554	**839,484**	366,145
Taxation at Malaysian income tax rate of 27% (2006: 28%)	**239,344**	164,795	**226,661**	102,521
Effect of different tax rates in foreign jurisdictions	**(2,387)**	(655)	**(3,271)**	(3,281)
Effect of lower tax rate for certain subsidiaries*	**(8,901)**	(9,126)	**-**	-
Expenses not deductible for tax purposes	**18,035**	12,246	**7,566**	6,199
Tax exempt income	**(28,086)**	(24,040)	**(8,483)**	(9,577)
Tax incentives	**(30,036)**	(15,347)	**(24,847)**	(11,019)
Deferred tax assets not recognised during the year	**15,622**	19,268	**-**	-
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(5,580)**	(506)	**-**	-
Effect of changes in tax rates on deferred tax	**(5,129)**	-	**(60)**	-
Tax effect on associates' results	**(8,613)**	(5,057)	**-**	-
Recognition of deferred tax assets not taken up previously	**(14,292)**	-	**-**	-
Others	**2,782**	3,458	**-**	-
(Over)/Under provision in respect of previous years	**(750)**	3,532	**-**	4,891
Tax expense	**172,009**	148,568	**197,566**	89,734

* With effect from year of assessment 2004, companies with paid-up capital of RM2.5 million and below at the beginning of the basis period for a year of assessment are subject to corporate tax at 20% on chargeable income up to RM500,000.

Subject to agreement by the Inland Revenue Board:

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30 September 2007, to frank the payment of net dividends of approximately RM804 million (2006: RM475 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM574 million (2006: RM554 million) tax exempt profit available to be distributed as tax exempt dividends.

11. EARNINGS PER SHARE

The earnings per share is calculated by dividing the profit for the year attributable to equity holders of the Company of RM694,154,000 (2006: RM436,230,000) for the Group and RM641,918,000 (2006: RM276,411,000) for the Company by the weighted average number of 1,064,965,692 (2006: 1,064,965,692) shares of the Company in issue during the year.

The comparative figure has been adjusted for the effect of the 1 for 2 Bonus Issue.

12. DIVIDENDS

	Group and Company	
	2007	2006
	RM'000	RM'000
Dividend paid		
Interim 10 sen gross per share less 27% income tax (2006: 10 sen gross per share less 28% income tax)	**77,742**	51,118
Dividend proposed		
Final 40 sen gross per share less 26% income tax (2006: 10 sen gross per share less 27% income tax)	**315,230**	51,828
Special Nil sen gross per share less 26% income tax (2006: 30 sen gross per share less 27% income tax)	-	155,485
	392,972	258,431

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2006: 709,977,128).

The proposed final dividend has not been accounted for in the financial statements which is in compliance with FRS 110_{2004} *Events After Balance Sheet Date.*

13. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost/Valuation							
At 1 October 2005, restated	291,692	518,922	945,952	138,902	68,626	203,282	2,167,376
Reclassification	-	28,812	167,963	471	1,627	(198,873)	-
Additions	-	35,704	76,444	17,125	30,204	231,999	391,476
Acquisitions through business combinations	-	17,711	54,561	382	2,635	33,084	108,373
Disposal/Written off	(240)	(7,659)	(17,388)	(3,862)	(845)	(341)	(30,335)
Currency translation differences	121	5,944	8,282	2,579	905	2,743	20,574
At 30 September 2006, restated	**291,573**	**599,434**	**1,235,814**	**155,597**	**103,152**	**271,894**	**2,657,464**
Reclassification	**(9)**	**75,519**	**244,683**	**634**	**40,843**	**(361,670)**	**-**
Additions	**-**	**38,018**	**93,805**	**26,407**	**31,349**	**204,412**	**393,991**
Acquisitions through business combinations	**61,277**	**57,351**	**147,432**	**5,796**	**13,212**	**581**	**285,649**
Disposal/Written off	**(167)**	**(11,940)**	**(37,436)**	**(6,018)**	**(2,938)**	**-**	**(58,499)**
Currency translation differences	**3,036**	**(7,229)**	**(5,384)**	**(2,374)**	**(415)**	**(3,624)**	**(15,990)**
At 30 September 2007	**355,710**	**751,153**	**1,678,914**	**180,042**	**185,203**	**111,593**	**3,262,615**
Accumulated depreciation and impairment losses							
At 1 October 2005, restated							
Accumulated depreciation	-	251,212	541,593	105,520	46,576	-	944,901
Accumulated impairment loss	-	12,736	1,917	-	-	-	14,653
	-	263,948	543,510	105,520	46,576	-	959,554
Reclassification	-	14	(843)	594	235	-	-
Depreciation charge, restated	-	28,489	67,246	15,433	9,217	-	120,385
Impairment losses	-	5,188	7,924	-	171	-	13,283
Disposal/Written off	-	(6,970)	(15,666)	(3,615)	(746)	-	(26,997)
Currency translation differences	-	1,308	5,287	1,908	523	-	9,026
At 30 September 2006, restated							
Accumulated depreciation	**-**	**274,053**	**597,617**	**119,840**	**55,805**	**-**	**1,047,315**
Accumulated impairment loss	**-**	**17,924**	**9,841**	**-**	**171**	**-**	**27,936**
	-	**291,977**	**607,458**	**119,840**	**55,976**	**-**	**1,075,251**
Reclassification	**-**	**(512)**	**314**	**(312)**	**510**	**-**	**-**
Depreciation charge	**-**	**31,120**	**83,105**	**19,737**	**14,272**	**-**	**148,234**
Impairment losses	**-**	**4,700**	**3,292**	**-**	**-**	**-**	**7,992**
Disposal/Written off	**-**	**(11,119)**	**(35,916)**	**(5,268)**	**(2,498)**	**-**	**(54,801)**
Currency translation differences	**-**	**(3,160)**	**(1,801)**	**(1,895)**	**(413)**	**-**	**(7,269)**
At 30 September 2007							
Accumulated depreciation	**-**	**290,382**	**643,319**	**132,102**	**67,676**	**-**	**1,133,479**
Accumulated impairment loss	**-**	**22,624**	**13,133**	**-**	**171**	**-**	**35,928**
	-	**313,006**	**656,452**	**132,102**	**67,847**	**-**	**1,169,407**
Carrying amounts							
At 1 October 2005, restated	291,692	254,974	402,442	33,382	22,050	203,282	1,207,822
At 30 September 2006, restated	291,573	307,457	628,356	35,757	47,176	271,894	1,582,213
At 30 September 2007	**355,710**	**438,147**	**1,022,462**	**47,940**	**117,356**	**111,593**	**2,093,208**

	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Property, plant and equipment are included at cost or valuation as follows:							
At 30 September 2006, restated							
Cost	208,552	599,352	1,235,814	155,597	103,147	271,894	2,574,356
Valuation	83,021	82	-	-	5	-	83,108
	291,573	599,434	1,235,814	155,597	103,152	271,894	2,657,464
At 30 September 2007							
Cost	**272,112**	**751,071**	**1,678,914**	**180,042**	**185,198**	**111,593**	**3,178,930**
Valuation	**83,598**	**82**	**-**	**-**	**5**	**-**	**83,685**
	355,710	**751,153**	**1,678,914**	**180,042**	**185,203**	**111,593**	**3,262,615**

	2007 RM'000	2006 RM'000 (Restated)
Depreciation charge for the year is allocated as follows:		
Income statement (Note 6)	**144,858**	118,702
Biological assets	**3,046**	1,542
Capital work-in-progress	**330**	141
	148,234	120,385
Impairment losses comprise:		
Under-performance of certain retail stores	**2,844**	6,238
Cessation of certain subsidiaries' operations	**788**	7,045
Under-performance of certain property, plant and equipment	**4,360**	-
	7,992	13,283

Company	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost/Valuation							
At 1 October 2005, restated	148,049	72,374	80,330	40,036	16,730	23,128	380,647
Additions	-	7,113	16,311	5,746	24,941	778	54,889
Transfer	-	9,768	12,700	208	3	(22,757)	(78)
Disposal/Written off	(241)	(8)	(635)	(997)	(49)	-	(1,930)
At 30 September 2006, restated	**147,808**	**89,247**	**108,706**	**44,993**	**41,625**	**1,149**	**433,528**
Additions	**-**	**1,024**	**3,426**	**5,625**	**962**	**3,871**	**14,908**
Transfer	**-**	**-**	**983**	**-**	**129**	**(1,149)**	**(37)**
Disposal/Written off	**(167)**	**(123)**	**(188)**	**(1,726)**	**(151)**	**-**	**(2,355)**
At 30 September 2007	**147,641**	**90,148**	**112,927**	**48,892**	**42,565**	**3,871**	**446,044**
Accumulated depreciation							
At 1 October 2005, restated	-	62,810	70,805	32,512	12,877	-	179,004
Depreciation charge, restated	-	2,379	4,850	4,042	3,074	-	14,345
Transfer	-	-	(211)	78	(12)	-	(145)
Disposal/Written off	-	(8)	(624)	(981)	(49)	-	(1,662)
At 30 September 2006, restated	**-**	**65,181**	**74,820**	**35,651**	**15,890**	**-**	**191,542**
Depreciation charge	**-**	**2,326**	**5,098**	**4,784**	**3,141**	**-**	**15,349**
Transfer	**-**	**-**	**(31)**	**-**	**(1)**	**-**	**(32)**
Disposal/Written off	**-**	**(122)**	**(188)**	**(1,725)**	**(147)**	**-**	**(2,182)**
At 30 September 2007	**-**	**67,385**	**79,699**	**38,710**	**18,883**	**-**	**204,677**
Carrying amounts							
At 1 October 2005, restated	148,049	9,564	9,525	7,524	3,853	23,128	201,643
At 30 September 2006, restated	147,808	24,066	33,886	9,342	25,735	1,149	241,986
At 30 September 2007	**147,641**	**22,763**	**33,228**	**10,182**	**23,682**	**3,871**	**241,367**
Property, plant and equipment are included at cost or valuation as follows:							
At 30 September 2006, restated							
Cost	75,525	89,247	108,706	44,993	41,625	1,149	361,245
Valuation	72,283	-	-	-	-	-	72,283
	147,808	89,247	108,706	44,993	41,625	1,149	433,528
At 30 September 2007							
Cost	**75,525**	**90,148**	**112,927**	**48,892**	**42,565**	**3,871**	**373,928**
Valuation	**72,116**	**-**	**-**	**-**	**-**	**-**	**72,116**
	147,641	**90,148**	**112,927**	**48,892**	**42,565**	**3,871**	**446,044**

The carrying amount of the assets of a subsidiary comprising vehicles and equipment held under finance leases amounted to RM Nil (2006: RM28,000).

There was no interest being capitalised as capital work-in-progress of the Group during the year (2006: RM1,628,000).

Certain freehold land of the Company were revalued by the Directors on 1 October 1980 based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979. The freehold land belonging to certain subsidiaries were revalued by the Directors based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June 1981. The freehold land belonging to an overseas subsidiary were revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September 1989. The building, equipment and fittings of a subsidiary have been valued by the Directors on 28 February 1966.

The Group has availed itself to the transitional provision when the MASB first issued FRS 116_{2004} *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these property, plant and equipment have been retained on the basis of these valuation as though they have never been revalued. The carrying amounts of revalued freehold land of the Group and of the Company, had these assets been carried at cost less accumulated depreciation were RM25,334,000 (2006: RM24,934,000) and RM19,809,000 (2006 : RM19,905,000) respectively.

Certain property, plant and equipment of the Group with a total carrying amount of RM112,738,000 (2006: RM43,414,000) are charged to banks as security for borrowings (Note 32).

The details of the properties held by the Group are shown on pages 130 to 135.

14. INVESTMENT PROPERTIES

	2007			2006		
	Freehold Land RM'000	**Building RM'000**	**Total RM'000**	Freehold Land RM'000 (Restated)	Building RM'000 (Restated)	Total RM'000 (Restated)
Group						
Cost						
At beginning of the year	**3,071**	**2,411**	**5,482**	9,141	6,563	15,704
Rebate	**(2)**	**-**	**(2)**	-	-	-
Disposal	**-**	**-**	**-**	(6,070)	(4,152)	(10,222)
At end of the year	**3,069**	**2,411**	**5,480**	3,071	2,411	5,482
Accumulated depreciation						
At beginning of the year	**-**	**241**	**241**	-	190	190
Charge for the year	**-**	**51**	**51**	-	51	51
At end of the year	**-**	**292**	**292**	-	241	241
Carrying amounts	**3,069**	**2,119**	**5,188**	3,071	2,170	5,241

In previous years, the above investment properties were included in property, plant and equipment. Following the adoption of FRS 140 *Investment Property*, these investment properties are now classified separately.

The investment property of a subsidiary is a residential property and is rented to a third party. The tenancy agreement is renewable annually.

The investment property of another subsidiary is a commercial property and is leased to a related party. The tenancy agreement is renewable every two years. During the year, the title of this property has been transferred to the subsidiary's name.

The Directors estimate the fair values of the investment properties which are located in prime areas to be approximately RM7,000,000 (2006: RM7,000,000) based on the past selling prices of properties in the same area as the Group's investment properties.

No independent valuations by professional valuers have been carried out to determine the fair values of these properties.

The details of the properties held by the Group are shown on page 134.

15. PREPAID LEASE PAYMENTS

	2007			2006		
	Long Term Leasehold Land RM'000	**Short Term Leasehold Land RM'000**	**Total RM'000**	Long Term Leasehold Land RM'000 (Restated)	Short Term Leasehold Land RM'000 (Restated)	Total RM'000 (Restated)
Group						
Cost						
At beginning of the year	**191,101**	**69,848**	**260,949**	189,330	39,703	229,033
Additions	**2,489**	**1,253**	**3,742**	1,771	927	2,698
Acquisitions through business combinations	**22,416**	**17,798**	**40,214**	-	27,996	27,996
Currency translation differences	**(8,172)**	**(4,915)**	**(13,087)**	-	1,222	1,222
At end of the year	**207,834**	**83,984**	**291,818**	191,101	69,848	260,949
Accumulated amortisation and impairment loss						
At beginning of the year	**36,870**	**9,440**	**46,310**	34,607	8,146	42,753
Amortisation charge	**2,280**	**1,816**	**4,096**	2,263	920	3,183
Impairment loss	**-**	**872**	**872**	-	-	-
Currency translation differences	**-**	**(2,269)**	**(2,269)**	-	374	374
At end of the year						
Accumulated amortisation	**39,150**	**8,987**	**48,137**	36,870	9,440	46,310
Accumulated impairment loss	**-**	**872**	**872**	-	-	-
	39,150	**9,859**	**49,009**	36,870	9,440	46,310
Carrying amounts	**168,684**	**74,125**	**242,809**	154,231	60,408	214,639
Company						
Cost						
At beginning and end of the year	**35,878**	**-**	**35,878**	35,878	-	35,878
Accumulated amortisation						
At beginning of the year	**10,292**	**-**	**10,292**	9,904	-	9,904
Amortisation charge	**388**	**-**	**388**	388	-	388
At end of the year	**10,680**	**-**	**10,680**	10,292	-	10,292
Carrying amounts	**25,198**	**-**	**25,198**	25,586	-	25,586

	Group	
	2007 RM'000	2006 RM'000
Impairment loss comprises:		
Under-performance of certain prepaid lease payments	**872**	-

In previous years, the above prepaid lease payments were included in property, plant and equipment. Following the adoption of FRS 117 *Leases*, these prepaid lease payments are now disclosed separately.

The title of the long term leasehold land with carrying amount of RM22,120,000 (2006: RM22,365,000) belonging to a subsidiary has yet to be transferred to that subsidiary's name pending finalisation of the sub-division of the master land.

Certain prepaid lease payments of the Group and of the Company were revalued by the Directors between 1978 and 1991, based on professional valuation on the open market basis and upon approval by the relevant government authorities.

As allowed by the transitional provisions of FRS 117, where the leasehold land had been previously revalued, the Group and the Company has retained the unamortised revalued amount as the surrogate carrying amounts of prepaid lease payments.

Certain prepaid lease payments of the Group with carrying amount of RM7,889,000 (2006: RM Nil) are charged to bank as security for borrowings (Note 32).

The details of the prepaid lease payments of the Group are shown on pages 130 to 135.

16. BIOLOGICAL ASSETS

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Plantation development expenditure (included under non-current assets)		(Restated)		(Restated)
Cost/Valuation				
At beginning of the year	**1,182,007**	1,114,465	**434,839**	435,552
Additions	**44,046**	41,859	**-**	-
Acquisitions through business combinations	**32,122**	3,041	**-**	-
Disposals	**(593)**	(713)	**(593)**	(713)
Currency translation differences	**(12,988)**	23,355	**-**	-
At end of the year	**1,244,594**	1,182,007	**434,246**	434,839
Accumulated amortisation				
At beginning of the year	**45,450**	32,632	**-**	-
Amortisation charge	**12,989**	9,713	**-**	-
Currency translation differences	**(3,357)**	3,105	**-**	-
At end of the year	**55,082**	45,450	**-**	-
Carrying amounts	**1,189,512**	1,136,557	**434,246**	434,839
Biological assets are included at cost or valuation as follows:				
Cost	**996,745**	933,664	**237,767**	237,866
Valuation	**247,849**	248,343	**196,479**	196,973
	1,244,594	1,182,007	**434,246**	434,839

In previous years, the above biological assets were included in property, plant and equipment. Following the adoption of FRS 101 *Presentation of Financial Statements*, these biological assets are now classified separately.

The biological assets stated at valuation previously included in property, plant and equipment were revalued by the Directors based on independent professional valuations carried out between 1979 and 1991 on the open market value basis. These valuations were for special purposes. It has never been the Group's policy to carry out regular revaluations of its property, plant and equipment. The Group has availed itself to the transitional provisions when MASB first issued FRS 116_{2004} *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these revalued biological assets have been retained on the basis of these revaluation as though they have never been revalued. The carrying amounts of revalued biological assets of the Group and of the Company, had these assets been carried at cost less accumulated amortisation were RM113,111,000 (2006: RM113,358,000) and RM76,098,000 (2006 : RM76,344,000) respectively.

	Group	
	2007	2006
	RM'000	RM'000
Biological assets (included under current assets)		(Restated)
At cost		
Growing crops	**-**	1,380
At net realisable value		
Growing crops	**1,414**	-
Livestock	**1,813**	2,034
	3,227	3,414

In previous years, the above biological assets were included in inventories. Following the adoption of FRS 101 *Presentation of Financial Statements*, these biological assets are now classified separately.

17. LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2007	2006
	RM'000	RM'000
Freehold land at cost		
At beginning of the year	**187,138**	187,574
Disposals	**-**	(436)
At end of the year	**187,138**	187,138
Development expenditure at cost		
At beginning of the year	**7,167**	7,265
Additions	**430**	269
Disposals	**-**	(367)
At end of the year	**7,597**	7,167
Total	**194,735**	194,305

18. GOODWILL ON CONSOLIDATION

	Group	
	2007	2006
	RM'000	RM'000
Cost		
At beginning of the year	**101,061**	60,369
Reserve on consolidation derecognised arising from adoption of FRS 3	**58,507**	-
Arising from acquisitions through business combinations	**102,545**	41,262
Arising from reduction in tax rate	**(42)**	-
Goodwill written off	**-**	(570)
Currency translation differences	**2,627**	-
At end of the year	**264,698**	101,061

Impairment testing

Goodwill is allocated to the Group's cash-generating unit ("CGU") identified according to the individual company.

Goodwill is tested for impairment on an annual basis by comparing the carrying amount with the recoverable amount of the CGU. The recoverable amount of a CGU is determined based on value-in-use calculations using cash flow projections from the financial budgets and forecasts approved by management covering a five year period.

Key assumptions used in the value-in-use calculations are:

(i) the pre-tax discount rate used is 4.0%;

(ii) the growth rate used for the plantation companies is determined based on the management's estimate of commodity prices, palm yields, oil extraction rates as well as cost of productions whilst growth rates of companies in other segments are determined based on the industry trends and past performances of the respective companies; and

(iii) profit margins are projected based on historical profit margin achieved.

In assessing the value-in-use, the management is of the view that no foreseeable changes in any of the above key assumptions would cause the carrying amounts of the respective CGUs to materially exceed their recoverable amounts.

19. INTANGIBLE ASSETS

	Group	
	2007	2006
	RM'000	RM'000
Cost		
At beginning of the year	**32,659**	25,228
Addition	**77**	304
Acquisitions through business combinations	**23,604**	6,081
Write off	**(98)**	-
Currency translation differences	**810**	1,046
At end of the year	**57,052**	32,659
Accumulated amortisation		
At beginning of the year	**9,344**	7,567
Current amortisation	**2,889**	1,433
Write off	**(98)**	-
Currency translation differences	**128**	344
At end of the year	**12,263**	9,344
Carrying amount	**44,789**	23,315
The amortisation is allocated as follows:		
Distribution costs	**82**	82
Administration expenses	**2,807**	1,351
	2,889	1,433

Impairment testing

Impairment testing on intangible assets is similar to that of goodwill as disclosed in Note 18.

20. INVESTMENT IN SUBSIDIARIES

	Company	
	2007	2006
	RM'000	RM'000
Unquoted shares at cost	**1,572,585**	1,134,819

Details of the subsidiaries are shown in Note 40.

Amounts owing by subsidiaries are non-trade, unsecured with no fixed terms of repayment. The total amount of RM151,159,000 (2006: RM74,661,000) owing by subsidiaries is subject to interest charge ranging from 3.6% to 10.0% (2006: 2.8% to 10.0%) per annum.

	Company	
	2007	2006
	RM'000	RM'000
Amounts owing by subsidiaries denominated in currencies other than the functional currency are as follows:		
United States Dollar	**278,033**	307,715
Pound Sterling	**13,125**	12,674
Australian Dollar	**6,053**	5,510

Amounts owing to subsidiaries are non-trade, unsecured with no fixed terms of repayment and non-interest bearing.

21. INVESTMENT IN ASSOCIATES

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Shares at cost				
In overseas quoted corporation	**37,466**	39,725	**-**	-
In unquoted corporations	**69,508**	69,138	**19,797**	18,536
	106,974	108,863	**19,797**	18,536
Post-acquisition reserves	**69,654**	52,151	**-**	-
	176,628	161,014	**19,797**	18,536
Impairment in value of investment				
At beginning of the year	**(19,673)**	(19,673)	**-**	-
Write back	**15,500**	-	**-**	-
At end of the year	**(4,173)**	(19,673)	**-**	-
	172,455	141,341	**19,797**	18,536
Market value of shares				
In overseas quoted corporation	**28,127**	6,837	**-**	-

	Group	
	2007	2006
	RM'000	RM'000
Interest in associates represented by:		
Share of net assets other than goodwill	**165,623**	134,509
Goodwill on acquisition	**6,832**	6,832
	172,455	141,341
Summary of financial information of associates:		
Total assets	**749,860**	607,708
Total liabilities	**294,718**	175,117
Revenue	**811,852**	382,457
Profit for the year	**73,610**	37,580

Details of the associates are shown in Note 40.

22. OTHER INVESTMENTS

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Shares at cost				
In Malaysia quoted corporations	**119,122**	126,590	**-**	-
In overseas quoted corporations	**318,879**	321,853	**78,437**	78,437
In unquoted corporations	**7,148**	7,162	**7,079**	7,079
	445,149	455,605	**85,516**	85,516
Allowance for diminution in value				
At beginning of the year	**(6,427)**	(6,427)	**(6,427)**	(6,427)
Allowance during the year	**(15)**	-	**-**	-
Currency translation differences	**(2)**	-	**-**	-
At end of the year	**(6,444)**	(6,427)	**(6,427)**	(6,427)
	438,705	449,178	**79,089**	79,089
Market value of shares				
In quoted corporations	**634,490**	561,867	**403,990**	385,148

23. DEFERRED TAXATION

Recognised deferred tax assets and liabilities are attributable to the following:

	Liabilities		Assets		Net	
	2007	2006	**2007**	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Group						
Property, plant and equipment						
Capital allowances	**201,823**	171,545	**(22,688)**	(6,793)	**179,135**	164,752
Revaluation	**17,871**	24,293	**-**	-	**17,871**	24,293
Unutilised tax losses	**-**	-	**(7,425)**	(4,557)	**(7,425)**	(4,557)
Other items	**1,731**	2,091	**(7,728)**	(6,900)	**(5,997)**	(4,809)
Tax liabilities/(assets)	**221,425**	197,929	**(37,841)**	(18,250)	**183,584**	179,679
Set off of tax	**(26,207)**	(11,018)	**26,207**	11,018	**-**	-
Net tax liabilities/(assets)	**195,218**	186,911	**(11,634)**	(7,232)	**183,584**	179,679
Company						
Property, plant and equipment						
Capital allowances	**6,946**	6,618	**-**	-	**6,946**	6,618
Revaluation	**1,400**	3,600	**-**	-	**1,400**	3,600
Other items	**-**	-	**(6,486)**	(4,898)	**(6,486)**	(4,898)
Tax liabilities/(assets)	**8,346**	10,218	**(6,486)**	(4,898)	**1,860**	5,320
Set off of tax	**(6,486)**	(4,898)	**6,486**	4,898	**-**	-
Net tax liabilities	**1,860**	5,320	**-**	-	**1,860**	5,320

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The components and movements in deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

	Property, Plant and Equipment		Other Taxable	Unutilised	Unabsorbed	Other Deductible	
	Capital Allowances	Revaluation	Temporary Differences	Tax Losses	Capital Allowances	Temporary Differences	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Group							
At 1 October 2005	153,834	21,550	1,941	(14,479)	(6,324)	(5,744)	150,778
Acquisitions through business combinations	13,549	-	-	-	-	-	13,549
Recognised in income statement	3,792	2,743	218	10,119	(292)	(1,095)	15,485
Currency translation differences	370	-	(68)	(197)	(177)	(61)	(133)
At 30 September 2006	**171,545**	**24,293**	**2,091**	**(4,557)**	**(6,793)**	**(6,900)**	**179,679**
Acquisitions through business combinations	**30,012**	**-**	**-**	**(1,660)**	**-**	**-**	**28,352**
Recognised in income statement	**5,977**	**(1,778)**	**(500)**	**(1,282)**	**(18,343)**	**(1,586)**	**(17,512)**
Reduction in tax rate	**(6,386)**	**322**	**(7)**	**90**	**96**	**756**	**(5,129)**
Recognised in equity	**-**	**(2,200)**	**-**	**-**	**-**	**-**	**(2,200)**
Adjustment to Goodwill	**-**	**(42)**	**-**	**-**	**-**	**-**	**(42)**
Currency translation differences	**675**	**(2,724)**	**147**	**(16)**	**2,352**	**2**	**436**
At 30 September 2007	**201,823**	**17,871**	**1,731**	**(7,425)**	**(22,688)**	**(7,728)**	**183,584**

	Property, Plant and Equipment		Other Deductible	
	Capital Allowances RM'000	Revaluation RM'000	Temporary Differences RM'000	Total RM'000
Company				
At 1 October 2005	4,151	3,600	(4,151)	3,600
Recognised in income statement	2,467	-	(747)	1,720
At 30 September 2006	**6,618**	**3,600**	**(4,898)**	**5,320**
Recognised in income statement	**564**	**-**	**(1,764)**	**(1,200)**
Reduction in tax rate	**(236)**	**-**	**176**	**(60)**
Recognised in equity	**-**	**(2,200)**	**-**	**(2,200)**
At 30 September 2007	**6,946**	**1,400**	**(6,486)**	**1,860**

In recognising the deferred tax assets attributable to unutilised tax loss carry-forward and unabsorbed capital allowance carry-forward, Directors made an assumption that there will not be any substantial change (more than 50%) in the shareholders before these assets are utilised. If there is substantial change in the shareholders, the unutilised tax loss carry-forward and unabsorbed capital allowance carry-forward amounting to approximately RM20,210,000 and RM84,030,000 respectively will not be available to the Group, resulting in an increase in net deferred tax liabilities of RM28,145,000.

	Group	
	2007 RM'000	2006 RM'000
No deferred tax assets have been recognised for the following items:		
Unabsorbed capital allowances	**116,716**	35,544
Deductible temporary differences	**3,222**	2,378
Unutilised tax losses	**139,465**	125,507
	259,403	163,429

The above unabsorbed capital allowances, deductible temporary differences and unutilised tax losses (up to RM100,739,000 (2006: RM80,376,000)) do not expire under current tax legislation.

	Group	
	2007 RM'000	2006 RM'000
Unutilised tax losses of RM38,726,000 (2006: RM45,131,000) will expire as follows:		
Year of expiry		
2009	**6,997**	11,847
2010	**9,726**	13,163
2011	**21,442**	20,121
2012	**561**	-
	38,726	45,131

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The Group has tax losses carried forward of RM166,965,000 (2006: RM141,782,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above.

24. INVENTORIES

	Group 2007 RM'000	Group 2006 RM'000 (Restated)	Company 2007 RM'000	Company 2006 RM'000
At cost				
Inventories of produce	**465,224**	375,477	**19,598**	27,375
Developed property held for sale	**109**	-	**-**	-
Stores and materials	**474,876**	293,865	**7,212**	5,888
	940,209	669,342	**26,810**	33,263
At net realisable value				
Inventories of produce	**36,812**	50,740	**-**	-
Stores and materials	**5,634**	1,238	**-**	-
	982,655	721,320	**26,810**	33,263

25. TRADE RECEIVABLES

	Group 2007 RM'000	Group 2006 RM'000	Company 2007 RM'000	Company 2006 RM'000
Trade receivables	**538,115**	301,407	**43,231**	30,453
Accrued billings	**2,200**	-	**-**	-
	540,315	301,407	**43,231**	30,453
Trade receivables denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**43,854**	32,578	**-**	-
United States Dollar	**206,766**	123,078	**3,236**	4,472
Australian Dollar	**4,192**	3,024	**-**	-
Hong Kong Dollar	**6,899**	-	**-**	-
Chinese Renminbi	**28,427**	12,011	**-**	-
Indonesian Rupiah	**680**	2,109	**-**	-
Philippines Peso	**349**	228	**-**	-
Singapore Dollar	**340**	1,380	**-**	-
Euro	**40,143**	42,517	**-**	-
Swiss Franc	**96,947**	-	**-**	-
Canadian Dollar	**4,639**	3,868	**-**	-
Japanese Yen	**2,056**	-	**-**	-
New Zealand Dollar	**687**	-	**-**	-

The Group's normal trade credit term ranges from 5 to 90 (2006: 5 to 90) days. Other credit terms are assessed and approved on a case-by-case basis.

26. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group 2007 RM'000	Group 2006 RM'000 (Restated)	Company 2007 RM'000	Company 2006 RM'000 (Restated)
Other receivables	**238,664**	242,160	**49,030**	22,111
Prepayments	**55,714**	55,906	**971**	1,107
Refundable deposits	**2,349**	3,419	**28**	28
	296,727	301,485	**50,029**	23,246

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Other receivables, deposits and prepayments denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**25,692**	31,111	**6,903**	6,660
United States Dollar	**7,651**	57,437	**819**	380
Australian Dollar	**8,181**	8,300	**6,370**	4,865
Hong Kong Dollar	**3,153**	4,815	**-**	-
Chinese Renminbi	**14,114**	11,978	**-**	-
Indonesian Rupiah	**57,096**	47,507	**-**	-
Philippines Peso	**405**	601	**-**	-
Singapore Dollar	**2,174**	2,191	**-**	-
Euro	**5,375**	1,780	**-**	-
Swiss Franc	**4,228**	48	**-**	-
Canadian Dollar	**202**	221	**-**	-

Included in the Group's other receivables is an amount of RM99,750,000 (2006: RM99,750,000) which was paid by Ablington Holdings Sdn Bhd, a wholly-owned subsidiary, for the acquisition of 35,000,000 ordinary shares of RM1 each in Ladang Perbadanan-Fima Berhad as further disclosed under Note 43. The acquisition has not been completed to-date due to an injunction against the Company and the subsidiary. The sum of RM99,750,000 is currently placed in an interest bearing account with a financial institution.

27. PROPERTY DEVELOPMENT COSTS

	Group	
	2007	2006
	RM'000	RM'000
Property development costs comprise the following:		
Land costs	**11,331**	11,331
Development costs	**111,835**	74,805
	123,166	86,136
Add: Costs incurred during the year		
Development costs	**34,486**	37,030
	157,652	123,166
Less: Costs recognised as an expense in income statement		
Previous year	**(97,206)**	(60,076)
Current year	**(48,368)**	(37,130)
Transfer to inventories	**(109)**	-
	11,969	25,960

28. CASH AND CASH EQUIVALENTS

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Deposits with licensed banks	**240,335**	297,475	**65,750**	153,150
Fixed income trust funds	**65,735**	39,063	**37,330**	-
Cash and bank balances	**189,564**	123,933	**4,018**	2,025
	495,634	460,471	**107,098**	155,175

Included in the Group's cash and bank balances is RM49,672,000 (2006: RM42,072,000), the utilisation of which is subject to the Housing Development (Housing Development Account) (Amendment) Regulations, 2002.

The effective interest rates of deposits and fixed income trust funds at the balance sheet dates were as follows:

	Group		Company	
	2007	2006	**2007**	2006
Deposits with licensed banks	**2.25% to 9.15%**	1.50% to 15.00%	**2.70% to 3.25%**	1.50% to 3.60%
Fixed income trust funds	**3.33% to 3.37%**	3.19%	**3.33%**	-

The maturities and repricing of deposits and fixed income trust funds as at the end of the financial year were as follows:

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Within one year				
Deposits with licensed banks	**240,335**	297,475	**65,750**	153,150
Fixed income trust funds	**65,735**	39,063	**37,330**	-
	306,070	336,538	**103,080**	153,150

29. SHARE CAPITAL

	Group and Company			
	2007 Number of Shares	**2007 RM'000**	2006 Number of Shares	2006 RM'000
Shares of RM1 each				
Authorised				
At 1 October	**1,000,000,000**	**1,000,000**	1,000,000,000	1,000,000
Creation of new shares of RM1 each	**4,000,000,000**	**4,000,000**	-	-
At 30 September	**5,000,000,000**	**5,000,000**	1,000,000,000	1,000,000
Issued and fully paid				
At 1 October	**712,516,128**	**712,516**	712,516,128	712,516
Bonus issue	**354,988,564**	**354,989**	-	-
At 30 September	**1,067,504,692**	**1,067,505**	712,516,128	712,516

During the year, the authorised share capital had been increased from RM1,000,000,000 comprising 1,000,000,000 of the Company's shares of RM1 each to RM5,000,000,000 comprising 5,000,000,000 of the Company's shares of RM1 each.

The Company had on 8 March 2007, issued additional 354,988,564 new shares of RM1 each pursuant to the Bonus Issue on the basis of 1 Bonus Share for every 2 existing shares of RM1 each held. The Bonus Issue was effected by way of capitalising RM354,988,564 from the Company's distributable capital reserves. These Bonus Issue shares were quoted on Bursa Malaysia Securities Berhad on 14 March 2007. The newly issued share capital rank pari passu in all respects with the existing shares of the Company.

Of the total 1,067,504,692 issued and fully paid shares, 2,539,000 (2006: 2,539,000) are held as treasury shares by the Company. As at 30 September 2007, the number of outstanding shares in issue and fully paid is 1,064,965,692 (2006: 709,977,128).

The shareholders of the Company renewed the authority granted to the Directors to repurchase its own shares at the Annual General Meeting held on 14 February 2007. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

30. RESERVES

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Non-distributable				
Capital reserve	**66,631**	66,631	**-**	-
Revaluation reserve	**49,655**	47,772	**36,161**	34,277
Exchange fluctuation reserve	**141,309**	185,116	**-**	-
Capital redemption reserve	**29,714**	26,517	**285**	285
Retained earnings – cost of treasury shares	**13,447**	13,447	**13,447**	13,447
	300,756	339,483	**49,893**	48,009
Distributable				
Capital reserve	**809,513**	1,165,161	**1,087,296**	1,442,285
Retained earnings	**2,754,726**	2,291,176	**1,430,868**	1,073,689
	3,564,239	3,456,337	**2,518,164**	2,515,974
	3,864,995	3,795,820	**2,568,057**	2,563,983

Included under the non-distributable reserves is an amount of RM13,447,000 (2006: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associates' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

31. PROVISION FOR RETIREMENT BENEFITS

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Present value of funded obligation	**73,009**	76,405	**-**	-
Fair value of plan assets	**(61,337)**	(52,608)	**-**	-
	11,672	23,797	**-**	-
Unfunded obligations	**21,279**	17,012	**11,107**	10,421
Present value of net obligations	**32,951**	40,809	**11,107**	10,421

Liability for funded defined benefit obligation

A foreign subsidiary of the Group in England makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. Under the scheme, eligible employees are entitled to retirement benefits of $1/60^{th}$ of final pensionable salary for each completed year of service, subject to a maximum of $40/60^{ths}$ upon the retirement age of 65. The plan vests over a period of approximately 15 years.

The funded defined benefit obligation is determined by a qualified actuary on the basis of triennial valuation, using the projected unit credit method. The last actuarial valuation was on 6 April 2005 and was subsequently updated as at 30 September 2007.

	Group	
	2007	2006
	RM'000	RM'000
Fair values of the funded plan assets in the scheme are:		
Equities	**52,275**	44,325
Bonds	**5,190**	2,570
Property	**-**	2,570
Cash	**3,872**	3,143
	61,337	52,608

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Movements in the net liability recognised in the balance sheets:				
Net liability at 1 October	**40,809**	41,878	**10,421**	9,691
Benefits paid	**(2,212)**	(3,966)	**(1,866)**	(3,726)
(Income)/Expense recognised in the income statements	**(5,550)**	1,839	**2,552**	4,456
Currency translation differences	**(96)**	1,058	**-**	-
Net liability at 30 September	**32,951**	40,809	**11,107**	10,421

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
(Income)/Expense recognised in the income statements:				
Current (income)/service cost	**(5,550)**	1,839	**2,552**	4,456

	Group		Company	
	2007	2006	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
The (income)/expense is recognised in the following line items in the income statements:				
Cost of sales	**1,885**	2,065	**1,315**	1,275
Administration expenses	**4,826**	3,170	**1,237**	3,181
Other operating expenses	**(12,261)**	(3,396)	**-**	-
	(5,550)	1,839	**2,552**	4,456

	Group	
	2007	2006
	RM'000	RM'000
Actual return on funded plan assets	**14,367**	7,147

Liability for funded defined benefit obligation

	Group	
	2007	2006
	%	%
Principal actuarial assumptions used at the balance sheet date (expressed as weighted averages):		
Discount rates	**5.8**	5.0
Expected return on plan assets		
- pre-retirement	**6.5**	6.5
- post-retirement	**5.5**	5.5
Future salary increases	**4.5**	4.5
Increases to pensions in payment	**3.0**	3.0

32. BORROWINGS

	Group 2007 RM'000	Group 2006 RM'000	Company 2007 RM'000	Company 2006 RM'000
Current				
Secured				
Bank overdrafts	**1,465**	3,778	**-**	-
Trade financing	**822**	-	**-**	-
Term loans	**8,976**	16,005	**-**	-
Revolving credit	**22,434**	-	**-**	-
	33,697	19,783	**-**	-
Unsecured				
Bank overdrafts	**21,846**	15,991	**-**	-
Term loans	**228,218**	188,327	**-**	-
Export credit refinancing	**3,847**	37,680	**-**	-
Bankers' acceptance	**180,921**	-	**-**	-
Revolving credit	**25,390**	16,609	**-**	-
	460,222	258,607	**-**	-
	493,919	278,390	**-**	-
Non-Current				
Term loans				
Secured	**195**	3,730	**-**	-
Unsecured	**266,698**	94,848	**170,335**	-
Islamic medium term notes (unsecured)	**300,000**	-	**300,000**	-
	566,893	98,578	**470,335**	-

(a) The Company has issued RM300 million 5 years Sukuk Ijarah Islamic Medium Term Notes under the RM500 million Sukuk Ijarah Islamic Commercial Paper ("ICP") and Medium Term Notes ("IMTN") Programme ("Programme") at par with a profit rate of 4.0% per annum.

Salient features of the Programme are as follows:

- Total outstanding nominal value of the ICP and IMTN (collectively known as "Notes") shall not exceed RM500 million.
- The tenure of the Programme is up to 5 years from date of the first issuance of any Notes under the Programme.
- The ICP will be issued at a discount to the nominal value and has a maturity of 1, 2, 3, 6, 9 or 12 months. There will not be profit payable on the ICP issued under the Programme in view that they are issued at a discount.
- The IMTN may be issued at a discount and/or at par to the nominal value and has a maturity of more than 1 year and up to 5 years and on condition that the maturity dates of the IMTN do not exceed the tenure of the Programme. The IMTN may be non-profit bearing or bear profit at a rate determined at the point of issuance. The profit is payable semi-annually in arrears from the date of issue of the IMTN with the last profit payment to be made on the maturity dates.

(b) Certain borrowings of the Group are secured on fixed and floating charges on the following assets:

	Group 2007 RM'000	Group 2006 RM'000
Property, plant and equipment	**112,738**	43,414
Prepaid lease payments	**7,889**	-
	120,627	43,414

(c) Certain unsecured term loans and bank overdrafts are supported by corporate guarantees of RM318.6 million (2006: RM272.4 million) issued by the Company. The bank overdraft facilities are renewable annually.

(d) The interest rates applicable to borrowings for the year were as follows:

	Group		Company	
	2007	2006	**2007**	2006
Bank overdrafts	**5.18% to 9.50%**	2.00% to 9.50%	**-**	-
Term loans	**5.18% to 7.72%**	2.00% to 6.34%	**5.66% to 5.99%**	-
Trade financing	**5.00%**	-	**-**	-
Export credit refinancing	**3.70% to 3.95%**	2.75% to 3.75%	**3.70%**	-
Bankers' acceptance	**3.70% to 3.85%**	-	**-**	-
Revolving credit	**3.54% to 5.62%**	5.33% to 6.19%	**-**	-
Islamic medium term notes	**4.00%**	-	**4.00%**	-

Out of the total borrowings of RM1,060,812,000 (2006: RM376,968,000), an amount of RM394,840,000 (2006: RM188,851,000) consists of floating rate loans which interest rates reprice within a year.

(e) Analysis of repayments of borrowings

Group	**Year of maturity**	**Carrying amount RM'000**	**Less than 1 year RM'000**	**1 – 2 years RM'000**	**2 – 3 years RM'000**	**3 – 4 years RM'000**	**4 – 5 years RM'000**	**More than 5 years RM'000**
2007								
Secured								
Bank overdrafts								
Denominated in HKD	**2008**	**1,465**	**1,465**	**-**	**-**	**-**	**-**	**-**
Trade financing								
Denominated in Euro	**2008**	**822**	**822**	**-**	**-**	**-**	**-**	**-**
Term loans								
Denominated in CAD	**2008**	**79**	**79**	**-**	**-**	**-**	**-**	**-**
Denominated in GBP	**2008 – 2009**	**976**	**781**	**195**	**-**	**-**	**-**	**-**
Denominated in HKD	**2008**	**2,209**	**2,209**	**-**	**-**	**-**	**-**	**-**
Denominated in Rmb	**2008**	**5,907**	**5,907**	**-**	**-**	**-**	**-**	**-**
Revolving credit								
Denominated in CHF	**2008**	**17,570**	**17,570**	**-**	**-**	**-**	**-**	**-**
Denominated in Euro	**2008**	**4,864**	**4,864**	**-**	**-**	**-**	**-**	**-**
Unsecured								
Bank overdrafts								
Denominated in USD	**2008**	**9,843**	**9,843**	**-**	**-**	**-**	**-**	**-**
Denominated in GBP	**2008**	**8,249**	**8,249**	**-**	**-**	**-**	**-**	**-**
Denominated in HKD	**2008**	**3,754**	**3,754**	**-**	**-**	**-**	**-**	**-**
Term loans								
Denominated in USD	**2008 – 2013**	**385,223**	**118,525**	**29,812**	**195,351**	**22,798**	**16,962**	**1,775**
Denominated in GBP	**2008**	**56,727**	**56,727**	**-**	**-**	**-**	**-**	**-**
Denominated in AUD	**2008**	**5,297**	**5,297**	**-**	**-**	**-**	**-**	**-**
Denominated in HKD	**2008**	**4,501**	**4,501**	**-**	**-**	**-**	**-**	**-**
Denominated in Rmb	**2008**	**43,168**	**43,168**	**-**	**-**	**-**	**-**	**-**
Export credit refinancing								
Denominated in RM	**2008**	**3,847**	**3,847**	**-**	**-**	**-**	**-**	**-**
Bankers' acceptance								
Denominated in USD	**2008**	**4,413**	**4,413**	**-**	**-**	**-**	**-**	**-**
Denominated in RM	**2008**	**176,508**	**176,508**	**-**	**-**	**-**	**-**	**-**
Revolving credit								
Denominated in USD	**2008**	**15,390**	**15,390**	**-**	**-**	**-**	**-**	**-**
Denominated in RM	**2008**	**10,000**	**10,000**	**-**	**-**	**-**	**-**	**-**
Islamic medium term notes								
Denominated in RM	**2012**	**300,000**	**-**	**-**	**-**	**-**	**300,000**	**-**
		1,060,812	**493,919**	**30,007**	**195,351**	**22,798**	**316,962**	**1,775**

Group	Year of maturity	Carrying amount RM'000	Less than 1 year RM'000	1 – 2 years RM'000	2 – 3 years RM'000	3 – 4 years RM'000	4 – 5 years RM'000	More than 5 years RM'000
2006								
Secured								
Bank overdrafts								
Denominated in CAD	2007	2,348	2,348	-	-	-	-	-
Denominated in HKD	2007	1,430	1,430	-	-	-	-	-
Term loans								
Denominated in CAD	2007	970	970	-	-	-	-	-
Denominated in GBP	2007 – 2009	7,958	4,228	3,537	193	-	-	-
Denominated in HKD	2007	4,735	4,735	-	-	-	-	-
Denominated in Rmb	2007	6,072	6,072	-	-	-	-	-
Unsecured								
Bank overdrafts								
Denominated in USD	2007	10,383	10,383	-	-	-	-	-
Denominated in GBP	2007	2,592	2,592	-	-	-	-	-
Denominated in HKD	2007	3,016	3,016	-	-	-	-	-
Term loans								
Denominated in USD	2007 – 2012	179,946	85,098	24,899	21,740	17,732	18,619	11,858
Denominated in GBP	2007	56,235	56,235	-	-	-	-	-
Denominated in AUD	2007	5,236	5,236	-	-	-	-	-
Denominated in HKD	2007	3,689	3,689	-	-	-	-	-
Denominated in Rmb	2007	38,069	38,069	-	-	-	-	-
Export credit refinancing								
Denominated in RM	2007	37,680	37,680	-	-	-	-	-
Revolving credit								
Denominated in USD	2007	16,609	16,609	-	-	-	-	-
		376,968	278,390	28,436	21,933	17,732	18,619	11,858

Company								
2007								
Unsecured								
Term loans								
Denominated in USD	**2010**	**170,335**	**-**	**-**	**170,335**	**-**	**-**	**-**
Islamic medium term notes								
Denominated in RM	**2012**	**300,000**	**-**	**-**	**-**	**-**	**300,000**	**-**
		470,335	**-**	**-**	**170,335**	**-**	**300,000**	**-**

33. OBLIGATIONS UNDER FINANCE LEASES – GROUP

The maturity of obligations under finance leases was as follows:

	2007 Payments RM'000	Interest RM'000	Principal RM'000	2006 Payments RM'000	Interest RM'000	Principal RM'000
Within 1 year	**-**	**-**	**-**	35	7	28
Between 1 and 2 years	**-**	**-**	**-**	28	-	28
	-	**-**	**-**	63	7	56

The interest rates applicable to finance leases for the previous year ranging from 6.92% to 7.50% per annum.

34. TRADE PAYABLES

	Group 2007 RM'000	Group 2006 RM'000	Company 2007 RM'000	Company 2006 RM'000
Trade payables	**254,283**	158,488	**9,289**	7,201
Progress billings	**-**	7,397	**-**	-
	254,283	165,885	**9,289**	7,201
Trade payables denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**12,780**	20,678	**-**	-
United States Dollar	**33,628**	18,265	**-**	-
Australian Dollar	**1,800**	1,927	**-**	-
Chinese Renminbi	**16,000**	5,364	**-**	-
Indonesian Rupiah	**16,771**	11,929	**-**	-
Singapore Dollar	**4,511**	1,668	**-**	-
Euro	**2,533**	23,418	**-**	-
Swiss Franc	**48,311**	-	**-**	-
Canadian Dollar	**837**	1,071	**-**	-

The normal trade credit terms granted to the Group ranging from 7 to 90 (2006: 7 to 90) days.

35. OTHER PAYABLES

	Group 2007 RM'000	Group 2006 RM'000	Company 2007 RM'000	Company 2006 RM'000
Other payables	**153,423**	125,320	**38,606**	27,462
Accruals	**156,071**	108,397	**22,219**	13,360
	309,494	233,717	**60,825**	40,822
Other payables and accruals denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**22,798**	27,310	**-**	-
United States Dollar	**30,373**	29,469	**-**	-
Australian Dollar	**1,878**	1,514	**-**	-
Hong Kong Dollar	**328**	470	**-**	-
Chinese Renminbi	**21,095**	22,725	**-**	-
Indonesian Rupiah	**16,819**	18,315	**-**	-
Singapore Dollar	**1,823**	9,200	**-**	-
Euro	**12,896**	2,351	**-**	-
Swiss Franc	**17,362**	-	**-**	-
Canadian Dollar	**1,890**	1,665	**-**	-

36. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiaries. Significant inter-company transactions of the Company are as follows:

	Company 2007 RM'000	Company 2006 RM'000
Purchases from subsidiaries	**28,545**	24,501
Sales to subsidiaries	**156,040**	122,232
Interest received	**5,224**	3,444
Management fees paid	**3,861**	3,887
Rental paid	**780**	780

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group		Company	
	2007 RM'000	2006 RM'000	**2007 RM'000**	2006 RM'000
(i) Transactions with associates				
Sale of goods	**1,354**	2,464	**-**	-
Service charges paid	**1,608**	1,566	**569**	564
Research and development services paid	**4,603**	4,443	**4,603**	4,443
(ii) Transactions with companies in which certain Directors are common directors and/or have direct or deemed interest				
Sales of goods				
Siam Taiko Marketing Co Ltd	**3,280**	4,719	**-**	-
Taiko Marketing Sdn Bhd	**2,519**	5,683	**-**	-
Taiko International Trade (Shanghai) Co Ltd	**44,279**	12,795	**-**	-
Taiko Marketing (Singapore) Pte Ltd	**6,847**	-	**-**	-
Sales commission paid				
Taiko International Trade (Shanghai) Co Ltd	**6,733**	759	**-**	-
Storage tanks rental				
Taiko Marketing Sdn Bhd	**1,760**	-	**-**	-
Purchase of goods				
Bukit Katho Estate Sdn Bhd	**5,192**	3,250	**5,192**	3,250
Kampar Rubber & Tin Co Sdn Bhd	**11,266**	6,956	**11,084**	6,807
Malay Rubber Plantations (M) Sdn Bhd	**11,116**	9,169	**10,971**	9,038
Taiko Clay Marketing Sdn Bhd	**820**	1,016	**-**	-
Taiko Marketing Sdn Bhd	**12,508**	15,822	**2,464**	4,546
Wan Lim Plantations Sdn Bhd	**-**	382	**-**	316
Yayasan Perak-Wan Yuen Sdn Bhd	**1,556**	-	**1,556**	-

37. CAPITAL COMMITMENTS

	Group		Company	
	2007 RM'000	2006 RM'000	**2007 RM'000**	2006 RM'000
Capital expenditure				
Approved and contracted for	**153,559**	99,872	**5,583**	3,189
Approved but not contracted for	**224,004**	101,390	**156**	-
	377,563	201,262	**5,739**	3,189
Acquisitions of shares in subsidiaries				
Approved and contracted for	**17,999**	3,597	**11,790**	-

38. LEASE COMMITMENTS

	Group 2007 RM'000	2006 RM'000
Lease as a lessee		
Total future minimum lease payments under non-cancellable operating leases are as follows:		
Less than 1 year	**93,813**	94,510
Between 1 and 5 years	**257,034**	275,488
More than 5 years	**129,609**	139,195
	480,456	509,193

The majority of the overseas subsidiaries' leases of land and buildings are subject to rent review periods ranging between one and five years.

Lease as a lessor

The Group leases out its investment properties under operating leases.

	2007 RM'000	2006 RM'000
Total future minimum lease payments under non-cancellable leases are as follows:		
Less than 1 year	**163**	269
Between 1 and 5 years	**-**	122
	163	391

39. CONTINGENT LIABILITIES – UNSECURED

(a) The Company has an unsecured contingent liability of RM318.6 million (2006: RM272.4 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiaries at 30 September 2007.

(b) The Company has undertaken to provide financial support to certain subsidiaries to enable them to continue to operate as going concerns.

40. SUBSIDIARIES AND ASSOCIATES

(a) The names of subsidiaries and associates are detailed below:

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2007	2006	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Ltd †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn Bhd	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products
Jasachem Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Plantation Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Voray Holdings Ltd †	Hong Kong	Malaysia	**55**	55	Investment holding
Taiko Plantations Sdn Bhd †	Malaysia	Malaysia	**100**	100	Management of plantations
Rubber Fibreboards Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of fibre mat

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2007	2006	Principal Activities
SABAH					
Axe Why Zed Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn Bhd †	Malaysia	Malaysia	**63**	63	Plantation
Gocoa Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Sphere Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Pinji Horticulture Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Segar Usaha Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	In members' voluntary liquidation
Sunshine Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn Bhd	Malaysia	Malaysia	**100**	100	Trading in palm kernel
Leluasa Untung Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products and kernel crushing
KL-Kepong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Milling of palm products
Sabah Holdings Corporation Sdn Bhd †	Malaysia	Malaysia	**70**	70	Investment holding
Susuki Sdn Bhd †	Malaysia	Malaysia	**100**	100	Investment holding
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Hutan Hijau Mas †	Indonesia	Indonesia	**92**	-	Plantation
P.T. Jabontara Eka Karsa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Karya Makmur Abadi †	Indonesia	Indonesia	**90**	-	Plantation
P.T. Menteng Jaya Sawit Perdana †	Indonesia	Indonesia	**80**	-	Plantation
P.T. Mulia Agro Permai †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Parit Sembada †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. KLK Agriservindo †	Indonesia	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia	Indonesia	**95**	95	Dormant

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2007	2006	Principal Activities
PEOPLE'S REPUBLIC OF CHINA					
Hubei Zhong Chang Vegetable Oil Co Ltd †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co Ltd †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
REPUBLIC OF MAURITIUS					
KLK (Mauritius) International Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
Verdant Plantations Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
BRITISH VIRGIN ISLANDS					
Double Jump Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Tri-Force Element Inc ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
Uniqema (Malaysia) Sdn Bhd	Malaysia	Malaysia	**80**	-	Manufacturing of oleochemicals
KSP Manufacturing Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn Bhd	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
KL-Kepong Oleomas Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of fatty alcohol
Taiko Palm-Oleo (Zhangjiagang) Co Ltd †	People's Republic of China	People's Republic of China	**90**	90	Manufacturing of fatty acids, glycerine and soap noodles
KL-Kepong Nutrients Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of palm oil fatty acids products
KLK Oleo Europe GmbH †† (formerly known as F. Holm Chemie Handels GmbH)	Germany	Germany	**100**	100	Trading and distribution of oleochemicals
KL-Kepong Industrial Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KLK Premier Capital Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Capital Glogalaxy Sdn Bhd	Malaysia	Malaysia	**100**	-	Inactive
COCOA PRODUCTS					
KL-Kepong Cocoa Products Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of cocoa products
Selbourne Food Services Sdn Bhd	Malaysia	Malaysia	**100**	100	Marketing and distribution of chocolate products
Selbourne Suisse SARL ††	Switzerland	Switzerland	**100**	100	Brand licensing, marketing and sales of cocoa products

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2007	2006	Principal Activities
NON-IONIC SURFACTANTS AND ESTERS					
Dr. W. Kolb Holding AG †	Switzerland	Switzerland	**100**	-	Investment holding
Dr. W. Kolb AG †	Switzerland	Switzerland	**100**	-	Manufacturing of non-ionic surfactants and esters
Kolb Distribution AG †	Switzerland	Switzerland	**100**	-	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Netherlands BV †	Netherlands	Netherlands	**100**	-	Manufacturing of non-ionic surfactants and esters
Kolb Distribution BV †	Netherlands	Netherlands	**100**	-	Distribution of non-ionic surfactants and esters
Kolb Italia Srl †	Italy	Italy	**100**	-	Distribution of non-ionic surfactants and esters
Kolb France SARL †	France	France	**100**	-	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Deutschland GmbH †	Germany	Germany	**100**	-	Distribution of non-ionic surfactants and esters
Kolb Asia Pte Ltd †	Singapore	Singapore	**100**	-	Dormant
GLOVE PRODUCTS					
KL-Kepong Rubber Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Inactive
Masif Latex Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn Bhd †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
B.K.B. Europa SARL ††	France	France	**100**	100	Marketing of wood based products
SOAP					
KLK Overseas Investments Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Standard Soap Company Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Soap Company Ltd †	England	England	**100**	100	Dormant
NUTRACEUTICAL, COSMETOCEUTICAL & PHARMACEUTICAL PRODUCTS					
Davos Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Manufacturing of nutraceutical, cosmetoceutical and pharmaceutical products
Biogene Life Science Pte Ltd †	Singapore	Singapore	**51**	-	Investment holding
Centros Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Manufacturing of pharmaceutical and bio-pharmaceutical intermediates
Davos Life Science Marketing Pte Ltd †	Singapore	Singapore	**51**	51	Sales and marketing
Helix Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Research and experimental development on plant micronutrients

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2007	2006	Principal Activities
STORAGE & DISTRIBUTION					
Stolthaven (Westport) Sdn Bhd †	Malaysia	Malaysia	**51**	51	Storing and distribution of bulk liquid
RETAILING					
Crabtree & Evelyn Holdings Ltd †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Ltd †	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn Shop Ltd †	England	England	**100**	100	Manufacturing of jams
Crabtree & Evelyn Trading Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Ltd †	England	England	**100**	100	Investment holding
Quillspur Ltd †	England	England	**100**	100	Investment holding
Windham Toiletries Ltd †	England	England	**100**	100	Inactive
Crabtree & Evelyn London Ltd †	England	England	**100**	100	Dormant
Scarborough and Co Ltd †	England	England	**100**	100	Dormant
Crabtree & Evelyn Austria GmbH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmbH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Europe BV †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn London SA †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd †	United States of America	United States of America	**100**	100	Retailing and distribution of toiletries
Windham Manufacturing Ltd †	United States of America	United States of America	**100**	100	Manufacturing of toiletries
C&E Canada, Inc †	Canada	Canada	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty Ltd †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Ltd †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Ltd †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Crabtree & Evelyn Philippines, Inc †	Philippines	Philippines	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn (Singapore) Pte Ltd †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Crabtree Global Resourcing Sdn Bhd	Malaysia	Malaysia	**100**	100	General trading
Crabtree & Evelyn (Malaysia) Sdn Bhd	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Austerfield Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Betatechnic Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
Brecon Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Renting out of storage and office space
Colville Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn Bhd	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2007	2006	Principal Activities
PROPERTIES					
KL-Kepong Property Management Sdn Bhd	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn Bhd	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn Bhd	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Ltd †	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Ltd †	England	Malaysia	**100**	100	Investment holding
Kersten Holdings Ltd ††	British Virgin Islands	British Virgin Islands	**100**	-	Investment holding
OTHERS					
KLK Farms Pty Ltd #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Ltd †	Malaysia	Malaysia	**100**	100	Offshore captive insurance

† Companies not audited by KPMG
# Companies audited by overseas firms of KPMG International
†† These companies are not required to be audited in the country of incorporation. The results of these companies are consolidated based on the unaudited financial statements.

Associates	Country Of Incorporation	Group's Percentage Interest 2007	2006	Principal Activities
Applied Agricultural Resources Sdn Bhd	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co Ltd	People's Republic of China	**13.8**	13.8	Inactive
Esterol Sdn Bhd	Malaysia	**50.0**	50.0	Manufacturing of food esters
Kumpulan Sierramas (M) Sdn Bhd	Malaysia	**50.0**	50.0	Property development
Malaysia Pakistan Venture Sdn Bhd	Malaysia	**37.5**	37.5	Investment holding
MAPAK Edible Oils (Private) Ltd	Pakistan	**30.0**	30.0	Manufacturing and marketing of palm and other soft oils
Pearl River Tyre (Holdings) Ltd	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
P.T. Sekarbumi Alamlestari	Indonesia	**48.0**	48.0	Plantation
Tawau Bulking Installation Sdn Bhd	Malaysia	**49.0**	49.0	Bulking installation

(b) Acquisition of subsidiaries

Subsidiaries acquired during the year ended 30 September 2007 were as follows:

Subsidiaries Acquired	Purchase Consideration RM'000	Group's Percentage Interest	Effective Acquisition Date
Dr. W. Kolb Holding AG	377,141	100	28 February 2007
Capital Glogalaxy Sdn Bhd	-	100	10 April 2007
P.T. Hutan Hijau Mas	2,462	92	30 April 2007
P.T. Karya Makmur Abadi	8,304	90	30 June 2007
P.T. Menteng Jaya Sawit Perdana	4,089	80	30 June 2007
Kersten Holdings Ltd	-	100	10 July 2007
Uniqema (Malaysia) Sdn Bhd	87,922	80	30 September 2007

The purchase consideration amounted to RM459,668,000 was satisfied by cash and the balance of RM20,250,000 remained unpaid as at 30 September 2007. The acquisitions were accounted for using the acquisition method of accounting.

The above acquisitions had the following effects on the Group's assets and liabilities on acquisition dates:

	Pre-acquisition Carrying Amount RM'000	Fair Value Adjustments RM'000	Recognised Values on Acquisition RM'000
(i) Dr. W. Kolb Holding AG			
Property, plant and equipment	156,971	57,406	214,377
Intangible assets	269	23,335	23,604
Inventories	43,194	1,406	44,600
Trade and other receivables	98,816	2,855	101,671
Cash and cash equivalents	6,847	-	6,847
Trade and other payables	(72,191)	867	(71,324)
Taxation	(2,709)	-	(2,709)
Borrowings	(26,381)	-	(26,381)
Deferred tax liabilities	(14,204)	(1,885)	(16,089)
Net identifiable assets and liabilities	190,612	83,984	274,596
Goodwill on acquisition			102,545
Total purchase price satisfied by cash			377,141
Less: Cash and cash equivalents of a subsidiary acquired			(6,847)
Cash outflow on acquisition of a subsidiary			370,294
(ii) P.T. Hutan Hijau Mas, P.T. Karya Makmur Abadi and P.T. Menteng Jaya Sawit Perdana			
Property, plant and equipment	5,924	-	5,924
Prepaid lease payments	855	16,943	17,798
Biological assets	32,122	-	32,122
Inventories	4,006	-	4,006
Trade and other receivables	7,730	-	7,730
Cash and cash equivalents	1,235	-	1,235
Trade and other payables	(51,801)	-	(51,801)
Net identifiable assets and liabilities	71	16,943	17,014
Less: Minority interests			(2,159)
Total purchase price satisfied by cash			14,855
Less: Cash and cash equivalents of subsidiaries acquired			(1,235)
Cash outflow on acquisition of subsidiaries			13,620

	Pre-acquisition Carrying Amount RM'000	Fair Value Adjustments RM'000	Recognised Values on Acquisition RM'000
(iii) Uniqema (Malaysia) Sdn Bhd			
Property, plant and equipment	65,348	-	65,348
Prepaid lease payments	22,416	-	22,416
Inventories	23,809	-	23,809
Trade and other receivables	30,652	-	30,652
Tax recoverable	2,575	-	2,575
Cash and cash equivalents	5,692	-	5,692
Trade and other payables	(25,816)	-	(25,816)
Deferred tax liabilities	(12,263)	-	(12,263)
Net identifiable assets and liabilities	112,413	-	112,413
Reserve on consolidation			(24,491)
Total purchase price			87,922
Purchase price unpaid			(20,250)
Purchase price satisfied by cash			67,672
Less: Cash and cash equivalents of a subsidiary acquired			(5,692)
Cash outflow on acquisition of a subsidiary			61,980

In the post acquisition period to 30 September 2007, these subsidiaries contributed a net profit for the year of RM11,118,000 to the consolidated profit for the year as follows:

	Profit/(Loss) for the year RM'000
Dr. W. Kolb Holding AG	11,411
Capital Glogalaxy Sdn Bhd	(5)
P.T. Hutan Hijau Mas	(227)
P.T. Karya Makmur Abadi	(42)
P.T. Menteng Jaya Sawit Perdana	(15)
Kersten Holdings Ltd	(4)
Total	11,118

If the acquisition had occurred on 1 October 2006, the Group's revenue and profit for the year would have been RM5,592,215,000 and RM692,456,000 respectively.

41. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business segment. Inter-segment pricing is determined based on current market prices. The main business segments of the Group comprise the following:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacturing of oleochemicals, soap noodles, industrial amide, cocoa products, rubber gloves, parquet flooring products, nutraceutical, cosmetoceutical, pharmaceutical products, non-ionic surfactants and esters, and storing and distribution of bulk liquid
Retailing	Retailing and distribution of toiletries
Property development	Development of residential and commercial properties
Investment holding	Deposits, fixed income trust funds, investment in quoted and unquoted corporations and freehold investment property
Others	Cereal and sheep farming, management services and money lending

The accounting policies of the segments are consistent with the accounting policies of the Group.

(a) Business segment

	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
2007								
Revenue								
Sale to external customers	2,164,867	2,014,487	775,118	63,868	43,185	6,102	-	5,067,627
Inter-segment sales	154,787	41,569	3,939	-	10,343	24,236	(234,874)	-
Total revenue	2,319,654	2,056,056	779,057	63,868	53,528	30,338	(234,874)	5,067,627
Results								
Segment results	677,611	61,624	14,354	12,056	43,185	(912)	-	807,918
Unallocated corporate income								82,780
Operating profit								890,698
Finance costs	(6,346)	(22,097)	(5,873)	-	-	(1,823)	-	(36,139)
Share of results of associates	21,729	8,418	-	1,752	-	-	-	31,899
Profit before taxation								886,458
Tax expense								(172,009)
Profit for the year								714,449
Assets								
Segment assets	2,624,349	2,480,109	481,340	326,279	856,399	35,695	-	6,804,171
Associates	69,411	69,124	-	33,920	-	-	-	172,455
Unallocated assets								26,666
Total assets								7,003,292
Liabilities								
Segment liabilities	532,632	891,859	217,011	8,884	195	6,959	-	1,657,540
Unallocated liabilities								250,540
Total liabilities								1,908,080
Other information								
Capital expenditure	210,444	210,495	20,020	105	-	715	-	441,779
Depreciation of property, plant and equipment	59,617	62,117	22,062	185	14	863	-	144,858
Amortisation of prepaid lease payments	3,591	476	-	-	27	2	-	4,096
Amortisation of biological assets	12,989	-	-	-	-	-	-	12,989
Non-cash expenses								
Property, plant and equipment written off	24	68	-	-	-	-	-	92
Retirement benefits provision/(written back)	6,374	(12,261)	-	-	-	337	-	(5,550)
Amortisation of intangible assets	-	1,491	1,398	-	-	-	-	2,889
Impairment of property, plant and equipment	5,148	-	2,844	-	-	-	-	7,992
Impairment of prepaid lease payments	872	-	-	-	-	-	-	872
Write back of impairment in value of an associate (included under unallocated corporate income)	-	-	-	-	-	-	-	(15,500)

2006	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000 (Restated)
Revenue								
Sale to external customers	1,804,423	1,231,692	764,891	63,664	42,974	9,005	-	3,916,649
Inter-segment sales	57,285	16,318	4,071	-	361,616	25,983	(465,273)	-
Total revenue	1,861,708	1,248,010	768,962	63,664	404,590	34,988	(465,273)	3,916,649
Results								
Segment results	458,900	14,282	(12,047)	23,220	42,974	(141)	-	527,188
Unallocated corporate income								57,521
Operating profit								584,709
Finance costs	-	(7,299)	(6,693)	-	-	(223)	-	(14,215)
Share of results of associates	7,827	9,057	-	1,176	-	-	-	18,060
Profit before taxation								588,554
Tax expense								(148,568)
Profit for the year								439,986
Assets								
Segment assets	2,268,488	1,455,967	486,307	329,896	905,661	74,247	-	5,520,566
Associates	52,137	57,036	-	32,168	-	-	-	141,341
Unallocated assets								30,853
Total assets								5,692,760
Liabilities								
Segment liabilities	169,563	391,437	233,903	16,871	267	5,394	-	817,435
Unallocated liabilities								211,641
Total liabilities								1,029,076
Other information								
Capital expenditure	168,762	244,897	22,049	290	-	35	-	436,033
Depreciation of property, plant and equipment	49,334	44,840	23,367	232	32	948	-	118,753
Amortisation of prepaid lease payments	2,395	759	-	-	29	-	-	3,183
Amortisation of biological assets	9,713	-	-	-	-	-	-	9,713
Non-cash expenses								
Property, plant and equipment written off	670	122	-	-	-	-	-	792
Retirement benefits provision/(written back)	3,320	(3,396)	-	-	-	175	-	99
Amortisation of intangible assets	-	82	1,351	-	-	-	-	1,433
Impairment of property, plant and equipment	-	7,045	6,238	-	-	-	-	13,283

(b) Revenue from external customers by geographical location of customers

	2007 RM'000	2006 RM'000
Malaysia	**1,037,395**	948,092
Far East	**1,220,023**	746,663
Middle East	**40,040**	47,448
South East Asia	**762,536**	498,168
Southern Asia	**109,449**	127,903
Europe	**936,057**	691,496
North America	**588,841**	614,044
South America	**19,175**	8,791
Australia	**158,664**	143,685
Africa	**38,841**	46,367
Others	**156,606**	43,992
	5,067,627	3,916,649

(c) Segment assets and additions to capital expenditure by geographical location of assets

	Segment Assets		Additions to Capital Expenditure	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
Malaysia	**4,412,177**	3,928,177	**254,445**	259,536
Australia	**81,281**	73,872	**2,454**	1,486
People's Republic of China	**404,264**	354,703	**9,654**	39,080
Europe	**715,667**	187,642	**19,751**	5,538
America	**204,639**	212,464	**9,341**	14,596
Indonesia	**850,753**	631,071	**127,393**	85,846
Others	**334,511**	304,831	**18,741**	29,951
	7,003,292	5,692,760	**441,779**	436,033

42. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to optimise the value creation for shareholders and ensuring that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, liquidity, credit, price fluctuation and market risks. The Group operates within clearly defined guidelines and it is the Group's policy not to engage in speculative transactions.

The main areas of financial risks faced by the Group are as follows:

(i) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates to fixed deposits and cash equivalents with financial institutions and bank borrowings. Short term borrowings are utilised for working capital purposes while long term loans are taken for capital expenditure.

(ii) Foreign exchange risk

The Group operates internationally and is exposed to various currencies, mainly, Indonesian Rupiah, United States Dollar and Pound Sterling. The Group maintains a natural hedge by borrowing in the currency where the business unit operates. Foreign exchange exposures are hedged through forward foreign exchange contracts.

(iii) Liquidity risk

The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

(iv) Credit risk
Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

The Group does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instruments.

(v) Price fluctuation risk
The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber. The Group mitigates its risk to the price volatility through hedging in the futures market and where deemed prudent, selling forward in the physical market.

(vi) Market risk
The Group's principal exposure to market risk arises mainly from changes in equity prices. The Group does not use derivative financial instruments to manage equity risk. The risk of loss in value is minimised via thorough analysis before making the investments and continuous monitoring of the performance and risk of the investments made. The Group manages disposal of its investments to optimise returns on realisation. Gains or losses on disposal are recognised in the income statement. Equity investments classified as non-current assets are held for long-term. Changes in market values of long-term investments, except where an impairment occurs or a permanent loss in value can be foreseen, do not affect the carrying amounts of the investments.

(b) Fair values
(i) Recognised financial instruments
In respect of cash and cash equivalents, trade and other receivables, trade and other payables and short-term borrowings, the carrying amounts approximate fair values due to the relatively short-term nature of these financial instruments.

The aggregate fair values of other financial assets and liabilities carried on the balance sheet as at 30 September are shown below:

		2007		2006	
	Note	**Carrying Amounts RM'000**	**Fair Values RM'000**	Carrying Amounts RM'000	Fair Values RM'000
Group					
Financial assets					
Other investments					
Quoted corporations	22	**438,001**	**634,490**	448,443	561,867
Unquoted corporations	22	**704**	*	735	*
Financial liabilities					
Term loans (non-current)					
Secured	32	**195**	**	3,730	**
Unsecured	32	**266,698**	**	94,848	**
Islamic medium term notes					
Unsecured	32	**300,000**	**	-	-
Company					
Financial assets					
Other investments					
Quoted corporation	22	**78,437**	**403,990**	78,437	385,148
Unquoted corporations	22	**652**	*	652	*
Financial liabilities					
Term loans (non-current)					
Unsecured	32	**170,335**	**	-	-
Islamic medium term loans					
Unsecured	32	**300,000**	**	-	-

The fair value of quoted shares is their quoted bid price at the balance sheet date.

* It is not practical to estimate the fair value of the Group's and Company's investments in unquoted corporations because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

** It is not practical to estimate the fair value of the non-current portion of the term loans due to the fluctuation of interest rates and foreign exchange.

(ii) Unrecognised financial instruments

The valuation of financial instruments not recognised in the balance sheets reflects their current market rates at the balance sheet date.

The contracted amount and fair value of financial instruments not recognised in the balance sheets are:

	2007		2006	
	Contracted Amounts RM'000	**Fair Values RM'000**	Contracted Amounts RM'000	Fair Values RM'000
Group				
Commodity future contracts	**91,206**	**3,542**	12,671	(53)
Forward foreign exchange contracts	**546,893**	**(2,218)**	403,704	4,822
Company				
Forward foreign exchange contracts	**9,747**	**(105)**	50,749	468

43. MATERIAL LITIGATION

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank (M) Berhad ("AmBank") (collectively, "the Defendants");*
And
Federal Court Civil Appeal no. 02-16-2007(w) by the Company/AHSB
Federal Court Civil Appeal no. 02-17-2007(w) by Ambank
(collectively referred to as the "Federal Court Appeals")

The High Court on 3 April 2006 ruled in favour of the Defendants. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million Ladang Perbadanan-Fima Berhad ("LPF") shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal allowed GGSB's appeal and gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5 million to AmBank. The Defendants filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. The leave application was heard by the Federal Court on 25 April 2007 and was unanimously allowed.

The Company and AHSB have since filed their Notice of Appeal against the whole of the Court of Appeal decision. A date will be fixed by the Federal Court for the hearing of the appeal proper.

(b) *KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank (M) Berhad and AmSec Nominees Sdn Bhd ("AmBank") (collectively, "the Defendants")*

Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction to restrain the sale and the MGO on 24 July 2006 from the High Court pursuant to a new suit i.e. GGSB's 2nd Suit.

The Company and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 22 May 2008 and 5 February 2008 respectively.

44. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

(a) On 3 October 2007, the Company had completed the acquisition of Golden Complex Sdn Bhd ("GCSB") via a subscription of 199,998 ordinary shares of RM1 each at par value in the capital of GCSB, which represents 99.99% of its enlarged issued and paid-up share capital.

GCSB, an investment holding company, has a 92% shareholding in PT Malindomas Perkebunan which holds a Certificate of *Izin Lokasi* for 8,266 hectares of plantation land in Berau, East Kalimantan, Indonesia.

The acquisition does not have any material effect on the net assets of the Group.

(b) The Company had on 15 November 2007 entered into a conditional equity purchase agreement ("EPA") with Shanghai Jinwei Chemical Company Limited and Shanghai Shenzhen Enterprise Development Company Limited to acquire from them, 95% and 5% respectively of the entire registered capital of Shanghai Jinshan Jinwei Chemical Company Limited ("SJJC") for a total cash consideration of Rmb25,947,270 only (hereinafter referred to as "the Acquisition").

SJJC specialises in the manufacturing of fatty amines, cationic surfactants, and auxiliary materials for cosmetic, detergent, tobacco, etc. industries.

The Acquisition is subject to the fulfillment of certain conditions precedent within 4 months of the date of the EPA. Amongst these are:

(i) the approval of Bank Negara Malaysia for the remittance of the Purchase Price;

(ii) the review and approval of the relevant People's Republic of China Authorities for the (a) transactions contemplated under the EPA (b) transformation of SJJC into a wholly-owned foreign enterprise (c) new Articles of Association of SJJC; and

(iii) the completion of due diligence studies (whether technical, commercial, legal or financial) on SJJC to the satisfaction of the Company.

45. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 12 December 2007.

DIRECTORS' STATEMENT

In the opinion of the Directors, the financial statements set out on pages 66 to 125 are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved Financial Reporting Standards issued by the Malaysian Accounting Standards Board so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30 September 2007 and of the results of the operations of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

DATO' SERI LEE OI HIAN
(Chairman/CEO)

YEOH ENG KHOON
(Director)

12 December 2007

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 66 to 125 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
12th day of December 2007.)

FAN CHEE KUM

Before me:

M. SIVAPALAN
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

REPORT OF THE AUDITORS

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 66 to 125. The preparation of the financial statements is the responsibility of the Company's Directors.

It is our responsibility to form an independent opinion, based on our audit, on the financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved Financial Reporting Standards issued by the Malaysian Accounting Standards Board so as to give a true and fair view of:

  (i) the state of affairs of the Group and of the Company at 30 September 2007 and the results of their operations and cash flows for the year ended on that date; and

  (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

The subsidiaries in respect of which we have not acted as auditors are identified in Note 40 on the financial statements and we have considered their financial statements and the auditors' reports thereon. We have also considered the unaudited financial statements of subsidiaries as identified in Note 40 on the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under sub-section (3) of Section 174 of the Act.

KPMG
Firm Number: AF-0758
Chartered Accountants

NG SWEE WENG
Partner
Approval Number : 1414/03/08 (J/PH)

Ipoh
12 December 2007



properties held & shareholdings

Building a strong foundation to ensure our sustainability and to forge ahead confidently into the future

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Carrying Amount RM'000	Year of Acquisition/ Last Revaluation
PLANTATIONS						
PENINSULAR MALAYSIA						
Ladang Allagar Trong, Perak	Freehold Leasehold	- 2908	549 256	Oil palm estate	12,685	1986
Ladang Ayer Hitam Bahau, Negeri Sembilan	Freehold	-	2,640	Oil palm estate	38,491	1985
Ladang Ban Heng Pagoh, Muar, Johor	Freehold	-	631	Oil palm estate	8,160	1979*
Ladang Batang Jelai Rompin, Negeri Sembilan	Freehold	-	2,162	Rubber and oil palm estate	32,898	1985
Ladang Batu Lintang Serdang, Kedah	Freehold	-	2,017	Rubber and oil palm estate	32,869	1986
Ladang Changkat Asa Tanjong Malim, Perak	Freehold	-	1,544	Rubber and oil palm estate	15,819	1979*
Ladang Fraser Kulai, Johor	Freehold	-	2,968	Oil palm estate	33,456	1979*
Ladang Ghim Khoon Serdang, Kedah	Freehold	-	773	Rubber and oil palm estate	18,972	1986
Ladang Glenealy Parit, Perak	Freehold	-	1,084	Rubber and oil palm estate	15,156	1992
Ladang Gunong Pertanian Simpang Durian, Negeri Sembilan	Leasehold	2077	686	Oil palm estate	10,084	1985
Ladang Jeram Padang Bahau, Negeri Sembilan	Freehold	-	2,114	Rubber and oil palm estate	29,722	1985
Ladang Kekayaan Paloh, Johor	Leasehold	2068	2,818	Oil palm estate	33,285	1979*
Ladang Kerilla Tanah Merah, Kelantan	Freehold	-	2,191	Rubber and oil palm estate	26,906	1992
Ladang Kerling Kerling, Selangor	Freehold	-	619	Rubber and oil palm estate	47,476	2002
Ladang Kombok Rantau, Negeri Sembilan	Freehold	-	1,916	Rubber and oil palm estate	32,499	1985
Ladang Kuala Gris Kuala Krai, Kelantan	Freehold	-	2,429	Rubber estate	29,831	1992
Ladang Kuala Kangsar Padang Rengas, Perak	Freehold Leasehold	- 2896	510 337	Rubber and oil palm estate	5,954	1979*
Ladang Landak Paloh, Johor	Leasehold	2068	2,833	Oil palm estate	26,670	1979*
Ladang New Pogoh Segamat, Johor	Freehold	-	1,560	Rubber and oil palm estate	14,665	1979*
Ladang Paloh Paloh, Johor	Freehold	-	2,680	Oil palm estate	36,145	1979*
Ladang Pasir Gajah Kuala Krai, Kelantan	Freehold Leasehold	- 2326 and 2907	1,257 1,398	Rubber and oil palm estate	20,032	1981* 1980*

* Year of last revaluation

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Carrying Amount RM'000	Year of Acquisition/ Last Revaluation
Ladang Pelam Kulim, Kedah	Freehold	-	2,526	Rubber and oil palm estate	39,459	1992
Ladang Renjok Bentong, Pahang	Freehold	-	1,579	Rubber and oil palm estate	15,947	1979*
Ladang See Sun Renggam, Johor	Freehold	-	589	Oil palm estate	9,784	1984
Ladang Selborne Padang Tengku, Kuala Lipis, Pahang	Freehold	-	1,282	Rubber estate	16,485	1992
Ladang Serapoh Parit, Perak	Freehold	-	936	Rubber and oil palm estate	9,329	1979* 1992
Ladang Subur Batu Kurau, Perak	Freehold	-	1,290	Rubber and oil palm estate	14,539	1986
Ladang Sungai Gapi Serendah, Selangor	Freehold	-	603	Oil palm estate	5,942	1979* 1985
Ladang Sungei Kawang Lanchang, Pahang	Freehold	-	1,890	Rubber and oil palm estate	14,985	1979*
Ladang Sungei Penggeli Bandar Tenggara, Johor	Leasehold	2087	951	Oil palm estate	9,066	1988
Ladang Sungai Sokor Tanah Merah, Kelantan	Freehold	-	1,603	Rubber and oil palm estate	16,916	1992
Ladang Sungai Tamok Paloh, Johor	Leasehold	2078	3,238	Oil palm estate	34,917	1979*
Ladang Tuan Bentong, Pahang	Freehold Leasehold	- Between 2030 and 2057	1,369 443	Rubber and oil palm estate	11,209	1979*
Ladang Tuan Mee Sungei Buloh, Selangor	Freehold	-	1,556	Oil palm estate	16,062	1979*
Ladang Ulu Pedas Pedas, Negeri Sembilan	Freehold	-	923	Rubber and oil palm estate	17,513	1985
Ladang Voules Segamat, Johor	Freehold	-	2,977	Rubber and oil palm estate	25,304	1979*
			61,727			
SABAH						
Ladang Bornion Kinabatangan	Leasehold	2078	3,233	Oil palm estate	34,848	1992
Ladang Bukit Tabin Lahad Datu	Leasehold	2079	2,916	Oil palm estate	32,093	1993
Ladang Jatika Tawau	Leasehold	Between 2068 and 2083	3,508	Oil palm estate	48,482	1991
Ladang Lungmanis Lahad Datu	Leasehold	2085	1,656	Oil palm estate	13,548	1991*
Ladang Pang Burong Tawau	Leasehold	Between 2063 and 2080	2,535	Oil palm estate	37,089	1983

* Year of last revaluation

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Carrying Amount RM'000	Year of Acquisition/ Last Revaluation
Ladang Pangeran Tawau	Leasehold	Between 2063 and 2080	2,855	Oil palm estate	37,489	1983
Ladang Pinang Tawau	Leasehold	Between 2067 and 2085	2,420	Oil palm estate	31,157	1983
Ladang Ringlet Tawau	Leasehold	Between 2067 and 2080	1,834	Oil palm estate	16,205	1989
Ladang Rimmer Lahad Datu	Leasehold	2085	2,730	Oil palm estate	21,736	1991*
Ladang Segar Usaha Kinabatangan	Leasehold	2077	2,792	Oil palm estate	31,955	1990*
Ladang Sigalong Tawau	Leasehold	Between 2063 and 2079	2,861	Oil palm estate	31,825	1983
Ladang Sri Kunak Tawau	Leasehold	Between 2063 and 2076	2,773	Oil palm estate	59,162	1983
Ladang Sungei Silabukan Lahad Datu	Leasehold	2079	2,654	Oil palm estate	29,295	1993
Ladang Tundong Tawau	Leasehold	Between 2063 and 2073	2,089	Oil palm estate	27,653	1983
Ladang Tungku Lahad Datu	Leasehold	2085	3,418	Oil palm estate	26,673	1991*
			40,274			
INDONESIA						
Kebun SWP Belitung	Leasehold	2020	14,065	Oil palm estate	77,865	1994
Kebun Mandau Riau	Leasehold	Between 2020 and 2075	14,799	Rubber and oil palm estate	91,001	1996
Kebun Nilo Riau	Leasehold Leasehold	2083 Yet to be determined	12,860 1,700	Oil palm estate	136,623 11,220	1996 2005
Kebun Parit Sembada Belitung	Leasehold	2020	3,990	Oil palm estate	61,269	2003
Kebun Jabontara Eka Karsa Berau, Kalimantan Timur	Leasehold	2033	14,086	Oil palm estate	29,969	2006
Kebun Mulia Agro Permai Baamang, Kalimantan Tengah	Leasehold	2040	9,056	Oil palm estate	17,835	2006
Kebun Hutan Hijau Mas Berau, Kalimantan Timur	Leasehold	Yet to be determined	7,710	Oil palm estate	51,875	2007
Kebun Karya Makmur Abadi Mentaya Hulu, Kalimantan Tengah	Leasehold	Yet to be determined	13,127	Oil palm estate	9,570	2007
Kebun Menteng Jaya Sawit Perdana, Mentaya Hilir Utara Kalimantan Tengah	Leasehold	Yet to be determined	7,399	Oil palm estate	5,685	2007
			98,792			

* Year of last revaluation

Location	Tenure	Year of Expiry	Titled Area #		Description	Age of Buildings Years	Carrying Amount RM'000	Year of Acquisition/ Last Revaluation
OTHER OPERATIONS								
MALAYSIA								
B.K.B. Hevea Products Ipoh, Perak	Leasehold	2089	5		Parquet factory	13	8,276	1994
KL-Kepong Cocoa Products Port Klang, Selangor	Leasehold	2104	2 2 1		Cocoa products factory Warehouse Vacant land	15 10 -	9,310 8,848 1,748	1991 2003 2006
KL-Keong Edible Oils Pasir Gudang, Johor	Leasehold	2045	5		Palm oil refinery	24	1,123	1985
KL-Kepong Oleomas Klang, Selangor	Leasehold	2097	9 10		Oleochemicals factory Under construction	1	94,586	2004
KL-Kepong Rubber Products Lahat, Perak	Freehold	-	4		Rubber gloves factory	18	4,018	1995
KL-Kepong (Sabah) Tawau, Sabah	Leasehold	2073	61		Palm oil mills	20 to 24	732	1983
Leluasa Untung Lahad Datu, Sabah	Leasehold Leasehold	2066 2912	4 2		Kernel crushing plant Vacant land	5 -	20,613 2,372	1998 2007
KSP Manufacturing Rawang, Selangor	Freehold	-	4		Soap noodles factory	11	4,965	1994
Palmamide Rawang, Selangor	Freehold	-	3		Industrial amides factory	11	4,055	1994
Palm-Oleo Rawang, Selangor	Freehold	-	8		Oleochemicals factory	16	6,231	1991
Uniqema (Malaysia) Klang, Selangor	Leasehold	2088	4		Oleochemicals factory	26	22,416	2007
			124					
Colville Holdings Setul, Negeri Sembilan	Freehold	-	422		Property development	-	10,429	1985
KL-Kepong Complex Sungei Buloh, Selangor	Freehold	-	11		Property development	-	2,614	1979
KL-Kepong Country Homes Ijok, Selangor	Freehold Leasehold	- 2082	1,072 10		Property development	-	25,738	1979
KL-Kepong Property Development Gombak, Selangor	Freehold	-	403		Property development	-	140,726	2004
Kompleks Tanjong Malim Tanjong Malim, Perak	Freehold	-	184		Property development	-	3,556	1979
Palermo Corporation *Bagan Samak, Kedah*	Freehold	-	353		Property development	-	13,042	1986
			2,455					
Annexe & Brunwells Port Dickson, Negeri Sembilan	Freehold	-	13,339	sq m	Holiday bungalows	59	31	1972
Bunge & Arundel Fraser's Hill, Pahang	Leasehold	Between 2025 and 2026	8,981	sq m	Holiday bungalows	58	212	1972

Titled area is in hectares except otherwise indicated.

Location	Tenure	Year of Expiry	Titled Area #	Description	Age of Buildings Years	Carrying Amount RM'000	Year of Acquisition/ Last Revaluation
Brecon Holdings Bandar Glenmarie, Selangor	Freehold	-	3,923 sq m	Office building *	12	4,578	2004
Wisma Taiko 1, Jalan S.P. Seenivasagam Ipoh, Perak	Freehold Leasehold	- 2892	2,984 sq m 2,403 sq m	Head Office building	22	5,410 1,604	1983 2000
3, Jalan Taman U Thant Kuala Lumpur	Freehold	-	2,092 sq m	Residential bungalow	45	1	1974
5B, Jalan Tun Dr Ismail Ipoh, Perak	Leasehold	2893	2,849 sq m	Residential bungalow	41	1	1978
10, Jalan Kelab Golf Ipoh, Perak	Freehold	-	9,990 sq m	Training school	78	1	1981
146, Jalan Dedap Batik Sierramas Sungei Buloh, Selangor	Freehold	-	556 sq m	Residential bungalow *	10	610	1995
A33, Lembah Beringin Homestead, Selangor	Freehold	-	4,317 sq m	Bungalow lot	-	250	1994
7, Persiaran Zarib 11A Taman Pinji Mewah Lahat, Perak	Leasehold	2092	626 sq m	Residential bungalow	5	271	2003
Tinagat Tawau, Sabah	Leasehold	Between 2921 and 2928	2	Town Office and warehouse	14	1,161	1992
Lot 17, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	457 sq m	Residential bungalow	3	168	2004
Lot 18, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	456 sq m	Residential bungalow	3	168	2004
Lot 19, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	455 sq m	Residential bungalow	3	168	2004
Lot 20, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	454 sq m	Residential bungalow	3	168	2004
Lot 20, Jalan Tengah Nipah Taman Executive Lahad Datu, Sabah	Leasehold	2032	1,105 sq m	Residential bungalow	3	210	2004
			7				
PEOPLE'S REPUBLIC OF CHINA							
Nanjiang Port Area Tianjin	Leasehold	2045	2	Bulking installation	11	6,190	1997
9, Cuiyan East Road TEDA, Tianjin	Leasehold	2041	143 sq m	Residential apartment	13	63	1996
Dingong Miao Baisha Zhou, Wuchang, Wuhan	Leasehold	2044	3	Refinery	12	10,185	1995

Titled area is in hectares except otherwise indicated.
* Investment properties.

Location	Tenure	Year of Expiry	Titled Area #		Description	Age of Buildings Years	Carrying Amount RM'000	Year of Acquisition/ Last Revaluation
4B2, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	115	sq m	Residential apartment	12	89	1995
3B3, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	102	sq m	Residential apartment	12	82	1995
3B4, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	88	sq m	Residential apartment	12	72	1995
Taiko Palm-Oleo Zhangjiagang City, Jiangsu	Leasehold	2054	20		Oleochemicals factory	2	25,424	2004
			25					
AUSTRALIA								
42-46, Fairchild Street Heatherton, Victoria	Freehold	-	6,856	sq m	Office and warehouse building	4	11,830	2004
Erregulla Farm Mingenew, Western Australia	Freehold	-	5,290		Sheep and cereal farm	-	3,692	1989*
Warrening Gully Farm Williams, Western Australia	Freehold	-	3,089		Sheep and cereal farm	-	6,570	1989*
			8,380					
HONG KONG								
2501-3, Universal Trade Center No. 3, Arbuthnot Road	Leasehold	2854	383	sq m	Office building	15	3,218	2002
NETHERLANDS								
Dr. W. Kolb Netherlands BV Randweg, Klundert	Freehold	-	5		Non-ionic surfactants and esters factory	14	37,722	2007
			3		Vacant land	-	14,937	2007
			8					
SWITZERLAND								
Dr. W. Kolb AG Maienbrunnenstrasse, Hedingen	Freehold	-	2		Non-ionic surfactants and esters factory	7 to 43	52,264	2007
UNITED KINGDOM								
Pontyclun Wales	Freehold	-	2		Toiletries factory	44	12,438	1995
Standard Soap Ashby-de-la Zouch Leicestershire	Freehold	-	2		Soap factory	42	10,205	1995
52, Kingston House East London	Leasehold	2204	132	sq m	Residential apartment	51	5,443	2001
27, Kelso Place Kensington, London	Freehold	-	400	sq m	Office building	126	24,129	2001
			4					
UNITED STATES								
Woodstock Connecticut	Freehold	-	16		Office and toiletries factory	24	13,569	1996
Group Total			211,814					

Titled area is in hectares except otherwise indicated.
* Year of last revaluation

SHAREHOLDING STATISTICS

Authorised share capital	–	RM5,000,000,000
Issued & fully paid-up capital	–	RM1,067,504,692
Class of shares	–	Shares of RM1 each

Breakdown of Shareholdings

Size Of Shareholdings	No. Of Shareholders	No. Of Shares	% Of Issued Share Capital#
Less than 100	97	2,955	0.00
100 to 1,000	1,013	706,987	0.07
1,001 to 10,000	3,451	13,285,878	1.25
10,001 to 100,000	1,429	45,193,363	4.24
100,001 to less than 5% of issued shares	412	438,616,382	41.18
5% and above of issued shares	2	567,160,127	53.26
TOTAL	6,404	1,064,965,692	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. Of Shares	% Of Issued Share Capital#
1.	Batu Kawan Bhd	486,154,077	45.65
2.	Employees Provident Fund Board	81,006,050	7.61
3.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	46,909,558	4.40
4.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	33,342,000	3.13
5.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Par 1)	15,400,000	1.45
6.	Citigroup Nominees (Asing) Sdn Bhd – Exempt AN for American International Assurance Company Ltd	15,252,950	1.43
7.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Wawasan 2020	13,355,500	1.25
8.	Citigroup Nominees (Asing) Sdn Bhd – CBNY for Ivy Funds Inc, Asset Strategy Fund	11,247,850	1.06
9.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for The Hongkong and Shanghai Banking Corporation Ltd (HBFS-I CLT ACCT)	10,489,300	0.98
10.	Permodalan Nasional Bhd	10,370,300	0.97
11.	Batu Kawan Bhd	9,747,450	0.92
12.	Valuecap Sdn Bhd	8,627,350	0.81
13.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Malaysia	7,500,000	0.70
14.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.S.A.)	7,372,761	0.69
15.	HSBC Nominees (Asing) Sdn Bhd – BBH (LUX) SCA for Fidelity Funds Asean	6,085,200	0.57
16.	Cartaban Nominees (Asing) Sdn Bhd – SSBT Fund IBLJ for William Blair International Growth (Fund)	5,872,950	0.55
17.	HSBC Nominees (Asing) Sdn Bhd – Fortis Global Custody Services N.V.	5,250,000	0.49
18.	Cartaban Nominees (Asing) Sdn Bhd – State Street Australia Fund ATB1 for Platinum Asia Fund	5,179,950	0.49
19.	Cartaban Nominees (Asing) Sdn Bhd – Investors Bank and Trust Company for IShares, Inc	5,123,100	0.48
20.	Citigroup Nominees (Asing) Sdn Bhd – Exempt AN for Mellon Bank (Mellon)	5,014,050	0.47
21.	HSBC Nominees (Asing) Sdn Bhd – TNTC for Saudi Arabian Monetary Agency	4,946,000	0.46
22.	HSBC Nominees (Tempatan) Sdn Bhd – Nomura Asset Mgmt Malaysia for Employees Provident Fund	4,750,000	0.45
23.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.K.)	4,702,935	0.44
24.	Citigroup Nominees (Asing) Sdn Bhd – CBNY for Waddell & Reed Advisors Asset Trategy Fund, Inc	3,642,050	0.34
25.	Cartaban Nominees (Asing) Sdn Bhd – Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	3,631,350	0.34
26.	SBB Nominees (Tempatan) Sdn Bhd – Employees Provident Fund Board	3,596,300	0.34
27.	Citigroup Nominees (Asing) Sdn Bhd – CBNY for Ivy Global Natural Resources Fund	3,500,000	0.33

Name	No. Of Shares	% Of Issued Share Capital#
28. Cartaban Nominees (Asing) Sdn Bhd – Exempt AN for Caceis Bank Luxembourg (CLT ACCT-LUX)	3,286,500	0.31
29. Cartaban Nominees (Asing) Sdn Bhd – State Street Luxembourg Fund 9T02 for Emerging Markets High Value Teilfonds	3,256,850	0.31
30. Wan Hin Investments Sdn Bhd	3,125,000	0.29
	827,737,381	77.71

Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:-

	Name	Number Of Shares			% Of Issued Share Capital#
		Direct	Deemed Interested	Total	
1.	Batu Kawan Bhd *	495,901,527	-	495,901,527	46.57
2.	Employees Provident Fund Board (KWSP) **	91,307,500	-	91,307,500	8.57

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are also deemed substantial shareholders of the Company. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are substantial shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

Name	Number Of Shares			% Of Issued Share Capital#
	Direct	Deemed Interested	Total	
Dato' Seri Lee Oi Hian	72,000	499,026,527	499,098,527	46.87
Dato' Lee Hau Hian	83,250	499,026,527	499,109,777	46.87
Di-Yi Sdn Bhd	-	499,026,527	499,026,527	46.86
High Quest Holdings Sdn Bhd	-	499,026,527	499,026,527	46.86
Wan Hin Investments Sdn Bhd and group	3,125,000	495,901,527	499,026,527	46.86

** Includes those held through various nominee companies and fund managers.

Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

Voting Rights of Shareholders

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

Notice is hereby given that the Thirty-fifth Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 20 February 2008 at 12.00 noon for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2007 and the Directors' and Auditors' reports thereon. **(Ordinary Resolution 1)**

2. To sanction the payment of a final dividend of 40 sen per share less 26% Malaysian Income Tax. **(Ordinary Resolution 2)**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) Dato' Seri Lee Oi Hian **(Ordinary Resolution 3)**

   (ii) Datuk Abdul Rahman bin Mohd. Ramli **(Ordinary Resolution 4)**

4. To re-elect Roy Lim Kiam Chye who retires in accordance with Article 91(E) of the Company's Articles of Association. **(Ordinary Resolution 5)**

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **(Ordinary Resolution 6)**

   (ii) R. M. Alias **(Ordinary Resolution 7)**

6. To fix and approve Directors' fees for the year ended 30 September 2007 amounting to RM704,000 (2006: RM564,000). **(Ordinary Resolution 8)**

7. To appoint Auditors and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 9)**

8. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

   (i) PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY **(Ordinary Resolution 10)**

   "THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 106,400,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 1,064,965,692 shares of RM1.00 each as at 3 December 2007) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2007 was RM1,444 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

(ii) PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS **(Ordinary Resolution 11)**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 28 December 2007 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak
Malaysia.

28 December 2007

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Securities Berhad Listing Requirements, a Record of Depositors as of 12 February 2008 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final dividend, if approved, will be paid on 17 March 2008 to all shareholders on the Register of Members as at 21 February 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of:

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 19 February 2008 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 21 February 2008 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) For Resolutions 10 and 11, further information on Share Buy-Back and Shareholders' Mandate on Recurrent Related Party Transactions respectively are set out in the Circular to Shareholders of the Company dated 28 December 2007 which is despatched together with the Company's 2007 Annual Report and Financial Statements.

(6) **STATEMENT ACCOMPANYING NOTICE FOR ANNUAL GENERAL MEETING**
Pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

Details of Directors seeking re-election or re-appointment as mentioned in the Notice for Annual General Meeting (Resolutions 3 to 7) are set out in their respective profiles which appear in the Directors' Profile on pages 16 to 20 of this Annual Report. Directors' interests in the shares of the Company are disclosed on page 63 of this Annual Report.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

Notis dengan ini diberi bahawa Mesyuarat Agung Tahunan Syarikat Ketiga Puluh Lima akan diadakan di Pejabat Berdaftar, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia pada hari Rabu, 20 Februari 2008, pukul 12.00 tengah hari untuk tujuan-tujuan berikut:

1. *Untuk menerima dan meluluskan penyata kewangan bagi tahun berakhir 30 September 2007 dan laporan Pengarah dan Juruaudit mengenainya.* ***(Resolusi Biasa 1)***

2. *Untuk meluluskan pembayaran dividen akhir sebanyak 40 sen sesaham tolak 26% Cukai Pendapatan Malaysia.* ***(Resolusi Biasa 2)***

3. *Untuk memilih semula para Pengarah yang bersara selaras dengan Artikel 91(A) Tataurusan Pertubuhan Syarikat:*

   (i) Dato' Seri Lee Oi Hian ***(Resolusi Biasa 3)***

   (ii) Datuk Abdul Rahman bin Mohd. Ramli ***(Resolusi Biasa 4)***

4. *Untuk memilih semula Roy Lim Kiam Chye yang bersara selaras dengan Artikel 91(E) Tataurusan Pertubuhan Syarikat.* ***(Resolusi Biasa 5)***

5. *Untuk mempertimbangkan dan, jika difikirkan sesuai, meluluskan resolusi menurut Seksyen 129(6) Akta Syarikat, 1965 untuk melantik semula para Pengarah Syarikat berikut dan untuk mereka memegang jawatan hingga Mesyuarat Agung Tahunan Syarikat akan datang:*

   (i) Tan Sri Dato' Thong Yaw Hong ***(Resolusi Biasa 6)***

   (ii) R. M. Alias ***(Resolusi Biasa 7)***

6. *Untuk menetap dan meluluskan yuran Pengarah bagi tahun berakhir 30 September 2007 berjumlah RM704,000 (2006: RM564,000).* ***(Resolusi Biasa 8)***

7. *Untuk melantik Juruaudit dan memberi kuasa kepada para Pengarah untuk menetapkan imbuhan mereka.* ***(Resolusi Biasa 9)***

8. *Sebagai URUSAN KHAS, untuk mempertimbang dan, jika difikirkan sesuai, meluluskan Resolusi berikut:*

   (i) CADANGAN KUASA UNTUK MEMBELI BALIK SAHAMNYA SENDIRI OLEH SYARIKAT YANG BERJUMLAH TIDAK MELEBIHI 10% DARIPADA JUMLAH MODAL SAHAM DITERBIT DAN BERBAYAR SYARIKAT ***(Resolusi Biasa 10)***

   "BAHAWA kuasa diberi kepada para Pengarah agar Syarikat boleh membeli balik sejumlah saham berharga RM1.00 sesaham dalam Syarikat ("Kuasa untuk Membeli Balik Saham") sebagaimana yang mungkin akan ditentukan oleh para Pengarah dari semasa ke semasa melalui Bursa Malaysia Securities Berhad ("Bursa Malaysia") atas terma dan syarat yang difikirkan sesuai oleh para Pengarah dan sejajar dengan kepentingan Syarikat, dengan syarat bahawa jumlah agregat saham yang dibeli menurut resolusi ini tidak melebihi 10% daripada jumlah

modal saham diterbit dan berbayar Syarikat (bersamaan dengan 106,400,000 saham dalam Syarikat berdasarkan modal saham diterbit dan berbayarnya [tidak termasuk saham perbendaharaan] sebanyak 1,064,965,692 saham berharga RM1.00 sesaham pada 3 Disember 2007) dan bahawa satu jumlah yang tidak melebihi jumlah keuntungan tersimpan Syarikat diperuntukkan untuk Kuasa Membeli Balik Saham (keuntungan tersimpan beraudit Syarikat pada 30 September 2007 adalah sebanyak RM1,444 juta) DAN BAHAWA para Pengarah mungkin mengambil keputusan untuk membatalkan saham-saham yang dibeli tersebut dan/atau menyimpan saham-saham yang dibeli tersebut sebagai saham perbendaharaan;

DAN BAHAWA para Pengarah adalah dan dengan ini diberi kuasa untuk melakukan segala tindakan dan perkara untuk memberi kesan sepenuhnya kepada Kuasa untuk Membeli Balik Saham dengan sepenuh kuasa untuk menyetujui sebarang syarat, modifikasi, penilaian semula, pengubahan dan/atau pindaan (jika ada) sebagaimana yang mungkin dikenakan oleh pihak-pihak berkuasa berkaitan DAN BAHAWA Kuasa tersebut akan mula berkuatkuasa selepas resolusi biasa ini diluluskan dan akan tamat pada penutupan Mesyuarat Agung Tahunan ("AGM") Syarikat yang akan datang selepas resolusi biasa ini diluluskan atau tamatnya tempoh di mana AGM akan datang perlu diadakan menurut undang-undang (melainkan Kuasa tersebut dimansuhkan atau diubah oleh resolusi biasa pemegang saham Syarikat dalam mesyuarat agung) tetapi tidak sehingga menjejaskan penyelesaian pembelian oleh Syarikat sebelum tarikh tamat yang dinyatakan di atas dan, dalam apa juga keadaan, selaras dengan peruntukan garis panduan yang dikeluarkan oleh Bursa Malaysia atau mana-mana pihak berkuasa yang berkaitan."

(ii) CADANGAN MANDAT PEMEGANG SAHAM BAGI URUSNIAGA PIHAK BERKAITAN YANG BERULANGAN ***(Resolusi Biasa 11)***

"BAHAWA kelulusan dengan ini diberi kepada Syarikat dan/atau syarikat-syarikat subsidiarinya untuk memeterai urusniaga pihak berkaitan yang berbentuk hasil atau dagangan dengan pihak-pihak berkaitan yang perlu bagi operasi harian Syarikat dan/atau syarikat subsidiarinya dan dijalankan dalam perjalanan biasa perniagaan atas terma komersial biasa yang tidak lebih memihak kepada pihak-pihak berkaitan tersebut berbanding yang secara amnya tersedia kepada umum dan tidak menjejaskan para pemegang saham minoriti sebagaimana yang ditetapkan dalam Lampiran di Bahagian B Pekeliling Syarikat kepada Pemegang Saham bertarikh 28 Disember 2007 ("Mandat");

DAN BAHAWA para Pengarah adalah dan dengan ini diberi kuasa untuk melakukan segala tindakan dan perkara (termasuk melaksanakan semua dokumen yang mungkin diperlukan) yang mungkin difikirkan penting atau perlu untuk memberi kesan sepenuhnya kepada Mandat tersebut, dengan kuasa sepenuhnya untuk menyetujui sebarang syarat, modifikasi, penilaian semula, pengubahan dan/atau pindaan (jika ada) sebagaimana yang mungkin dikenakan oleh pihak-pihak berkuasa DAN BAHAWA Mandat tersebut hendaklah mula berkuatkuasa selepas resolusi biasa ini diluluskan dan akan tamat pada penutupan Mesyuarat

Agung Tahunan ("AGM") Syarikat yang akan datang selepas resolusi biasa ini diluluskan atau tamat tempoh di mana AGM seterusnya perlu diadakan menurut undang-undang tetapi hendaklah tidak berlanjutan sehingga ke satu pelanjutan yang mungkin dibenarkan menurut Seksyen 143(2) Akta Syarikat, 1965 (melainkan dimansuhkan atau diubah terlebih dahulu oleh resolusi biasa pemegang saham Syarikat dalam mesyuarat agung)."

Atas Perintah Lembaga Pengarah
J. C. LIM
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak
Malaysia.

28 Disember 2007

Nota

(1) Seorang ahli Syarikat yang layak menghadiri dan mengundi di mesyuarat tersebut berhak melantik tidak lebih daripada dua orang proksi untuk mengundi bagi pihaknya. Seorang proksi boleh, tetapi tidak semestinya ahli Syarikat dan peruntukan Seksyen 149(1)(b) Akta Syarikat, 1965 tidak diguna pakai. Jika seorang ahli melantik dua orang proksi, pelantikan tersebut tidak sah melainkan beliau menyatakan bahagian pegangannya yang diwakili oleh setiap proksi.

(2) Suratcara pelantikan seorang proksi dan kuasa peguam atau kuasa lain (jika ada) yang telah ditandatangani dan diberi kuasa hendaklah dihantar ke Pejabat Berdaftar Syarikat tidak lewat dari 48 jam sebelum masa yang ditetapkan untuk mesyuarat diadakan.

(3) Untuk tujuan menentukan siapa yang berhak menghadiri mesyuarat, Syarikat akan meminta Bursa Malaysia Depository Sdn Bhd menyediakan kepada Syarikat menurut Artikel 49(8)(B) Tataurusan Pertubuhan Syarikat dan Perenggan 7.18(2) Keperluan Penyenaraian Bursa Malaysia Securities Berhad, sebuah Rekod Pendeposit pada 12 Februari 2008 dan Pendeposit dengan nama yang tersenarai di dalam Rekod Pendeposit tersebut berhak untuk menghadiri mesyuarat ini.

(4) Dividen akhir, jika diluluskan, akan dibayar pada 17 Mac 2008 kepada semua pemegang saham yang tersenarai dalam Daftar Ahli pada 21 Februari 2008.

Seorang Pendeposit dengan Bursa Malaysia Depository akan layak untuk memperolehi hak terhadap dividen hanya berhubung:

(i) Saham yang didepositkan ke dalam akaun sekuriti Pendeposit sebelum 12.30 tengah hari pada 19 Februari 2008 berhubung saham yang dikecualikan daripada Deposit Mandatori;

(ii) Saham yang dipindahkan ke dalam akaun sekuriti Pendeposit sebelum pukul 4.00 petang pada 21 Februari 2008 berhubung pindahan; dan

(iii) Saham yang dibeli di Bursa Malaysia Securities Berhad pada asas kelayakan menurut Peraturan Bursa Malaysia Securities Berhad.

(5) Bagi Resolusi 10 dan 11, maklumat selanjutnya berhubung Pembelian Balik Saham dan Mandat Pemegang Saham berhubung Urusniaga Pihak Berkaitan yang Berulangan masing-masing disediakan di dalam Pekeliling kepada Pemegang Saham Syarikat bertarikh 28 Disember 2007 yang telah dihantar bersama-sama dengan Laporan Tahunan dan Penyata Kewangan 2007 Syarikat.

(6) ***PENYATA YANG DISERTAKAN BERSAMA DENGAN NOTIS UNTUK MESYUARAT AGUNG TAHUNAN***
Menurut Perenggan 8.28(2) Keperluan Penyenaraian Bursa Malaysia Securities Berhad

Butiran mengenai para Pengarah yang menawarkan diri untuk pemilihan semula atau pelantikan semula seperti yang dinyatakan di dalam Notis untuk Mesyuarat Agung Tahunan (Resolusi 3 hingga 7) disediakan di dalam profil masing-masing yang dibentangkan di dalam Profil Pengarah di muka surat 16 hingga 20 dalam Laporan Tahunan ini. Kepentingan Pengarah dalam saham Syarikat didedahkan di muka surat 63 dalam Laporan Tahunan ini.

(Satu borang proksi disertakan bersama-sama dengan Laporan Tahunan dan Penyata Kewangan ini.)

KLK NEWsletter

Bonds Oversubscribed



KLK entered into agreements with Aseambankers Malaysia Bhd and CIMB Investments Bank Berhad to issue five-year RM500 million Islamic bonds. This was done through nominal value Islamic Commercial Papers / Islamic Medium Term Notes Programme (Sukuk Ijarah ICP / IMTN Programme)

At the close of the bookbuilding KLK bonds were oversubscribed by 14 times. Given the strong demand, KLK increased the initial issue size to RM300 million from the proposed RM250 million priced at a profit rate of 4% per annum. The str
spectrum of Malaysian fixed income investors as

We are proud that the Sukuk Ijarah ICPs has be
grade rating of "P1" while the Sukuk Ijarah IMTN
grade rating of "AA2" by the Rating Agency Ma
achieved within the Plantation Sector to-date. Th

The amount raised will be used to refinance lo
oleochemical business. At the conclusion of the s
Centre in Kuala Lumpur recently, our director D
date, total loans amount to RM700 million. Net de
RM400 million. We plan to use about RM210 mi
The rest will go to plantation expansion and oleo
group is eyeing 50,000 ha greenfields in Indonesia, and is co
profitable operations.

Dato' Lee went to say "This year, we've set aside about RM400 mil
far we've drawn down about RM200 million to set up new mills an
are also planting another 10,000 - 15,000 ha with new trees". The
Lahad Datu will be able to process 1,200 tonnes per day when it c
KLK's 11 mills in Malaysia and Indonesia extracted 525,000 tonnes
year, we expect to squeeze 10 per cent more as our trees mature.

The event marked a significant milestone for KLK as it is KLK's m
issuance and marks our entry into the debt capital market.

PCCCI Centennial Exhibition



...man with Dato' Ong Ka Chuan and YB Alex Chan

g its centenary anniversary this year.
rom 28th June to 1st July, 2007.

rtunity to display and share with the
te social responsibilities.

KEEPING IN TOUCH WITH OUR EMPLOYEES...



The newsletter editorial team at work

...ts Speak

Due to the recent success of clinching the National Occupational Safety & Health Excellence Award 2006, the KLK Occupational Safety & Health (OSH) Department was invited to present a paper at a seminar organised by the Department of Occupational Safety & Health (DOSH) about KLK's strategy in successfully implementing high standards of workplace safety at our plantations. The OSH Manager (Plantations) Mr N. Subramaniam presented the paper to the participants.

The participants at this seminar were from the plantations, manufacturing and service sectors in the State of Johor.

KLK has demonstrated its role as a responsible employer in OSH at the workplace and been given recognition by DOSH as a role model to other employers.

Restoring *Kenyon*



As part of the Group's Corporate Social Responsibility Initiative, KLK donated RM10,000 to the Ipoh Methodist Girls School's funfair held on 28th April, 2007.

Proceeds raised from the funfair, which exceeded its target of RM150,000, will be channeled towards the restoration of the school's heritage building, the *Kenyon Cottage* that is more than a 100 years old. Proceeds raised will also be used for the rewiring, purchase of new furniture, classrooms upgrade and purchase of musical instruments for the school band.

Upgraded classrooms that are well equipped, safe and comfortable will provide a conducive learning environment.

Extract from the interview

CNBC



CNBC: To rise 20% by year end, Malaysia hopes to take advantage of that by planning a mega merger to create the world biggest palm oil maker. The chairman of one plantation group Kuala Lumpur Kepong Lee Oi Hian told how he plans to cope with the competition.

From KLK point of view, we try to be as efficient as possible because we think efficiency is the name of the game for primary producers. Secondly we can also try to gain some of this synergy by having friendly partners with other companies. It need not necessary be through a merger. We are exploring ways of combining shipment of palm oil materials and cooperation in raw material supplies with each other.

CNBC: What's the strategy for building up your landbank? Are you looking at more land acquisition in Malaysia, Indonesia or other countries?

Our focus currently is in Indonesia where we have built-up 150,000 hectares of planted land and with another landbank of 50,000 hectares to plant. We will be concentrating on Indonesia. We have built our management into 4 centres in Indonesia so that we can expand at a much more rapid rate.

CNBC: For 2007, will KLK be more focused on downstream or upstream activities?

Our main focus is growing the plantation sector and at the same time we are also growing our oleochemical business, and recently we had just acquired Kolb in Switzerland for USD100 million because it is synergistic to our raw material supply chain.

CNBC: What needs to be done for the biodiesel industry to really take off here in Malaysia and abroad by using palm oil?

Palm oil is an excellent raw material for biodiesel because it is the cheapest oil in the market for converting to methyl ester.

I think biodiesel in oleochemical terms is an industry in which you can build a plant with off-the-shelf technology. There will be a lot of biodiesel plants. We don't see a lot of competitive advantage with the first generation biodiesel. Perhaps with the second generation, there will be competitive advantage when biodiesel enhances the performance of the crude petroleum itself."

ONLY ORIGINAL PROXY FORM WILL BE ACCEPTED

KUALA LUMPUR KEPONG BERHAD
(Incorporated In Malaysia) (15043-V)

No. of Shares	
CDS Account No.	
Tel. No.	
Fax. No.	

I/We ____
(Block Letters)

of ____

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

______________________________ NRIC/Passport No. ______________

or failing him ______________________________ NRIC/Passport No. ______________

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 20 February 2008 and at any adjournment thereof, and to vote as indicated below:

Resolution	Relating to:	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final Dividend		
	Re-election of Directors pursuant to Article 91(A) of the Company's Articles of Association:		
3	Dato' Seri Lee Oi Hian		
4	Datuk Abdul Rahman bin Mohd. Ramli		
5	Re-election of Roy Lim Kiam Chye as a Director pursuant to Article 91(E) of the Company's Articles of Association		
	Re-appointment of Directors pursuant to Section 129(6), Companies Act, 1965:		
6	Tan Sri Dato' Thong Yaw Hong		
7	R. M. Alias		
8	Directors' fees		
9	Re-appointment and Remuneration of Auditors		
10	Proposed Authority to Buy Back Its Own Shares by the Company		
11	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with (√) how you wish your vote to be cast

______________________________ Date ______________

Signature/Common Seal of Shareholder

Please see NOTES on reverse side which form part of the proxy form.

Fold this flap for sealing

POSTAGE
STAMP

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1 JALAN S.P. SEENIVASAGAM,
30000 IPOH, PERAK,
MALAYSIA

2nd fold here

To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting.

The Thirty-fifth Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, 1 JALAN S.P. SEENIVASAGAM, 30000 IPOH, PERAK on Wednesday, 20 February 2008 at 12.00 noon. For your convenience, the following arrangements have been made:

PARKING FACILITIES
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you.

REGISTRATION
The registration counter at the Ground Floor of Wisma Taiko will be opened from 11.30 a.m. onwards. Please present your original identity card for verification purpose.

REFRESHMENTS
Refreshments will be served before the meeting.

1st fold here

NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

2. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of its attorney duly authorised.

4. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.

5. A member will not be allowed to attend the meeting together with a proxy appointed by him.







A GLIMPSE OF KLK'S HISTORY

KUALA LUMPUR KEPONG BERHAD ("KLK"), a leading Malaysian plantation company, traces its origin back to 1906 when The Kuala Lumpur Rubber Company, Limited ("KLR") was set up in London to oversee some 600 hectares of rubber plantation, including some coffee, planted in Malaya, as it was known then. By 1960 through various acquisitions, the land area increased to 29,843 hectares covering Malaya, Indonesia and Nigeria.

KLR in 1960 changed its name to Kuala Lumpur-Kepong Amalgamated Limited ("KLKA") and in 1973 under a scheme of reconstruction, KLKA went into liquidation with KLK taking over assets and liabilities of KLKA. The move to bring its domicile back to Malaysia was initiated by KLK's Founder Chairman, the late Y. Bhg. Tan Sri Dato' Seri Lee Loy Seng.

KLK Group has since expanded to over 150,000 hectares planted with oil palm and rubber located in Peninsular Malaysia, Sabah and Indonesia.

Plantations remain KLK's core business. However, in recognition of the need to cushion the effects of fluctuating commodity prices, the KLK Group had in the 1990s expanded downstream into resource-based manufacturing including cocoa processing, rubber products, the manufacture of fatty acids, glycerine, derivatives and specialty oleochemicals. With Malaysian joint-venture partners, KLK has vegetable oil operations in Pakistan and the People's Republic of China. Capitalising on the strategic location of its land bank in Peninsular Malaysia, KLK has also ventured into property development in 1990. Since 1996 through Crabtree & Evelyn, the Group is involved in the manufacturing and retailing of personal care products, toiletries, home fragrances and fine foods worldwide.




THE
KUALA LUMPUR RUBBER COMPANY
CAPITAL £180,000
SHARE WARRANT TO BEARER


Kuala Lumpur Kepong Berhad
3rd ANNUAL GENERAL MEETING
5th March 1976

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S. P. Seenivasaga
30000 Ipoh, Perak, Malaysia
Tel : 605-241 7844
Fax : 605-253 5018

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Bursa Malaysia Securities Berhad has not perused the Circular on Proposed Authority to Buy Back Shares prior to its issuance and takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

PART B

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice of Annual General Meeting as set out in the Company's 2007 Annual Report is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 20 February 2008 at 12.00 noon. Shareholders are advised to refer to the Notice of Annual General Meeting and the Proxy Form which are incorporated in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2007.

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his stead. The completed Proxy Form should be lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 28 December 2007

This page is intentionally left blank

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Act"	:	Companies Act, 1965 as amended from time to time and includes any re-enactment thereof.
"AGM"	:	Annual General Meeting.
"Board"	:	Board of Directors of KLK.
"Bursa Malaysia"	:	Bursa Malaysia Securities Berhad (635998-W).
"Directors"	:	As defined in Section 4 of the Act. Directors or Chief Executive Officer of KLK and for the purposes of the Proposed Shareholders' Mandate, directors or chief executive officer of the KLK Group. This includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Director or a Chief Executive Officer of KLK or its subsidiaries.
"EPS"	:	Earnings per share.
"Issued and Paid-up Share Capital"	:	RM1,067,504,692 comprising 1,067,504,692 ordinary shares of RM1.00 each in KLK, of which 2,539,000 ordinary shares are held as treasury shares as at 3 December 2007.
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V).
"KLK Group" or "the Group"	:	KLK and its subsidiaries.
"Listing Requirements"	:	The Listing Requirements of Bursa Malaysia, including any amendments to the same that may be made from time to time.
"Major Shareholder"	:	A person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is: (a) not less than 10% of the aggregate of the nominal amounts of all the voting shares in the Company; or (b) not less than 5% of the aggregate of the nominal amounts of all the voting shares in the Company where such person is the largest shareholder of the Company. This includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of KLK or its subsidiaries. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act.
"NA"	:	Net assets.
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares or Proposed Shareholders' Mandate, as the case may be.

"Proposed Authority to Buy Back Shares"	:	A proposal of the Company to grant its Directors a general mandate to exercise the authority to carry out a share buy-back of its own Shares of up to a maximum of 10% of its Issued and Paid-up Share Capital (excluding the treasury shares).
"Proposed Shareholders' Mandate"	:	Proposed Shareholders' Mandate for the Company and/or its subsidiary companies to enter into recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the KLK Group's day-to-day operations.
"Recurrent Related Party Transactions"	:	Related Party Transactions involving recurrent transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.
"Related Party"	:	A director, Major Shareholder of KLK or its subsidiaries or a person connected with such director or Major Shareholder.
"Related Party Transaction"	:	A transaction entered into by the KLK Group which involves the interest, direct or indirect, of a Related Party.
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK.
"Code"	:	Malaysian Code on Take-Overs and Mergers 1998.

Currencies

"CHF"	:	Swiss Francs
"RM and sen"	:	Ringgit Malaysia and sen respectively.
"RMB"	:	Renminbi
"Rp"	:	Indonesian Rupiah
"USD"	:	US Dollar

Note : Words importing the singular number only shall include the plural number, and vice-versa.

CONTENTS

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AUTHORITY TO BUY BACK SHARES CONTAINING:

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE CONTAINING:

PART A
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED AUTHORITY
TO BUY BACK SHARES

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

28 December 2007

Directors:

Dato' Seri Lee Oi Hian – *Chairman/CEO (Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
R. M. Alias *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 14 February 2007, your Directors had obtained shareholders' approval for the Directors to purchase on the Bursa Malaysia an amount not exceeding 10% of the issued and paid-up share capital (excluding treasury shares) of the Company as at 1 December 2006 or up to approximately 70.9 million of the Company's shares.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 20 November 2007 that it will seek new shareholders' mandate on the Proposed Authority to Buy Back Shares by the Company at the forthcoming AGM to be held on 20 February 2008.

1.2 Validity Period

The aforesaid Proposed Authority to Buy Back Shares would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part A of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares by the Company, to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES BY THE COMPANY

2.1 Quantum and Funding

Arising from the issuance of 354,988,564 Bonus Shares by the Company on 8 March 2007, the Company's enlarged issued and paid-up share capital is RM1,067,504,692 comprising 1,067,504,692 Shares (including the 2,539,000 treasury shares).

Your Directors propose to seek a new mandate from shareholders to purchase up to 106,400,000 Shares representing an amount not exceeding 10% of the current Issued and Paid-up Share Capital of the Company comprising 1,064,965,692 Shares (excluding treasury shares) as at 3 December 2007, on Bursa Malaysia through its appointed stockbrokers as approved by the Bursa Malaysia. The Proposed Authority to Buy Back Shares is in compliance with paragraph 12.09 of the Listing Requirements.

Your Directors therefore propose to allocate an amount of up to RM1,444 million for the Proposed Authority to Buy Back Shares which represents the audited retained profits of the Company as at 30 September 2007, to purchase up to an amount not exceeding 10% of the Issued and Paid-up Share Capital of the Company (excluding treasury shares) as at 3 December 2007. This however, will be done in accordance with Section 67A of the Act (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of any share buy-back.

The actual number of Shares to be purchased, the total amount of funds to be utilised, the impact on cash flows and the timing of the purchase(s) will depend on the prevailing equity market conditions and the sentiments of Bursa Malaysia as well as the financial resources available to the Company at the time of purchase(s).

The funding for the Proposed Authority to Buy Back Shares will be sourced wholly from internally generated funds.

2.2 Treatment of Shares Purchased

Section 67A of the Act allows for purchased shares to be cancelled upon purchase, be held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's Issued and Paid-up Share Capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Act, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may be distributed as share dividends to shareholders, be resold on the Bursa Malaysia, or subsequently be cancelled. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

2.3 Pricing

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on the Bursa Malaysia for the past 5 market days immediately preceding the date of the purchase(s).

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on the Bursa Malaysia at a price which is:

(a) not less than the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s); or

(b) not less than 5% below the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s) provided that:

   (i) the resale takes place no earlier than 30 days from the date of purchase; and

   (ii) the resale price is not less than the cost of purchase of the shares being resold.

2.4 Public Shareholding Spread

As at 3 December 2007, the public shareholding spread of the Company was approximately 43.88%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 3 December 2007, the pro-forma public shareholding spread of the Company will decrease to approximately 37.65%.

Notwithstanding the above, your Directors are mindful of the requirement of the Bursa Malaysia that any purchase of Shares by the Company must not result in the public shareholding spread of KLK falling below 25% of its Issued and Paid-up Share Capital.

2.5 Implication relating to the Code

Under the Code, a director and any persons acting in concert with him or a relevant shareholder will be required to make a mandatory general offer for the remaining ordinary shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% or if his/their existing shareholdings is between 33% and 50% and increases by another 2% in any subsequent 6 months period.

Based on the shareholding as at 3 December 2007 Batu Kawan Berhad together with parties acting in concert, holds more than 33% but less than 50% of the voting shares of the Company. In the event that the Proposed Authority to Buy Back Shares of up to 10% of the Company's Issued and Paid-up Share Capital (excluding treasury shares) is carried out in full within a period of 6 months, the combined holdings of Batu Kawan Berhad and the parties acting in concert will increase by an additional 2% or more. Batu Kawan Berhad's shareholding as at 3 December 2007 in KLK was 495,901,527 shares or 46.57% of the voting shares of the Company.

Pursuant to the Code, Batu Kawan Berhad and the parties acting in concert will be obliged to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by them collectively.

However, an exemption from a mandatory offer obligation may be granted by the Securities Commission under Practice Note 2.9.10 of the Code, subject to Batu Kawan Berhad and the parties acting in concert complying with certain conditions, if the obligation is triggered as a result of action outside their direct participation.

Your Directors are mindful on the requirements of the Code and will continue to be mindful of the requirements when making any purchase pursuant to the Proposed Authority to Buy Back Shares.

2.6 Advantages and Disadvantages

The Proposed Authority to Buy Back Shares will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares be subsequently re-sold at prices higher than their purchased prices. Your Directors undertake to buy back KLK shares and any subsequent re-sale only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company and its shareholders.

2.7 Purchases, Cancellation and Resales made in the Previous 12 Months

KLK has not made any purchases or cancellation of its own shares or re-sold any of its treasury shares in the 12 months preceding the date of this Circular.

Details of the shares bought back and currently held as treasury shares are as follows:

		Per share			
Month	No. of shares bought back and held as treasury shares	Highest price paid RM	Lowest price paid RM	Average price paid RM	Total consideration RM'000
February 99	1,208,000	5.90	5.10	5.58	6,823
March 99	1,131,000	5.25	4.72	4.86	5,559
January 02	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

2.8 Historical Share Prices

The monthly highest and lowest transacted prices of the Shares on the Bursa Malaysia for the past 12 months from December 2006 to November 2007 are as follows:

	High RM	Low RM
2006		
December	14.00	12.70
2007		
January	15.30	13.50
February	17.30	9.00
March	12.70	9.05
April	14.00	11.70
May	14.00	12.70
June	14.10	12.80
July	13.60	11.70
August	12.90	10.80
September	13.40	10.80
October	15.60	12.70
November	17.20	14.70

(Source: The Star)

The last transacted price of KLK Shares prior to the announcement on 20 November 2007 of the Proposed Authority to Buy Back Shares was RM16.30.

The last transacted price of KLK Shares on 17 December 2007 being the latest practicable date prior to the printing of this Circular, was RM15.60.

3. RATIONALE FOR THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back Shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders.

4. EFFECTS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

Based on the assumption that the Proposed Authority to Buy Back Shares was carried out in full on 3 December 2007 the financial effects are summarised below:

(i) Share Capital

The effect of the Proposed Authority to Buy Back Shares on the Issued and Paid-up Share Capital of the Company assuming KLK buys and subsequently cancels up to 106,400,000 Shares representing an amount not exceeding 10% of the existing Issued and Paid-up Share Capital, is shown below:

	No. of Ordinary Shares of RM1.00 each	**RM**
Existing as at 3 December 2007	1,067,504,692	1,067,504,692
Less: Number of KLK Shares currently held as treasury Shares if to be cancelled	2,539,000	2,539,000
Number of KLK Shares if to be cancelled pursuant to the Proposed Authority to Buy Back Shares	106,400,000	106,400,000
Upon completion of the Proposed Authority to Buy Back Shares	958,565,692	958,565,692

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these KLK Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares or a class of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisition of meetings, quorum for meetings and the result of votes on resolutions.

(ii) NA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NA per share of the KLK Group if the purchase price exceeds the audited NA per share of the KLK Group at the time of the purchase and conversely will increase the NA per share of the KLK Group if the purchase price is less than the audited NA per share of the KLK Group at the time of purchase.

The audited NA of the KLK Group as at 30 September 2007 is RM4,919 million, representing a NA per share of RM4.62. The historical monthly highest and lowest price of KLK shares for the past 12 months to November 2007 as traded on the Bursa Malaysia are set out in Item 2.8.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the actual purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

(iii) Working Capital

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

Similarly, the working capital of the Group will increase to the extent of the amount of funds obtained from the resale of the Shares so purchased which are retained as treasury shares.

(iv) Cash flow

The Proposed Authority to Buy Back Shares, if exercised would reduce the cash reserves of the Company and the sum reduced will depend on the purchase prices and number of shares purchased pursuant to the Proposed Authority to Buy Back Shares.

(v) Dividends

The Proposed Authority to Buy Back Shares will not affect the dividend rate per share paid to shareholders.

(vi) Gearing

The Proposed Authority to Buy Back Shares will not have any effect on the gearing of KLK Group.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The Directors, Major Shareholders and person(s) connected with the Directors and/or Major Shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table below shows the equity interests held directly and/or indirectly in KLK by the Directors and Major Shareholders as at 3 December 2007. The last column (b) shows their pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 3 December 2007.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
Dato' Seri Lee Oi Hian	72,000	499,026,527 [1]	499,098,527	46.87	52.07
YM Tengku Robert Hamzah	109,500	255,000 [2]	364,500	0.03	0.04
R. M. Alias	337,500	4,500 [3]	342,000	0.03	0.04
Dato' Lee Hau Hian	83,250	499,026,527 [1]	499,109,777	46.87	52.07
Tan Sri Dato' Thong Yaw Hong	105,000	75,000 [4]	180,000	0.02	0.02
Datuk Abdul Rahman bin Mohd. Ramli	-	-	-	-	-
Yeoh Eng Khoon	335,000	3,179,850 [5]	3,514,850	0.33	0.37
Roy Lim Kiam Chye	4,750	-	4,750	-	-
Major Shareholders					
Batu Kawan Berhad	495,901,527	-	495,901,527	46.57	51.73
Employees Provident Fund Board (KWSP)	91,307,500 [6]	-	91,307,500 [6]	8.57	9.53

(a) Total percentage of shareholdings as at 3 December 2007.

(b) Pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 3 December 2007.

Notes:

1 *Also deemed Major Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*

2 *Deemed interest through KTH Holdings Sdn Bhd.*

3 *Deemed interest through his child's shareholdings.*

4 *Deemed interest through his spouse's shareholdings.*

[5] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.*
[6] *Includes those held through various nominee companies and fund managers.*

6. CONDITION PRECEDENT TO THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposed Authority to Buy Back Shares are of the opinion that the Proposal is in the best interests of the Company and its shareholders.

Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Authority to Buy Back Shares is set out as Special Business in the Notice for AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2007 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 20 February 2008 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2007 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors

Dato' Seri Lee Oi Hian
Chairman/CEO

PART B
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED
SHAREHOLDERS' MANDATE

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

28 December 2007

Directors:

Dato' Seri Lee Oi Hian – *Chairman/CEO (Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
R. M. Alias *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 14 February 2007, your Directors had obtained shareholders' approval for the Company and/or its subsidiaries to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 20 November 2007 that it will seek new shareholders' mandate on the Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature at the forthcoming AGM to be held on 20 February 2008.

1.2 Validity Period

The aforesaid Proposed Shareholders' Mandate would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part B of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

2.1 Details of the Proposed Shareholders' Mandate

Part E, Chapter 10.09 of the Listing Requirements allows the Company to obtain at a general meeting a shareholders' mandate for recurrent Related Party Transactions which are of a revenue or trading nature necessary for the Group's day-to-day operations subject to the following:

- the transactions are in the ordinary course of business and are on terms not more favourable to the Related Party than those generally available to the public;
- the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year; and
- in a meeting to obtain the shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder, and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that person(s) connected with him abstain from voting on the resolution approving the transactions.

The Board proposes to seek approval from shareholders of KLK to allow the KLK Group, in the normal course of business, to enter into recurrent Related Party Transactions of a revenue or trading nature provided such transactions are made on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in the Annexure to this Part B.

2.2 Nature of recurrent Related Party Transactions and Class of Related Parties

The Company carries on the business of producing and processing palm-products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding.

The nature of such recurrent transactions which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in the ordinary course of the Group's business (shown with the class of Related Parties involved in these recurrent transactions) are shown in the Annexure to this Part B.

Prices/commissions/management fees involving Related Party Transactions are based on prevailing market prices/values. Purchases of fresh fruit bunches are based on Malaysian Palm Oil Board monthly average prices for crude palm oil and palm kernel and that of field grade rubber are based on the Malaysian Rubber Board official noon SMR (Standard Malaysia Rubber) 20 buyers/sellers average prices.

2.3 Review and Disclosure Procedures

The review and disclosure procedures for the recurrent Related Party Transactions of a revenue or trading nature are to establish and ensure that the transactions are conducted on normal commercial terms consistent with the Group's usual business practices and are on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the interest of minority shareholders of the Company. The procedures are as follows:

(a) The Related Parties will be advised that they are subject to the Shareholders' Mandate and will also be advised of the review and disclosure procedures followed by the Group.

(b) Updated lists of Related Parties are circulated to the companies in the Group to notify that all transactions with Related Parties are required to be undertaken on normal commercial terms and on terms not more favourable to the Related Parties than those generally available to the public.

(c) The companies in the Group will keep a record of all recurrent Related Party Transactions and these are submitted quarterly to the corporate Head Office.

(d) The Corporate Division maintains a record of all the recurrent Related Party Transactions submitted by the companies in the Group which are entered into pursuant to the Shareholders' Mandate.

(e) The Audit Committee at its meetings will review any recurrent Related Party Transactions of a revenue or trading nature and thereafter report to the Board. The Audit Committee shall review KLK's reporting system and procedures relating to recurrent Related Party Transactions to ascertain that the established guidelines and procedures of the Corporate Division have been complied with and, if necessary, may request the internal auditors to review procedures or request for additional information from independent sources or advisers.

(f) Interested Directors who are members of the Board and/or Audit Committee will abstain from taking part in decisions pertaining to the recurrent Related Party Transactions of a revenue or trading nature, and will also ensure that they and any person(s) connected with them will also abstain from voting on the resolution relating to the Proposed Shareholders' Mandate tabled at a General Meeting of the Company.

2.4 Audit Committee's Opinion

The Audit Committee is of the opinion that the procedures in paragraph 2.3 are sufficient to ensure that recurrent Related Party Transactions of a revenue or trading nature are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

2.5 Disclosure of recurrent Related Party Transactions

Disclosure of the recurrent Related Party Transactions will be made in accordance with Section 4.1.5 of Bursa Malaysia Practice Note No. 12/2001, which requires a breakdown of the aggregate value of the recurrent Related Party Transactions entered into during the financial year, including amongst others, the following information:

(i) the type of recurrent Related Party Transactions; and

(ii) the names of the Related Parties involved in each type of recurrent Related Party Transactions entered into and their relationship with the Company,

pursuant to the Proposed Shareholders' Mandate in the Company's Annual Report, and in the Annual Reports for subsequent financial years that the Proposed Shareholders' Mandate continues in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The recurrent Related Party Transactions of a revenue or trading nature form part of the Group's day-to-day operations in the ordinary course of business. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate General Meetings for the purpose of seeking shareholders' approvals as and when potential recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with the convening of such meetings on an ad hoc basis. This would allow the Group to conserve and channel its manpower resources to pursue business opportunities which will go towards attaining its corporate objectives.

4. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate will not have any impact on the share capital, NA, EPS, gearing, dividends or shareholdings of KLK.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

The Directors, Major Shareholder and the Related Party as shown below who has/have any interest, direct or indirect, in the Proposed Shareholders' Mandate, will abstain from voting in respect of his/their direct and/or indirect shareholdings in the Company.

Where the person(s) connected with a Director or Major Shareholder has any interest, direct or indirect, in the Proposed Shareholders' Mandate, the Director or Major Shareholder concerned will also abstain from voting in respect of his direct and/or indirect shareholdings in the Company.

Such interested Director and/or Major Shareholder has/have undertaken that he/they shall ensure that the person(s) connected with him/them will abstain from voting on the Ordinary Resolution approving the Proposed Shareholders' Mandate at the forthcoming AGM to be convened.

Save as disclosed below, none of the other Directors and/or person(s) connected with them have any direct and/or indirect interests to the Proposed Shareholders' Mandate.

Interested Directors as shown below have abstained from all Board deliberations and will abstain from voting the Ordinary Resolution in respect of the Proposed Shareholders' Mandate.

The shareholdings of the interested Directors, Major Shareholder and of the Related Party in KLK as at 3 December 2007 are shown in the table below:

	Direct		Indirect	
	No. of shares	**%**	**No. of shares**	**%**
Director				
Dato' Seri Lee Oi Hian	72,000	0.01	499,026,527 [1]	46.86
Dato' Lee Hau Hian	83,250	0.01	499,026,527 [1]	46.86
Major Shareholder				
Batu Kawan Berhad[3]	495,901,527	46.57	-	-
Related Party				
Wan Hin Investments Sdn Bhd	3,125,000	0.29	495,901,527 [2]	46.57
Di-Yi Sdn Bhd	-	-	499,026,527 [1]	46.86
High Quest Holdings Sdn Bhd	-	-	499,026,527 [1]	46.86

Note:

1. *Also deemed Major Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*
2. *Also deemed Major Shareholder through its interest in Batu Kawan Berhad.*
3. *Deemed connected person to Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.*

6. CONDITION PRECEDENT TO THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors (with the interested Directors namely, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, abstaining from giving any opinion), having considered all aspects of the Proposed Shareholders' Mandate are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Company and its shareholders.

Accordingly, your Directors (except Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian who abstained from giving any recommendation) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Shareholders' Mandate is set out as Special Business in the Notice for AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2007 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 20 February 2008 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2007 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors

YM Tengku Robert Hamzah
Independent Non-Executive Director

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which will be entered into by the Company and/or its subsidiaries with Related Parties in which interested KLK Directors are **Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian**:

Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
1. Sales of cocoa products by KL-Kepong Cocoa Products Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd [(a)]	1,200
2. Sales of oleochemicals by Palm-Oleo Sdn Bhd and/or KSP Manufacturing Sdn Bhd or Taiko Palm-Oleo (Zhangjiagang) Co. Ltd.	Siam Taiko Marketing Co Ltd [(a)] Taiko International Trade (Shanghai) Co. Ltd [(a)] Taiko Marketing Sdn Bhd [(a)] Taiko Marketing (Singapore) Pte Ltd [(a)]	3,300 44,300 2,500 5,600
3. Sales commission paid for sales of oleochemicals by Taiko Palm-Oleo (Zhangjiagang) Co. Ltd.	Taiko International Trade (Shanghai) Co. Ltd. [(a)]	6,700
4. Purchases of consumables and chemicals by Kuala Lumpur Kepong Berhad and/or KL-Kepong Edible Oils Sdn Bhd or KSP Manufacturing Sdn Bhd or KL-Kepong Cocoa Products Sdn Bhd or Palm-Oleo (Klang) Sdn Bhd [formerly known as Uniqema (Malaysia) Sdn Bhd] or Leluasa Untung Sdn Bhd or Kulumpang Development Corporation Sdn Bhd or Golden Sphere Sdn Bhd or PT. Adei Plantation & Industry or PT. Steelindo Wahana Perkasa or PT. Sekarbumi Alamlestari	Taiko Clay Marketing Sdn Bhd [(a)] Taiko Marketing Sdn Bhd [(a)] Hydro-K Management (M) Sdn Bhd [(a)] PT. Taiko Persada Indoprima [(a)] Borneo Taiko Clay Sdn Bhd [(a)]	Below 1,000 12,500 6,000 11,800 3,000
5. Storage tanks rental and drumming services charges received by Stolthaven (Westport) Sdn Bhd	Taiko Marketing Sdn Bhd [(a)]	1,800

Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
6. Aircraft Operational Management Services to Kuala Lumpur Kepong Berhad	Smooth Route Sdn Bhd [(a)]	Below 1,000
7. Purchases of fresh fruit bunches by Kuala Lumpur Kepong Berhad	Bukit Katho Estate Sdn Bhd [(a)]	4,500
	Kampar Rubber and Tin Company Sdn Bhd [(b)]	11,300
	Malay Rubber Plantations (Malaysia) Sdn Bhd [(c)]	7,400
	Kekal & Deras Sdn Bhd [(d)]	Below 1,000
	Yayasan Perak-Wan Yuen Sdn Bhd [(d)]	Below 1,000
8. Purchases of rubber by Kuala Lumpur Kepong Berhad	Bukit Katho Estate Sdn Bhd [(a)]	Below 1,000
	Kekal & Deras Sdn Bhd [(d)]	Below 1,000
	Yayasan Perak-Wan Yuen Sdn Bhd [(d)]	1,000
	Malay Rubber Plantations (Malaysia) Sdn Bhd [(c)]	3,600

(a) Major shareholder of the transacting party is deemed connected person to Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.

(b) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed major shareholders of the transacting party.

(c) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are directors and deemed major shareholders of the transacting party.

(d) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of the transacting party.

*By virtue of Section 6A of the Act, the Wan Hin Investment Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in these recurrent transactions.

Note:

1. The values are merely indicative estimates for the period from 20 February 2008 to the next AGM which are based on past transactions values for the financial year ended 30 September 2007 and are subject to changes.

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

Save as disclosed below, the KLK Group is not engaged in any material litigation claims and arbitration either as plaintiff or defendant and as at the date of this Circular, the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group:

KL High Court Suit No. D4-22-1805-2004, Glamour Green Sdn. Bhd. ("GGSB") vs. AmBank Berhad ("AmBank"), KLK and Ablington Holdings Sdn. Bhd. ("AHSB")

- On 16 December 2004 GGSB filed a suit against AmBank, KLK and AHSB (collectively, "the Defendants") seeking, inter alia:

  (i) a declaration that AmBank had on 14 December 2004, wrongly sold 35 million Ladang Perbadanan-FIMA Berhad ("LPF") shares belonging to GGSB to AHSB;

  (ii) an interim injunction to restrain any dealings with the 35 million LPF shares; and

  (iii) an interim injunction restraining AHSB from continuing with a Mandatory General Offer ("MGO") in respect of the remaining LPF shares not already owned by AHSB.

  Pursuant thereto, GGSB obtained an ex-parte interim injunction on 16 December 2004, to restrain the Defendants from dealing with the 35 million LPF shares and AHSB from continuing with the MGO.

  The trial of the Suit was heard between 1 and 5 August 2005 and the High Court ruled in favour of the Defendants. However, GGSB successfully appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5 million to AmBank. The Defendants' application for leave to appeal against the Court of Appeal's decision was allowed by the Federal Court on 25 April 2007.

  As such, the Defendants have filed their Notice of Appeal and are awaiting the date of hearing of the Federal Court Appeal.

- Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction on 24 July 2006 from the High Court (KL High Court Suit No. D2-22-1033-2006) ("GGSB's 2nd Suit") to restrain the sale and the MGO.

KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit"), GGSB (the Plaintiff) vs. KLK, AHSB, AmBank and AmSec Nominees Sdn. Bhd.

- GGSB obtained an ex-parte injunction on 24 July 2006 (in relation to GGSB's 2nd Suit) to restrain the sale of 35 million LPF shares by AmBank to AHSB on 20 July 2006 and the MGO by AHSB/KLK.

- KLK and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit. These applications are still pending disposal in Court.

3. MATERIAL CONTRACTS

Save as disclosed below, KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the two (2) years preceding the date of this Circular:

- Equity Purchase Agreement dated 15 November 2007 between KLK (as Buyer) and Shanghai Jinwei Chemical Company Limited and Shanghai Shenzhen Enterprise Development Company Ltd. (as Sellers) in relation to the acquisition by KLK of the entire equity of Shanghai Jinshan Jinwei Chemical Company Ltd. for a total cash consideration of RMB25,947,270. This transaction is pending completion.

- KLK had on 25 October 2007 entered into a Subscription Agreement with CIMB Investment Bank Berhad and Aseambankers Malaysia Berhad for the issue of RM200 million Islamic medium term notes ("IMTN") under an Islamic Sukuk Ijarah ICP/IMTN Programme maturing on 28 October 2011.

  The IMTN have been issued on 30 October 2007.

- Sale and Purchase Agreement dated 28 September 2007 between KLK and Croda Overseas Holdings Limited to acquire from the latter the entire issued capital of Uniqema (Malaysia) Sdn Bhd comprising 200,000 ordinary shares of RM49 each and 129,286 redeemable preference shares of RM1.00 each for a total cash consideration of RM67,671,400. This transaction has been completed.

- Share Subscription Agreement dated 29 August 2007 entered into by KLK with Golden Complex Sdn Bhd and Paragon Yield Sdn Bhd for the subscription of 199,998 ordinary shares of RM1.00 each at par value per share representing 99.99% of the enlarged issued and paid-up share capital of Golden Complex Sdn Bhd for a cash consideration of RM199,998. This transaction has been completed.

- Settlement Agreement dated 21 June 2007 between KLK, Ablington Holdings Sdn. Bhd., Ambank (M) Berhad and Glamour Green Sdn. Bhd. in relation to an out-of-court settlement of the Material Litigation set out in Section 2 of this Appendix on "FURTHER INFORMATION".

  The transactions contemplated under the Settlement Agreement did not take place and the Settlement Agreement automatically terminated on 31 July 2007.

- KLK had on 30 April 2007 entered into a Subscription Agreement with CIMB Investment Bank Berhad and Aseambankers Malaysia Berhad for the issue of RM300 million Islamic medium term notes ("IMTN") under an Islamic Sukuk Ijarah ICP/IMTN Programme maturing on 10 May 2012.

  The IMTN have been issued on 10 May 2007.

- Sale and Purchase Agreements dated 2 February 2007 entered into by KL-Kepong Plantation Holdings Sdn Bhd for the acquisition of a 75% equity stake from Frida Prajuda and a 5% equity stake from Foeng Nyoek Tjhin consisting of a total of 240 ordinary shares of Rp. 1,000,000 each in PT. Menteng Jaya Sawit Perdana for a total cash consideration of USD2,072,000. These transactions have been completed.

- Sale and Purchase Agreements dated 2 February 2007 entered into by Jasachem Sdn Bhd for the acquisition of an 80% equity stake from William Novetra and a 10% equity stake from Dian Wiyanti Wong consisting of a total of 900 ordinary shares of Rp. 1,000,000 each in PT. Karya Makmur Abadi for a total cash consideration of USD4,252,500. These transactions have been completed.

- Sale and Purchase Agreement dated 18 December 2006 between KLK and Mrs. Esther Dale-Kolb to acquire from the latter 800 registered shares of CHF 1,000 each representing equity interest of 100% in Dr. W. Kolb Holding AG for a cash consideration of CHF 135,000,000. This transaction has been completed.

- Sale and Purchase Agreement dated 26 June 2006 between KLK Overseas Investments Ltd and Taiko Marketing (S) Pte Ltd for the acquisition of a 100% equity stake consisting of one share with a fully subscribed value of Euro 100,000 in F. Holm Chemie Handels GmbH from the latter for a total cash consideration of Euro 597,395. This transaction has been completed.

- Sale and Purchase Agreements dated 12 June 2006 entered into by KL-Kepong Plantation Holdings Sdn Bhd for the acquisition of a 85% equity stake from Budi Martono and a 5% equity stake from Kok Owen Lesmana consisting of a total of 2,700 ordinary shares of Rp1,000,000 each in PT. Mulia Agro Permai for a cash consideration of USD2,025,000. These transactions have been completed.

- Joint Venture Agreement dated 10 February 2006 between KLK, Stolthaven (Malaysia) Sdn. Bhd. and Stolthaven (Westport) Sdn. Bhd. to regulate the relationship of KLK, Stolthaven (Malaysia) Sdn. Bhd. as members of Stolthaven (Westport) Sdn. Bhd..

- Joint Venture Agreement dated 16 January 2006 between KLK, Capital Bliss Investments Limited and Davos Life Science Pte. Ltd. to regulate the relationship of KLK and Capital Bliss Investments Limited as members of Davos Life Science Pte. Ltd..

- Sale and Purchase Agreement dated 11 January 2006 between KL-Kepong Plantation Holdings Sdn Bhd and Delta Rank International Limited to acquire from the latter the entire issued and paid-up share capital of Tri-Force Element Inc. and Double Jump Limited comprising of one ordinary share of USD1 in each of the companies for a total cash consideration of RM22,000,000. This transaction has been completed.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the AGM:

(a) Memorandum and Articles of Association of KLK;
(b) The audited financial statements of KLK for each of the past two (2) financial years ended 30 September 2007;
(c) The relevant papers on material litigation referred to in Section 2 above; and
(d) The material contracts referred to in Section 3 above.

(15043-V)
www.klk.com.my

RECEIVED
2008 JAN -8 A 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

2 January 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
12 November 2007	Listed Companies' Crop – October 2007
12 November 2007	Schedule for Release of 4th Quarter Results
16 November 2007	Kuala Lumpur Kepong Berhad ("KLK" or "The Company") Acquistion of the Entire Equity Interest of Shanghai Jinshan Jinwei Chemical Company Limited ("SJJC")
20 November 2007	▪ Proposed Authority to Buy Back its own Shares by the Company; ▪ Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature (hereinafter referred to as Proposals")
06 December 2007	New Subsidiary : Draw Fields Sdn Bhd
10 December 2007	Listed Companies Crop – November 2007
11 December 2007	Change of Name of Subsidiary
28 December 2007	Thirty-Fifth Annual General Meeting
	FINANCIAL RESULTS
20 November 2007	4th Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
20 November 2007	A final dividend of 40 sen per share less 26% Malaysian Income Tax
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT. 1965
04 December 2007	Dato' Seri Lee Oi Hian
04 December 2007	Dato' Lee Hau Hian
12 December 2007	Yeoh Eng Khoon
13 December 2007	Dato' Seri Lee Oi Hian
13 December 2007	Dato' Lee Hau Hian
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
09 November 2007	Employees Provident Fund Board
22 November 2007	Employees Provident Fund Board

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

29 November 2007	Employees Provident Fund Board
04 December 2007	Employees Provident Fund Board
04 December 2007	Dato' Seri Lee Oi Hian
04 December 2007	Dato' Lee Hau Hian
04 December 2007	Di-Yi Sdn Bhd
04 December 2007	High Quest Holdings Sdn Bhd
04 December 2007	Wan Hin Investments Sdn Bhd & Group
13 December 2007	Dato' Seri Lee Oi Hian
13 December 2007	Dato' Lee Hau Hian
13 December 2007	Di-Yi Sdn Bhd
13 December 2007	High Quest Holdings Sdn Bhd
13 December 2007	Wan Hin Investments Sdn Bhd & Group
17 December 2007	Employees Provident Fund Board
18 December 2007	Employees Provident Fund Board
19 December 2007	Employees Provident Fund Board
21 December 2007	Employees Provident Fund Board
26 December 2007	Employees Provident Fund Board
27 December 2007	Employees Provident Fund Board
29 December 2007	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **12/11/2007 11:37:43 AM**
Reference No **KL-071112-3CA1F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
October 2007

* **Contents :-**

We submit below the crop figures for the month of **October 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	**243,640**		
Crude Palm Oil (mt)	**50,732**		
Palm Kernel (mt)	**11,670**		
Rubber (kg)	**1,791,940**		

	2008								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **12/11/2007 11:37:42 AM**
Reference No **KL-071112-3C1A5**

RECEIVED

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Schedule for Release of 4th Quarter Results

* **Contents :-**

We wish to advise that the 4th Quarter Results (July to September 2007) of the KLK Group is scheduled for release on Tuesday, 20 November 2007 evening.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **16/11/2007 05:01:11 PM**
Reference No **KL-071116-63BBC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY")
ACQUISITION OF THE ENTIRE EQUITY INTEREST OF SHANGHAI JINSHAN JINWEI CHEMICAL COMPANY LIMITED ("SJJC")

* **Contents :-**

1. Introduction

Pursuant to paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, KLK wishes to announce that it has on 15 November 2007 entered into a conditional equity purchase agreement ("EPA") with Shanghai Jinwei Chemical Company Limited and Shanghai Shenzhen Enterprise Development Company Limited (collectively "the Sellers") to acquire from them, 95% and 5% respectively of the entire registered capital of SJJC for a total cash consideration of Renminbi Twenty Five Million Nine Hundred Forty Seven Thousand Two Hundred and Seventy (RMB25,947,270/-) only (hereinafter referred to as " the Acquisition"). The registered capital of SJJC is Renminbi Twenty Million (RMB20,000,000/-).

2. Information on SJJC

SJJC is a limited liability company duly organized and existing under the laws of the People's Republic of China ("PRC") and was established on 30 August 2002. SJJC specializes in the manufacturing of fatty amines, cationic surfactants, and auxiliary materials for cosmetic, detergent, tobacco, etc. industries.

SJJC's has a factory located in South District, Industrial Park, Tinglin Town, Jinshan District, Shanghai.

3. Details of the Proposed Acquisition

3.1 Salient Terms of the Agreement

The Purchase Price for the Acquisition is Renminbi Twenty Five

Million Nine Hundred Forty Seven Thousand Two Hundred and Seventy (RMB25,947,270/-) only, to be paid to the Sellers as follows:

(i) RMB9,500,000/- ("the Initial Payment") after the fulfillment of the Conditions Precedent of the EPA;

(ii) RMB13,852,543/- ("the Completion Payment") to be paid after the issuance to SJJC by the relevant PRC registration authority of the foreign investor enterprise business licence, indicating the transformation of SJJC into a wholly-owned foreign enterprise; and

(iii) the balance RMB2,594,727/- ("the Retention Sum") to be released to the Sellers on the first anniversary of the Completion Payment.

3.2 Sources of Funding

The Acquisition will be funded by existing cash reserves and bank borrowings.

3.3 Basis of Arriving at Purchase Consideration

The purchase consideration was arrived at on a willing-buyer, willing-seller basis after taking into account the replacement cost of the existing production capacity and the past and projected future earnings of SJJC.

3.4 Conditions Precedent

The Acquisition is subject to the fulfillment of certain conditions precedent within four (4) months of the date of the EPA. Amongst these are:

(i) the approval of Bank Negara Malaysia for the remittance of the Purchase Price;

(ii) the review and approval of the relevant PRC Authorities for the (a) transactions contemplated under the EPA (b) transformation of SJJC into a wholly-owned foreign enterprise (c) new Articles of Association of SJJC; and

(iii) the completion of due diligence studies (whether technical, commercial, legal or financial) on SJJC to the satisfaction of KLK.

4. Rationale for the Acquisition

The Acquisition fits well with KLK's oleochemical resource-based manufacturing activities as it will provide KLK with the opportunity to expand into the production of intermediate and downstream products such as ethoxylates, esters and amines.

SJJC comes with an established customer base and marketing and production know-how, and is expected to generate benefits to KLK's cationic surfactants and speciality chemical business. Synergistic benefits are expected to be derived from the vertical integration into the KLK Group value added chain and in areas such as logistics, marketing and operating overheads.

5. Effects of the Acquisition

5.1 Issued and Paid-Up Share Capital

The Acquisition will not have any effect on the issued and paid-up share capital of KLK as the Acquisition is to be settled in cash.

5.2 Net Assets per Share

The Acquisition will not have any effect on the KLK Group's net assets per share.

5.3 Earnings per Share

The Acquisition is not expected to have any material effect on the earnings of the KLK Group for the financial year ending 30 September 2008. However, it is expected to contribute positively to the future earnings of the KLK Group.

5.4 Substantial Shareholders' Shareholding

The Acquisition will not have any effect on the shareholdings of the Company's substantial shareholders.

5.5 Gearing

The Acquisition will have no material effect on the gearing of KLK Group.

6. Risk Factors

The Acquisition is generally subject to the risks inherent in the manufacturing and distribution of speciality chemicals. The KLK Group is already exposed to similar risks via its existing speciality chemicals operations and will manage such risks as part of the KLK Group's ordinary course of business.

Further, the KLK Group already has a manufacturing presence in Jiangsu Province (which is just outside and next to Shanghai) and is exposed to economic, political, legislative and other developments that may affect that area.

7. Approvals Required

Approval from Bank Negara Malaysia for remittance of the Purchase Consideration is required for the Acquisition.

The Acquisition does not fall within the class of transactions which requires shareholders' approvals at a General Meeting under Bursa Malaysia Listing Requirements.

8. Directors' and Major Shareholders' Interests

None of the Directors and/or Major Shareholders of the Company and any persons connected with them have any interest, direct or indirect, in the Acquisition.

9. Directors' Opinion

After considering all aspects of the Acquisition, the Board of Directors of KLK is of the opinion that the Acquisition is in the best interest of the Company.

10. Estimated Timeframe for Completion

The Acquisition is estimated to complete within 7 months from the date of the EPA.

11. Departure from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission ("SC Guidelines")

The Acquisition is not subject to the SC Guidelines.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0
General Announcement
Submitted by **KUALA LUMPUR KEPONG** on **20/11/2007 05:00:23 PM**
Reference No **KL-071120-5757F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

*** Proposed Authority to Buy Back its own Shares by the Company;**
*** Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature**
("hereinafter referred to as "Proposals")

* **Contents :-**

Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following proposals at its Annual General Meeting ("AGM") to be convened on 20 February 2008:

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Authority to Buy Back Shares"]
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]

Proposed Authority to Buy Back Shares

The mandate granted at the last AGM of the Company held on 14 February 2007, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK, or 106.4 million KLK Shares.

Proposed Shareholders' Mandate For Recurrent Related Party Transactions

At the AGM held on 14 February 2007, the shareholders of KLK had also granted a mandate for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations in the ordinary course of business, provided that such transactions are made on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and Bursa Malaysia Practice Note No. 12/2001, the Board proposes that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the Company's forthcoming AGM.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **06/12/2007 03:58:14 PM**
Reference No **KL-071206-BB63A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NEW SUBSIDIARY : DRAW FIELDS SDN BHD

* **Contents :-**

We wish to advise that KLK has acquired a shelf company namely, **"Draw Fields Sdn Bhd"**.

This new subsidiary has an issued and paid-up share capital of RM2 and is currently non-operational.

The principal activity of Draw Fields Sdn Bhd is investment holding in order to carry on the business of a plantation company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **10/12/2007 10:58:49 AM**

Reference No **KL-071210-064BC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
November 2007

* **Contents :-**

We submit below the crop figures for the month of **November 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	**268,326**	
Crude Palm Oil (mt)	50,732	**55,320**	
Palm Kernel (mt)	11,670	**12,974**	
Rubber (kg)	1,791,940	**2,007,377**	

	2008								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **11/12/2007 04:01:42 PM**
Reference No **KL-071211-C1461**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
CHANGE OF NAME OF SUBSIDIARY

* **Contents :-**

We wish to inform that Uniqema (Malaysia) Sdn Bhd, a wholly-owned subsidiary of KLK, has changed its name to **"Palm-Oleo (Klang) Sdn. Bhd."** with effect from 23 November 2007.

Official notification of the change was received from the Companies Commission of Malaysia on 7 December 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LSL

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **28/12/2007 10:09:23 AM**
Reference No **KL-071228-BD8C0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
THIRTY-FIFTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to announce that the Company's Thirty-fifth Annual General Meeting will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak on Wednesday, 20 February 2008 at 12.00 noon.

The Notice of Meeting as set out in pages 138 to 140 of KLK 2007 Annual Report is attached below.

KLK Notice of Mtg.pd

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF MEETING

Notice is hereby given that the Thirty-fifth Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 20 February 2008 at 12.00 noon for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2007 and the Directors' and Auditors' reports thereon. **(Ordinary Resolution 1)**

2. To sanction the payment of a final dividend of 40 sen per share less 26% Malaysian Income Tax. **(Ordinary Resolution 2)**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) Dato' Seri Lee Oi Hian **(Ordinary Resolution 3)**

   (ii) Datuk Abdul Rahman bin Mohd. Ramli **(Ordinary Resolution 4)**

4. To re-elect Roy Lim Kiam Chye who retires in accordance with Article 91(E) of the Company's Articles of Association. **(Ordinary Resolution 5)**

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **(Ordinary Resolution 6)**

   (ii) R. M. Alias **(Ordinary Resolution 7)**

6. To fix and approve Directors' fees for the year ended 30 September 2007 amounting to RM704,000 (2006: RM564,000). **(Ordinary Resolution 8)**

7. To appoint Auditors and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 9)**

8. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

   (i) PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY **(Ordinary Resolution 10)**

   "THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 106,400,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 1,064,965,692 shares of RM1.00 each as at 3 December 2007) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2007 was RM1,444 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

(ii) **PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS** **(Ordinary Resolution 11)**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 28 December 2007 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak
Malaysia.

28 December 2007

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Securities Berhad Listing Requirements, a Record of Depositors as of 12 February 2008 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final dividend, if approved, will be paid on 17 March 2008 to all shareholders on the Register of Members as at 21 February 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of:

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 19 February 2008 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 21 February 2008 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) For Resolutions 10 and 11, further information on Share Buy-Back and Shareholders' Mandate on Recurrent Related Party Transactions respectively are set out in the Circular to Shareholders of the Company dated 28 December 2007 which is despatched together with the Company's 2007 Annual Report and Financial Statements.

(6) **STATEMENT ACCOMPANYING NOTICE FOR ANNUAL GENERAL MEETING**
Pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

Details of Directors seeking re-election or re-appointment as mentioned in the Notice for Annual General Meeting (Resolutions 3 to 7) are set out in their respective profiles which appear in the Directors' Profile on pages 16 to 20 of this Annual Report. Directors' interests in the shares of the Company are disclosed on page 63 of this Annual Report.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **20/11/2007 05:00:24 PM**
Reference No **KL-071120-EB765**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/09/2007**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : **30/09/2007**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

4th qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/09/2007	30/09/2006	30/09/2007	30/09/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,509,056	1,037,434	5,067,627	3,916,649
2	Profit/(loss) before tax	327,071	126,235	886,458	588,554
3	Profit/(loss) for the period	272,398	83,615	714,449	439,986
4	Profit/(loss) attributable to ordinary equity holders of the parent	263,336	82,515	694,154	436,230

5	Basic earnings/(loss) per share (sen)	24.73	7.75	65.18	40.96
6	Proposed/Declared dividend per share (sen)	40.00	40.00	50.00	50.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.6200	4.2200

Remarks :

A final dividend of 40 sen per share less 26% Malaysian income tax has been recommended by the Directors in respect of financial year ended 30 September 2007 and subject to approval at the forthcoming Annual General Meeting.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2007	30/09/2006	30/09/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	3,134	3,611	12,558	16,299
2	Gross interest expense	12,471	5,091	36,139	14,215

Remarks :

Note: The above information is for the Exchange internal use only.

(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the year ended 30 September 2007

(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
		(Restated)		(Restated)
Revenue	1,509,056	1,037,434	5,067,627	3,916,649
Operating expenses	(1,241,241)	(913,638)	(4,289,081)	(3,421,665)
Other operating income	59,155	4,659	112,152	89,725
Finance costs	(12,471)	(5,091)	(36,139)	(14,215)
Share of results of associates	12,572	2,871	31,899	18,060
Profit before taxation	327,071	126,235	886,458	588,554
Tax expense	(54,673)	(42,620)	(172,009)	(148,568)
Net profit for the period	272,398	83,615	714,449	439,986
Attributable to :-				
Equity holders of the Company	263,336	82,515	694,154	436,230
Minority interests	9,062	1,100	20,295	3,756
	272,398	83,615	714,449	439,986
	Sen	Sen	Sen	Sen
Earnings per share - Basic	24.73	7.75	65.18	40.96
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 September 2007

(The figures have not been audited.)

	30 September 2007 RM'000	30 September 2006 RM'000 (Restated)
Non-current assets		
Property, plant and equipment	2,093,208	1,582,213
Investment property	5,188	5,241
Prepaid lease payments	242,809	214,639
Biological assets	1,189,512	1,136,557
Land held for property development	194,735	194,305
Investments in associates	172,455	141,341
Other investments	438,705	449,178
Deferred tax assets	11,634	7,232
Intangible assets	44,789	23,315
Goodwill on consolidation	264,698	101,061
	4,657,733	3,855,082
Current assets		
Inventories	982,655	721,320
Biological assets	3,227	3,414
Trade and other receivables	837,042	602,892
Tax recoverable	15,032	23,621
Property development costs	11,969	25,960
Cash and cash equivalents	495,634	460,471
	2,345,559	1,837,678
Current liabilities		
Trade and other payables	563,777	399,602
Borrowings	492,553	278,390
Obligations under finance leases	-	28
Tax payable	55,322	24,730
	1,111,652	702,750
Net current assets	1,233,907	1,134,928
	5,891,640	4,990,010
Share capital	1,067,505	712,516
Reserves	3,864,995	3,795,820
	4,932,500	4,508,336
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	4,919,053	4,494,889
Minority interests	176,159	168,795
Total equity	5,095,212	4,663,684
Non-current liabilities		
Deferred tax liabilities	195,218	186,911
Provision for retirement benefits	32,951	40,809
Borrowings	568,259	98,578
Obligations under finance leases	-	28
	796,428	326,326
	5,891,640	4,990,010
Net assets per share attributable to equity holders of the Company (RM)*	4.62	4.22

* *The comparative net assets per share has been adjusted for the effect of the 1 for 2 Bonus Issue.*

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the year ended 30 September 2007
(The figures have not been audited.)

	← Attributable to the equity holders of the Company								→		
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total	Minority interests	Total equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2006 as previously stated	712,516	1,217,455	47,772	26,517	185,116	14,337	2,304,623	(13,447)	4,494,889	168,795	4,663,684
Effect of adopting FRS 3	-	-	-	-	-	-	58,507	-	58,507	-	58,507
As restated	712,516	1,217,455	47,772	26,517	185,116	14,337	2,363,130	(13,447)	4,553,396	168,795	4,722,191
Net (loss)/gain not recognised in the income statement	-	(659)	2,200	3,197	(43,807)	-	(4,373)	-	(43,442)	1,433	(42,009)
Net profit for the year	-	-	-	-	-	-	694,154	-	694,154	20,295	714,449
Dividends paid	-	-	-	-	-	-	(285,055)	-	(285,055)	-	(285,055)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(14,364)	(14,364)
Bonus issue	354,989	(354,989)	-	-	-	-	-	-	-	-	-
Realisation of revaluation reserve on disposal of land	-	-	(317)	-	-	-	317	-	-	-	-
At 30 September 2007	1,067,505	861,807	49,655	29,714	141,309	14,337	2,768,173	(13,447)	4,919,053	176,159	5,095,212
At 1 October 2005	712,516	1,217,892	48,231	26,517	149,377	14,337	2,092,416	(13,447)	4,247,839	145,965	4,393,804
Net (loss)/gain not recognised in the income statement	-	(437)	-	-	35,739	-	438	-	35,740	25,598	61,338
Net profit for the year	-	-	-	-	-	-	436,230	-	436,230	3,756	439,986
Dividends paid	-	-	-	-	-	-	(224,920)	-	(224,920)	-	(224,920)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(6,524)	(6,524)
Realisation of revaluation reserve on disposal of land	-	-	(459)	-	-	-	459	-	-	-	-
At 30 September 2006	712,516	1,217,455	47,772	26,517	185,116	14,337	2,304,623	(13,447)	4,494,889	168,795	4,663,684

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the year ended 30 September 2007
(The figures have not been audited.)

	12 months ended 30 September	
	2007	2006
	RM'000	RM'000 (Restated)
Cash Flows from Operating Activities		
Profit before taxation	886,458	588,554
Adjustment for non-cash flow :-		
Non-cash items	42,893	55,137
Non-operating items	(7,180)	(28,759)
Operating profit before working capital changes	922,171	614,932
Working capital changes :-		
Net change in current assets	(274,300)	(155,830)
Net change in current liabilities	(10,600)	32,190
Cash generated from operations	637,271	491,292
Interest paid	(30,202)	(14,530)
Tax paid	(153,315)	(129,163)
Retirement benefit paid	(2,212)	(3,966)
Net cash generated from operating activities	451,542	343,633
Cash Flow from Investing Activities		
Equity investments	(374,486)	(27,732)
Other investments	(422,492)	(350,645)
Net cash used in investing activities	(796,978)	(378,377)
Cash Flow from Financing Activities		
Bank borrowings	673,935	98,143
Dividends paid to shareholders of the Company	(285,055)	(224,920)
Dividends paid to minority shareholders	(14,364)	(6,524)
Issue of shares to minority shareholder	1,752	2,792
Return of capital to minority shareholders	-	(7,450)
Net cash generated from/(used in) financing activities	376,268	(137,959)
Net increase/(decrease) in cash and cash equivalents	30,832	(172,703)
Cash and cash equivalents at 1 October	440,702	615,439
	471,534	442,736
Foreign exchange difference on opening balance	789	(2,034)
Cash and cash equivalents at 30 September	472,323	440,702

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134_{2004}

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134_{2004}, *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board ("MASB") and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2006, except for the adoption of the following new and revised Financial Reporting Standards ("FRSs") which became effective for financial periods beginning on or after 1 January 2006:-

FRS 2	*Share-based Payment*
FRS 3	*Business Combinations*
FRS 5	*Non-current Assets Held for Sale and Discontinued Operations*
FRS 101	*Presentation of Financial Statements*
FRS 102	*Inventories*
FRS 108	*Accounting Policies, Changes in Estimates and Errors*
FRS 110	*Events after the Balance Sheet Date*
FRS 116	*Property, Plant and Equipment*
FRS 127	*Consolidated and Separate Financial Statements*
FRS 128	*Investments in Associates*
FRS 131	*Interests in Joint Ventures*
FRS 132	*Financial Instruments: Disclosure and Presentation*
FRS 133	*Earnings Per Share*
FRS 136	*Impairment of Assets*
FRS 138	*Intangible Assets*
FRS 140	*Investment Property*

The Group has also adopted the following revised FRSs which are effective for financial periods beginning on or after 1 October 2006:-

FRS 117	*Leases*
FRS 124	*Related Party Disclosures*

The adoption of the new and revised FRSs does not have any significant financial impact on the Group except for FRS 3, FRS 101, FRS 117 and FRS 140.

The principal effects of the changes in accounting policies resulting from the adoption of FRS 3, FRS 101, FRS 117 and FRS 140 by the Group are as follows:-

(a) FRS 3 *Business Combinations*

Prior to 1 October 2006, the negative goodwill which represents the excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost of acquisition was taken up as reserve on consolidation.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisition, after reassessment, is now recognised immediately in the income statement as and when it arises.

The revised accounting policy has been applied prospectively. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 30 September 2006 of RM58,507,000 was derecognised with a corresponding credit to the retained earnings.

(b) FRS 101 *Presentation of Financial Statements*
The adoption of the revised FRS 101 has affected the presentation of minority interests, share of results of associates and biological assets.

(i) Disclosure and presentation of minority interests
In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the Group were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders. With the adoption of the revised FRS 101, minority interests are now presented in the consolidated balance sheet within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the year. A similar requirement is also applicable to the consolidated statement of changes in equity where total recognised income and expenses for the year is disclosed, showing separately the amounts attributable to equity holders of the Company and minority interests.

(ii) Share of results of associates
Prior to 1 October 2006, share of results of associates accounted for using the equity method was disclosed previously as before tax. Upon the adoption of the revised FRS 101, share of results of associates is now disclosed net of tax in the consolidated income statements.

(iii) Biological assets
Plantation development expenditure which was previously classified under property, plant and equipment is now disclosed separately in the consolidated balance sheet as biological assets under non-current assets.

Growing crops and livestock which were previously included under inventories are now disclosed separately as biological assets under current assets in the consolidated balance sheet.

The above changes in presentation have been applied retrospectively. The presentation of the financial statements of the Group for the current year is based on the revised requirements of FRS 101, with comparatives restated to conform with the current year's presentation. These changes in presentation have no financial impact on the financial statements of the Group.

(c) FRS 117 *Leases*
Prior to 1 October 2006, leasehold land held for own use classified as property, plant and equipment, was stated at cost and revalued amounts less accumulated amortisation.

With the adoption of FRS 117, the leasehold land for own use is accounted for as being held under an operating lease and classified as prepaid lease payments. Such leasehold land will no longer be revalued. Where the leasehold land had been previously revalued, the Group retained the unamortised revalued amount as the surrogate carrying amount of prepaid lease payments as allowed by the transitional provisions of FRS 117. Such prepaid lease payments are amortised on a straight line basis over the remaining lease term of the land.

The reclassification has been accounted for retrospectively. Accordingly, the comparative figures are restated to conform with the current year's presentation. There is no financial impact on the financial statements of the Group.

(d) FRS 140 *Investment Property*
FRS 140 defines an investment property as a property held for long term rental yield and/or for capital appreciation and that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure its investment property. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item in the consolidated balance sheet under non-current assets. The reclassification has been applied retrospectively. In line with the revised requirements of FRS 101, the comparative figure is restated to conform with the current year's presentation. There is no financial impact on the financial statements of the Group.

(e) The effect to the Group's comparative figures on adoption of the above FRSs are as follows:

	As previously stated	Effect of adoption of new/revised FRSs			As restated
		FRS 101	FRS 117	FRS 140	
	RM'000	RM'000	RM'000	RM'000	RM'000
Condensed Consolidated Income Statement					
Share of results of associates	25,837	(7,777)	-	-	18,060
Profit before taxation	596,331	(7,777)	-	-	588,554
Tax expense	(156,345)	7,777	-	-	(148,568)
Condensed Consolidated Balance Sheet					
Non-current assets					
Property, plant and equipment	2,938,650	(1,136,557)	(214,639)	(5,241)	1,582,213
Investment property	-	-	-	5,241	5,241
Prepaid lease payments	-	-	214,639	-	214,639
Biological assets	-	1,136,557	-	-	1,136,557
Current assets					
Inventories	724,734	(3,414)	-	-	721,320
Biological assets	-	3,414	-	-	3,414
Condensed Consolidated Cash Flow Statement					
Profit before taxation	596,331	(7,777)	-	-	588,554
Non-cash items	47,360	7,777	-	-	55,137

A2. Audit Report
The audit report for the financial year ended 30 September 2006 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the financial year to-date, except for the 1 for 2 Bonus Issue of 354,988,564 new shares of RM1 each in the Company, which was completed on 14 March 2007.

A7. Dividends Paid

	12 months ended 30 September	
	2007	2006
	RM'000	RM'000
Interim 10 sen (2006 - 10 sen) per share less tax	77,742	51,118
Dividends proposed in year 2006, paid in year 2007		
- Final 10 sen (2005 - 9 sen) per share less tax	51,828	46,007
- Special 30 sen (2005 - 25 sen) per share less tax	155,485	127,795
	285,055	224,920

A8. Segment Information

Segment information is presented in respect of the Group's business segments. Inter-segment pricing is determined based on current market prices.

	12 months ended 30 September			
	Revenue		Profit before tax	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
				(Restated)
Plantation	2,319,654	1,861,708	677,611	458,900
Manufacturing	2,056,056	1,248,010	61,624	14,282
Retailing	779,057	768,962	14,354	(12,047)
Property development	63,868	63,664	12,056	23,220
Investment holding	53,528	404,590	43,185	42,974
Others	30,338	34,988	(912)	(141)
	5,302,501	4,381,922	807,918	527,188
Inter-segment elimination	(234,874)	(465,273)	-	-
	5,067,627	3,916,649	807,918	527,188
Corporate			82,780	57,521
			890,698	584,709
Finance costs			(36,139)	(14,215)
Share of results of associates			31,899	18,060
			886,458	588,554

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events subsequent to Balance Sheet Date

(a) On 3 October 2007, the Company had completed the acquisition of Golden Complex Sdn Bhd ("GCSB") via a subscription of 199,998 ordinary shares of RM1.00 each at par value in the capital of GCSB, which represents 99.99% of its enlarged issued and paid-up share capital.

GCSB, an investment holding company, has a 92% shareholding in PT Malindomas Perkebunan which holds a Certificate of *Izin Lokasi* for 8,266 hectares of plantation land in Berau, East Kalimantan, Indonesia.

(b) The Company had on 15 November 2007 entered into a conditional equity purchase agreement ("EPA") with Shanghai Jinwei Chemical Company Limited and Shanghai Shenzhen Enterprise Development Company Limited to acquire from them, 95% and 5% respectively of the entire registered capital of Shanghai Jinshan Jinwei Chemical Company Limited ("SJJC") for a total cash consideration of Rmb25,947,270 only (hereinafter referred to as "the Acquisition").

SJJC specializes in the manufacturing of fatty amines, cationic surfactants, and auxiliary materials for cosmetic, detergent, tobacco, etc. industries.

The Acqusition is subject to the fulfillment of certain conditions precedent within 4 months of the date of the EPA. Amongst these are:-

(i) the approval of Bank Negara Malaysia for the remittance of the Purchase Price;

(ii) the review and approval of the relevant People's Republic of China Authorities for the (a) transactions contemplated under the EPA (b) transformation of SJJC into a wholly-owned foreign enterprise (c) new Articles of Association of SJJC; and

(iii) the completion of due diligence studies (whether technical, commercial, legal or financial) on SJJC to the satisfaction of the Company.

A11. Changes in the Composition of the Group

A subsidiary, Palm-Oleo Sdn Bhd, had on 28 September 2007 completed the acquisition of the entire issued capital of Uniqema (Malaysia) Sdn Bhd ("Uniqema Malaysia") for a total cash consideration of RM67,671,400 and Uniqema Malaysia is now a wholly-owned subsidiary. Uniqema Malaysia has a plant which produces fatty acids, glycerine, fatty acid esters and soap noodles.

The acquisition did not have any effect on the net assets and earnings of the Group for the financial year ended 30 September 2007.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's pre-tax profit for the 4th quarter rose significantly by 159.1% to RM327.1 million compared to the same quarter a year ago. Plantation sector, benefitting from favourable palm product prices and higher FFB production, contributed substantially to the strong performance. Manufacturing and retailing sectors' results also improved.

For the year ended 30 September 2007, the Group registered a sharp rise of 50.6% in the profit before taxation to RM886.5 million from that achieved last year. The bulk of the increase came from plantation profits attributed to higher palm product prices despite higher production cost. Manufacturing and retailing sectors had also contributed favourably to the Group's results.

B2. Variation of Results to Preceding Quarter

For the current quarter under review, the Group's pre-tax profit of RM327.1 million was 68.9% above that of the previous quarter due to higher plantation profits, non-recurring income arising from reserve on consolidation and the write-back of allowance for diminution in value of an associate. The improved plantation profits was achieved through better palm product prices as well as from higher FFB and rubber production.

B3 Current Year Prospects

The Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2008 would be higher than that of the previous year. This is anticipated from prevailing buoyant commodity prices and further improvements in the manufacturing sector.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2007 RM'000	2006 RM'000 (Restated)	2007 RM'000	2006 RM'000 (Restated)
Current tax expense				
Malaysian taxation	34,028	22,695	131,051	99,385
Overseas taxation	24,968	11,272	64,349	30,166
	58,996	33,967	195,400	129,551
Deferred tax				
Relating to origination of temporary differences	(4,804)	4,949	(17,512)	15,485
Relating to changes in tax rate	(334)	-	(5,129)	-
	(5,138)	4,949	(22,641)	15,485
	53,858	38,916	172,759	145,036
(Over)/Under provision in respect of previous years				
Malaysian taxation	(121)	4,460	(1,231)	4,174
Overseas taxation	936	(756)	481	(642)
	815	3,704	(750)	3,532
	54,673	42,620	172,009	148,568

The effective tax rates for the current quarter and financial year to-date are lower than the statutory tax rate largely due to non-taxable income, recognition of deferred tax assets not taken up previously and tax incentives claimed by the Company and certain subsidiaries.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial year ended 30 September 2007 (30 September 2006 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
(Deficit)/Surplus arising from government acquisitions of land	(414)	-	22,885	50,652
Surplus on sale of property	-	22	-	2,029

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	10,716	4,792	26,851	13,194
Sales proceeds of quoted securities	1,823	7,004	60,563	50,154
Surplus on sales of quoted securities	879	5,114	26,078	23,905

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2007	30 September 2006
	RM'000	RM'000
At cost		
Associate	37,466	39,725
Other investments	438,001	448,443
	475,467	488,168
At carrying value less allowance		
Associate	28,045	14,243
Other investments	437,984	448,443
	466,029	462,686
At market value		
Associate	28,126	6,837
Other investments	634,490	561,867
	662,616	568,704

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

		30 September 2007		30 September 2006	
		RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a)	Repayable within 12 months :-				
(i)	Term Loans				
	- Secured	781	GBP112	4,228	GBP612
		79	CAD23	970	CAD293
		2,209	HKD5,040	4,735	HKD10,000
		5,907	Rmb13,000	6,072	Rmb13,000
		8,976		16,005	
	- Unsecured	117,159	USD34,340	85,098	USD23,059
		56,727	GBP8,132	56,235	GBP8,141
		4,501	HKD10,268	3,689	HKD7,788
		5,297	AUD1,750	5,236	AUD1,900
		27,264	Rmb60,000	38,069	Rmb81,500
		210,948		188,327	
		219,924		204,332	
(ii)	Bank Overdraft				
	- Secured	1,465	HKD3,342	1,430	HKD3,020
		-		2,348	CAD709
		1,465		3,778	
	- Unsecured	9,843	USD2,889	10,383	USD2,815
		8,249	GBP1,183	2,592	GBP375
		3,754	HKD8,565	3,016	HKD6,370
		21,846		15,991	
		23,311		19,769	
(iii)	Short Term Borrowings				
	- Secured	822	Euro169	-	
	- Unsecured	19,803	USD5,793	16,609	USD4,500
		17,570	CHF6,000	-	
		4,864	Euro1,000	-	
		15,904	Rmb35,000	-	
		190,355		37,680	
		248,496		54,289	
		249,318		54,289	
	Total repayable within 12 months	492,553		278,390	

	30 September 2007 RM'000	30 September 2007 Amount in Foreign Currency '000	30 September 2006 RM'000	30 September 2006 Amount in Foreign Currency '000
(b) Repayable after 12 months :-				
Term Loans				
- Secured	195	GBP28	3,730	GBP540
- Unsecured	268,064	USD78,635	94,848	USD25,675
	268,259		98,578	
Islamic Medium Term Notes				
- Unsecured	300,000		-	
Total repayable after 12 months	568,259		98,578	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 13 November 2007 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Mature within One Year RM million	In the Second to Fifth Year RM million
(a) Sale contracts	GBP	13.5	93.2	93.2	-
	AUD	2.3	6.8	6.8	-
	NZD	1.0	2.5	2.5	-
	EURO	13.2	63.2	63.2	-
	USD	218.3	746.1	746.1	-
	YEN	82.7	2.4	2.4	-
(b) Purchase contracts	USD	10.3	35.3	29.5	5.8

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank (M) Berhad ("AmBank") (collectively, "the Defendants"); And*
Federal Court Civil Appeal no. 02-16-2007(w) by the Company/AHSB
Federal Court Civil Appeal no. 02-17-2007(w) by Ambank
(collectively referred to as the "Federal Court Appeals")

The High Court on 3 April 2006 ruled in favour of the Defendants. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million Ladang Perbadanan-Fima Berhad ("LPF") shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal allowed GGSB's appeal and gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5 million to AmBank. The Defendants filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. The leave application was heard by the Federal Court on 25 April 2007 and was unanimously allowed.

The Company and AHSB have since filed their Notice of Appeal against the whole of the Court of Appeal decision. A date will be fixed by the Federal Court for the hearing of the appeal proper.

(b) *KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank (M) Berhad and AmSec Nominees Sdn Bhd ("AmBank") (collectively, "the Defendants")*

Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction to restrain the sale and the MGO on 24 July 2006 from the High Court pursuant to a new suit i.e. GGSB's 2nd Suit.

The Company and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 22 May 2008 and 5 February 2008 respectively.

B12. Dividend

(a) A final dividend of 40 sen per share less 26% Malaysian income tax has been recommended by the Directors in respect of the financial year ended 30 September 2007 (year ended 30 September 2006 : final dividend of 10 sen per share less 27% Malaysian income tax and special dividend of 30 sen per share less 27% Malaysian income tax) and subject to approval at the forthcoming Annual General Meeting, will be paid on 17 March 2008 to shareholders registered on the Company's Register as at 21 February 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 19 February 2008 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 21 February 2008 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year is 10 sen per share less 27% Malaysian income tax and 40 sen per share less 26% Malaysian income tax (2006 : 10 sen per share less 28% Malaysian income tax and 40 sen per share less 27% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period. Comparative earnings per share has been retrospectively adjusted for the effect of the 1 for 2 Bonus Issue.

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2007	2006	2007	2006
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	263,336	82,515	694,154	436,230
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	24.73	7.75	65.18	40.96

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

20 November 2007

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **20/11/2007 05:00:24 PM**
Reference No **KL-071120-92CE4**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

*	Entitlement date	:**21/02/2008**
*	Entitlement time	:**04:00:00 PM**
*	Entitlement subject	:**Final Dividend**
*	Entitlement description	

A final dividend of 40 sen per share less 26% Malaysian Income Tax

	Period of interest payment	: to
	Financial Year End	:**30/09/2007**
	Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

	Payment date	:**17/03/2008**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**21/02/2008**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**19/02/2008**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
*	Entitlement in RM (RM)	:**0.4**

Remarks

The proposed final dividend is subject to the approval of the shareholders of the Company at the 35th Annual General Meeting to be held on 20 February 2008.

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:17 PM**
Reference No **KL-071204-CFF49**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/11/2007**	* **150,000**	**16.100**
Disposed	**28/11/2007**	**150,000**	**16.200**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,026,527**
Indirect/deemed interest (%)	:	**46.86**
* Date of notice	:	**03/12/2007**

Remarks :
fsc

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:17 PM**
Reference No **KL-071204-CFF4A**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/11/2007**	* **150,000**	**16.100**
Disposed	**28/11/2007**	**150,000**	**16.200**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **83,250**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **499,026,527**
Indirect/deemed interest (%) : **46.86**
* Date of notice : **03/12/2007**

Remarks :
fsc

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **12/12/2007 04:37:35 PM**
Reference No **KL-071212-F5014**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Yeoh Eng Khoon**
* Address	:	**5 Lorong Rani, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **5,000**	**16.600**

Circumstances by reason of which change has occurred	:	**Direct Interest**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**330,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	**3,179,850**
Indirect/deemed interest (%)	:	**0.3**
* Date of notice	:	**11/12/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/12/2007 04:47:35 PM**
Reference No **KL-071213-FD2F1**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **50,000**	**16.500**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**498,976,527**
Indirect/deemed interest (%)	:	**46.85**
* Date of notice	:	**12/12/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/12/2007 04:47:35 PM**
Reference No **KL-071213-FD2F2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **50,000**	**16.500**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**498,976,527**
Indirect/deemed interest (%)	:	**46.85**
* Date of notice	:	**12/12/2007**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/11/2007 03:23:26 PM**
Reference No **KL-071109-8815F**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP,**
Jalan Raja Laut,
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/11/2007**	* **13,700**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **90,425,100**
Direct (%) : **8.49**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **90,425,100**

* Date of notice : **02/11/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/11/2007 03:11:04 PM**
Reference No **KL-071122-772D8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/11/2007**	* **39,100**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**90,386,000**
Direct (%)	:	**8.49**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**90,386,000**
* Date of notice	:	**19/11/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/11/2007 02:52:58 PM**
Reference No **KL-071129-5CFD5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/11/2007**	* **249,400**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**90,635,400**
Direct (%)	:	**8.51**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**90,635,400**
* Date of notice	:	**23/11/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:17 PM**
Reference No **KL-071204-CFF4B**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **26/11/2007**	* **35,500**	
Acquired	**10/10/2007**	**136,600**	
Acquired	**06/11/2007**	**250,000**	
Acquired	**07/11/2007**	**250,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **91,307,500**
Direct (%) : **8.57**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **91,307,500**
* Date of notice : **27/11/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:16 PM**
Reference No **KL-071204-CFF47**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

RECEIVED 2008 JAN -8 A 2:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/11/2007**	* **150,000**	
Disposed	**28/11/2007**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,026,527**
Indirect/deemed interest (%)	:	**46.86**
* **Total no of securities after change**	:	**499,098,527**
* Date of notice	:	**03/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:16 PM**
Reference No **KL-071204-CFF48**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/11/2007**	* **150,000**	
Disposed	**28/11/2007**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,026,527**
Indirect/deemed interest (%)	:	**46.86**
* **Total no of securities after change**	:	**499,109,777**
* Date of notice	:	**03/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:15 PM**
Reference No **KL-071204-CFF44**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/11/2007**	* **150,000**	
Disposed	**28/11/2007**	**150,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest (Shares disposed in open market)**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **499,026,527**
	Indirect/deemed interest (%)	: **46.86**
*	**Total no of securities after change**	: **499,026,527**
*	Date of notice	: **03/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:16 PM**
Reference No **KL-071204-CFF45**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/11/2007**	* **150,000**	
Disposed	**28/11/2007**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**499,026,527**
Indirect/deemed interest (%)	:	**46.86**
* **Total no of securities after change**	:	**499,026,527**
* Date of notice	:	**03/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2007 05:00:16 PM**
Reference No **KL-071204-CFF46**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Wan Hin Investments Sdn Bhd & Group**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **3117-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/11/2007**	* **150,000**	
Disposed	**28/11/2007**	**150,000**	

*	Circumstances by reason of which change has occurred	: **Direct Interest (Shares disposed in open market)**
*	Nature of interest	: **Direct**
	Direct (units)	: **3,125,000**
	Direct (%)	: **0.29**
	Indirect/deemed interest (units)	: **495,901,527**
	Indirect/deemed interest (%)	: **46.57**
*	**Total no of securities after change**	: **499,026,527**
*	Date of notice	: **03/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/12/2007 04:47:34 PM**
Reference No **KL-071213-FD2EF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **50,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**498,976,527**
Indirect/deemed interest (%)	:	**46.85**
* **Total no of securities after change**	:	**499,048,527**
* Date of notice	:	**12/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/12/2007 04:47:34 PM**
Reference No **KL-071213-FD2F0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **50,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**498,976,527**
Indirect/deemed interest (%)	:	**46.85**
* **Total no of securities after change**	:	**499,059,777**
* Date of notice	:	**12/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/12/2007 04:47:33 PM**
Reference No **KL-071213-FD2EC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **50,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**498,976,527**
Indirect/deemed interest (%)	:	**46.85**
* **Total no of securities after change**	:	**498,976,527**
* Date of notice	:	**12/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/12/2007 04:47:33 PM**
Reference No **KL-071213-FD2ED**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **High Quest Holdings Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **178504-D**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

RECEIVED 2008 JAN -8 A 2:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **50,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest (Shares disposed in open market)**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **498,976,527**
	Indirect/deemed interest (%)	: **46.85**
*	**Total no of securities after change**	: **498,976,527**
*	Date of notice	: **12/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/12/2007 04:47:34 PM**
Reference No **KL-071213-FD2EE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/12/2007**	* **50,000**	

* Circumstances by reason of which change has occurred	:	**Direct Interest (Shares disposed in open market)**
* Nature of interest	:	**Direct**
Direct (units)	:	**3,075,000**
Direct (%)	:	**0.29**
Indirect/deemed interest (units)	:	**495,901,527**
Indirect/deemed interest (%)	:	**46.57**
* **Total no of securities after change**	:	**498,976,527**
* Date of notice	:	**12/12/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/12/2007 03:22:14 PM**
Reference No **KL-071217-889B9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **07/12/2007**	* **241,200**	
Acquired	**10/12/2007**	**282,700**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **91,831,400**
Direct (%) : **8.62**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **91,831,400**
* Date of notice : **10/12/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/12/2007 04:03:18 PM**
Reference No **KL-071218-C46FB**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/12/2007**	* **35,000**	
Disposed	**12/12/2007**	**655,500**	
Acquired	**12/12/2007**	**100,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **91,310,900**
Direct (%) : **8.57**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **91,310,900**

* Date of notice : **12/12/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/12/2007 04:30:26 PM**
Reference No **KL-071219-EBF58**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **13/12/2007**	* **394,300**	
Disposed	**13/12/2007**	**805,200**	
Acquired	**14/12/2007**	**1,315,400**	
Disposed	**14/12/2007**	**622,700**	
Acquired	**14/12/2007**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**91,692,700**
Direct (%)	:	**8.61**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**91,692,700**
* Date of notice	:	**14/12/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/12/2007 04:34:46 PM**
Reference No **KL-071221-F30FA**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

	Type of transaction	Date of change	No of securities	Price transacted (RM)
*	**Acquired**	* **17/12/2007**	* **36,100**	
	Disposed	**17/12/2007**	**458,600**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **91,270,200**
	Direct (%)	: **8.57**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **91,270,200**
*	Date of notice	: **17/12/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/12/2007 05:02:20 PM**
Reference No **KL-071226-1BA3A**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 19, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **18/12/2007**	* **125,700**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **91,395,900**
Direct (%) : **8.58**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **91,395,900**

* Date of notice : **18/12/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/12/2007 02:43:14 PM**
Reference No **KL-071227-4FCE8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 19, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/12/2007**	* **1,005,700**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**92,401,600**
Direct (%)	:	**8.68**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**92,401,600**
* Date of notice	:	**19/12/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/12/2007 12:26:01 PM**
Reference No **KL-071229-86B1A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 19, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **21/12/2007**	* **97,200**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**92,304,400**
Direct (%)	:	**8.67**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**92,304,400**
* Date of notice	:	**24/12/2007**
Remarks	:	

END